Exhibit 99.2

Statutory Annual Report 2005

Statutory Annual

Report 2005

Contents 4 Board of Management 5 Supervisory Board 6 Report of the Supervisory Board 16 Corporate Governance 45 Management Report 61 In Control Statement 62 Statutory Financial Statements

In this report the expression "ASML" is sometimes used for convenience in contexts where reference is made to ASML Holding N.V. and/or any of its subsidiaries in general. The expression is also used where no useful purpose is served by identifying the particular company or companies.

Board of Management

Eric Meurice (1956)

President, Chief Executive Officer and

Chairman of the Board of Management

Appointed in 2004

French nationality

Peter T.F.M. Wennink (1957)

Executive Vice President and Chief Financial Officer

Appointed in 1999

Dutch nationality

Martin A. van den Brink (1957)

Executive Vice President Marketing & Technology

Appointed in 1999

Dutch nationality

David P. Chavoustie (1943)

Executive Vice President Sales

Appointed in 2000

U.S. nationality

Retired December 31, 2005

Supervisory Board

Henk Bodt (1938) (Chairman) Former Executive Vice President of Royal Philips Electronics N.V. First appointed 1995 Current term until 2007 Dutch nationality	Fritz W. Fröhlich (1942) Former Deputy Chairman and Chief Financial Officer of Akzo Nobel N.V. First appointed 2004 Current term until 2008 German nationality
OB Bilous (1938) Former General Manager and VP Worldwide Manufacturing of IBM's Microelectronics Division First appointed 2005 Current term until 2009 American nationality	Peter H. Grassmann (1939) Former President and Chief Executive Officer of Carl Zeiss First appointed 1996 Current term until 2006 German nationality
Ieke C.J. van den Burg (1952) Member of the European Parliament First appointed 2005 Current term until 2009 Dutch nationality	Arthur P.M. van der Poel (1948) Former Chief Executive Officer of Philips Semiconductors First appointed 2004 Current term until 2008 Dutch nationality
Jan A. Dekker (1939) Former Chief Executive Officer of TNO First appointed 1997 Current term until 2006 Dutch nationality	Jos W.B. Westerburgen (1942) Former Company Secretary and Head of Tax of Unilever First appointed 2002 Current term until 2009 Dutch nationality

Report of the Supervisory Board

The Supervisory Board has reviewed the Statutory Annual Report of ASML Holding N.V. ("ASML" or the "Company") for the financial year 2005, as prepared by the Board of Management and included in this Annual Report. Deloitte has duly examined the Company's financial statements, and their Auditors' Report is included in the Statutory Financial Statements 2005.

Highlights

The Board of Management of ASML is responsible for the management of the Company. It is the task of the Supervisory Board to supervise the policies of the Board of Management and the general course of affairs in the Company. In addition, the Supervisory Board supports the Board of Management with its advice.

ASML reinforced its position in the global market for semiconductor lithography systems throughout 2005. The Company strengthened its capabilities to execute according to its strategy for technology, lead time and cost of goods. ASML management and employees demonstrated their capacity to adapt to the cyclicality of the world market for semiconductor lithography systems, while the Company improved operating margin and sustained profitability.

During 2005, the Supervisory Board frequently discussed the Company's Investor Relations program. We are interested in the opinions of investors and analysts about ASML and encourage continuous communication with and feedback from investors and analysts, consistent with fair disclosure principles.

Strategy and Business Review

In 2005, the Supervisory Board's main focus was on technology and the Company's financial situation. Furthermore, the Supervisory Board had regular discussions on corporate governance and the application of corporate governance rules to the Company. ASML is a publicly traded company that is dual listed in the Netherlands and the United States. These days, corporate governance is a continuously changing environment, and we are being confronted with an increasing amount of regulations. We strive for compliance so that benefits of corporate governance outweigh its burdens. For example, corporate governance requirements have helped to improve the quality of the Company's processes and procedures by increasing the Company's focus on internal controls and risk management, and have also helped to provide further clarity and consistency for stakeholders.

The Supervisory Board has worked closely with the Board of Management in 2005 through scheduled meetings, regular reports and timely consultations. One of the ways in which we perform our supervision is via a structure of four committees: Audit, Remuneration, Selection and Nomination, and Technology and Strategy.

By working through committees, Supervisory Board members improve their understanding of and insights into the business of the Company. We work with members of the Board of Management and with executive managers. Doing so expands our interaction within the senior ranks of ASML. For example, the Technology and Strategy Committee was established in 2005, and the Committee covered technology matters together with the Company's specialists.

This resulted in a better understanding of technology matters by the full Supervisory Board and enabled us to better understand the strategic challenges and choices facing ASML.

Decisions are not made at committee level. The outcomes of the committee meetings converge in the plenary meetings of the Supervisory Board. It allows members of different committees to share their findings in full forums. The entire Supervisory Board can then adopt resolutions and take decisions.

During 2005, we discussed the Company's business strategy to improve the value of ownership for ASML customers while the Company achieves good financial performance over the semiconductor cycle. We also reviewed technical possibilities for existing lithography technology and for innovations such as immersion technology.

The Supervisory Board also increased its awareness of customers' roadmaps in 2005, their prospective needs for chip manufacturing, and their views of next generation lithography technologies such as Extreme Ultra Violet ("EUV").

In the Netherlands, the Works Council at ASML held an election in 2005. We welcome the incoming Works Council, and we look forward to working with them, including their contributions for nominations to the Supervisory Board. We also sincerely thank the outgoing Works Council for their cumulative cooperation and professionalism.

Independent Members of the Supervisory Board

Like many Netherlands public companies, the Company has a two-tier board structure where independent, non-executive members serve on the Supervisory Board, which in turn supervises and advises the members of the Board of Management in performing its management tasks. Supervisory Board members are prohibited from serving as officers or employees of the Company. The Supervisory Board considers all current members of the Company's Supervisory Board to be independent in accordance with the criteria of the Netherlands Corporate Governance Code (the "Code")

Corporate Governance Developments

We reaffirm that compliance with requirements for corporate governance and effective internal controls are highly important. It reinforces the reliability of the Company's financial reporting and other disclosures.

The Supervisory Board assists and supports the Board of Management in its continuing efforts to ensure that the Company's practices and procedures reflect good corporate governance and comply with applicable corporate governance requirements under U.S. and Netherlands law, the rules of Euronext Amsterdam and the Nasdaq National Market, and associated best practices.

A more detailed description on corporate governance appears in this report.
Meetings of the Supervisory Board

The Supervisory Board met six times in 2005. No single member has been absent frequently from meetings. During various meetings, the Supervisory Board discussed ASML's corporate strategy, the business risks, and the result of the Board of Management's evaluation of the structure and operation of the Company's internal risk management and control systems.

Members of the Supervisory Board also held two regular meetings with the Works Council in the Netherlands during 2005. Our relationship with the Works Council is characterized by continuous cooperation and professionalism.

The Supervisory Board met once without the Board of Management in attendance to discuss, among others, the following matters:

1.       the size, composition and competence of the Supervisory Board;

2.       the fiduciary duties (Corporate Governance) of the Supervisory Board;

3.       the Supervisory Board's role in relation to the Board of Management;

4.       the functioning of the Board of Management and its individual members;

5.       the relationship between the Supervisory Board and the Board of Management.

Proper feedback has been given to the Board of Management concerning the aforementioned meeting.

In addition to their regularly scheduled meetings, in 2005 there were frequent consultations between the Supervisory Board and the Board of Management.

Composition of the Supervisory Board

Mr. J. Westerburgen and Mr. M. Attardo retired by rotation on March 24, 2005 and Mr. J. Westerburgen was reappointed. On the same date, Ms. H. van den Burg and Mr. OB Bilous were appointed as members of the Supervisory Board. Ms. H. van den Burg was recommended by the Works Council on the basis of its strengthened right of recommendation. We express our gratitude to Mr. Attardo for his excellent service during the past years.

Mr. J. Dekker and Mr. P. Grassmann will retire by rotation on March 23, 2006. In 2006, the Works Council has the strengthened right to make a recommendation for the appointment of one member of the Supervisory Board.

Supervisory Board Committees

The Supervisory Board has an Audit Committee, Remuneration Committee, Selection and Nomination Committee, and Technology and Strategy Committee. Members of these committees are appointed from the Supervisory Board members.

Audit Committee
In 2005, the Audit Committee met six times. The Audit Committee decided that the external auditor may attend the Audit Committee meetings, unless the Audit Committee determines that the external auditor should not be present at a particular meeting.

The current members of our Audit Committee are Mr. F. Fröhlich (Chairman), Mr. H. Bodt and Mr. J. Dekker. The members of the Audit Committee are all independent, non-executive members of the Supervisory Board.

During 2005, the main subjects of the meetings of the Audit Committee were the review of ASML's quarterly earnings announcements and audited annual consolidated financial statements; discussions on the internal controls and risk management systems and related audit findings (special attention was given to the Sarbanes-Oxley Act: on the status, progress and gaps to be addressed); approval of the external audit plan and related audit and fees; review of the audit and non-audit fees paid to the Company's external auditor; review of the audit activities of the Company's external and internal auditor; discussions on tax planning and investor relations, and regular updates on the discussions of the Company's Disclosure Committee.

Remuneration Committee
In 2005, the Remuneration Committee held two scheduled regular meetings and various ad hoc meetings. The current members of our Remuneration Committee are Mr. J. Westerburgen (Chairman), Mr. H. Bodt and Ms. H. van den Burg.

During 2005, the main subjects of the meetings of the Remuneration Committee were the evaluation of the Remuneration Policy 2004 and the remuneration package of ASML's Board of Management and discussions on ASML's Stock Option Plan for 2005.

Selection and Nomination Committee
The Selection and Nomination Committee held three meetings in 2005. In addition, members of the Selection and Nomination Committee consulted together several times on an ad hoc basis to review recruitment of the new Executive Vice President Operations. The current members of our Selection and Nomination Committee are Mr. J. Westerburgen (Chairman), Mr. H. Bodt and Mr. A. van der Poel.

The main subjects of the meetings of the Selection and Nomination Committee were the recruitment of a new Executive Vice President Operations and the composition of the Supervisory Board and the Board of Management.

Technology and Strategy Committee
The Technology and Strategy Committee held three meetings in 2005. The current Supervisory Board members of our Technology and Strategy Committee are Mr. A. van der Poel (Chairman), Mr. P. Grassmann, Mr. J. Dekker and Mr. OB Bilous. In addition, the Technology and Strategy Committee may appoint one or more advisors from within the Company and/or from outside the Company. The advisors to the Technology and Strategy Committee may be invited as guests to (parts of) the meetings of the Committee, but are not entitled to vote in the meetings.

The main subjects of the meetings of the Technology and Strategy Committee were the Company's technology roadmap, Extreme Ultra Violet ("EUV") lithography and immersion technology.
Remuneration of the Supervisory Board

The remuneration of the Supervisory Board members is described in Note 23 to the Statutory Financial Statements 2005. The remuneration of the members of the Supervisory Board is not dependent on the financial results of the Company. No member of the Supervisory Board personally maintains a business relationship with the Company other than as a member of the Supervisory Board. The General Meeting of Shareholders determines the remuneration of the members of the Supervisory Board.

Mr. P. Grassman owns 3,000 shares in the capital of the Company. None of the other members of the Supervisory Board owns shares or options on shares of the Company.
The Company has not granted any loans to, nor has it granted any guarantees in favor of, any of the members of the Supervisory Board.

On March 18, 2004, the General Meeting of Shareholders has, as part of the amendment to the Company's Articles of Association, indemnified the members of the Supervisory Board against any claim arising in connection with their position as member of the Supervisory Board, provided that such claim is not attributable to willful misconduct or intentional recklessness of such Supervisory Board member. The Board of Management has further implemented the indemnification of the Supervisory Board members by means of separate indemnification agreements.

Composition of the Board of Management

The Board of Management currently consists of three members. The Supervisory Board acknowledges the valuable service of Dave Chavoustie, Executive Vice President Sales, who retired from his position on the Board of Management effective December 31, 2005. We appreciate his outstanding contributions during his seven successful years at ASML.

In October 2005, we announced our intention to appoint Klaus Fuchs as Executive Vice President Operations and a member of the Board of Management of the Company, subject to notification of the Annual General Meeting of Shareholders on March 23, 2006. His responsibility at ASML includes quality, supply chain, manufacturing and customer support.

Remuneration of the Board of Management

The Remuneration Committee recommends, reviews and proposes compensation and benefits for members of the Board of Management. Furthermore, the Remuneration Committee reviews and proposes the general compensation and benefit programs for the Board of Management.

In proposing to the Supervisory Board the actual remuneration elements and levels applicable to the members of the Board of Management, the Remuneration Committee considers, among other factors, the Remuneration Policy 2004 as adopted by the General Meeting of Shareholders on March 18, 2004 and, the desired levels of remuneration and emphasis on particular aspects of the Company's short- and long-term performance, its current compensation and benefits structures, and levels benchmarked against relevant peer companies. External compensation survey data and, where necessary, external consultants are used to benchmark our remuneration levels and structures. The Remuneration Committee also reviews and proposes to the Supervisory Board corporate goals and objectives relevant to the compensation of all members of the Board of Management. The Remuneration Com mittee evaluates the performance of members of the Board of Management in view of those goals and objectives, and makes recommendations to the Supervisory Board regarding the resulting compensation levels of the members of the Board of Management based on this evaluation.

The outlines of the remuneration report of the Supervisory Board concerning the remuneration policy of the Company, as prepared by the Remuneration Committee are the following:

1.       Total remuneration for members of the Board of Management consists of (i) base salary; (ii) a short-term performance cash bonus and performance stock options; (iii) long-term performance stock and (iv) benefits. The receipt of cash bonus, performance stock options and performance stock is dependent on the achievement of predetermined performance criteria.

2.       The following ratio is used to balance the various elements of the remuneration: 100-50-25-25, whereby base salary is 100; performance bonus is 50; performance stock options is 25 and performance stock is 25.

3.       Base salary, short-term and long-term incentives are measured against the 75th percentile of the appropriate Top Executive Market with a predominant focus on the European market.

4.       Members of the Board of Management are offered a pension plan based on a defined contribution. The total defined contribution is a percentage of the pensionable salary and is dependent on the participant's age. The total contribution percentage lies between 6% and 24%, of which the participant pays 30%, while ASML pays the remaining 70%.

5.       Although ASML intends to closely observe the Code, this will not affect the Company's rights and obligations towards the members of the Board of Management, appointed prior to 2004. Accordingly, each member of the Board of Management has been given the opportunity to opt for either the new compensation package, described in the Remuneration Policy 2004, or to retain his current package, but with a base salary as determined under the new policy. As per January 1, 2005, all members of the Board of Management, appointed prior to 2004, being Messrs. Wennink, Van den Brink and Chavoustie transferred to the Remuneration Policy 2004. The CEO's remuneration package was already in line with this policy. Furthermore, the remuneration package of Mr. Fuchs, is also in line with the Remuneration Policy 2004.

The remuneration of members of the Board of Management is described in Note 23 to the Statutory Financial Statements 2005. The remuneration of the Board of Management during 2005 was in accordance with the Remuneration Policy 2004. The entire remuneration report of the Supervisory Board and the Remuneration Policy 2004 as adopted by the General Meeting of Shareholders are published on the Company's website.

On March 18, 2004, the General Meeting of Shareholders has, as part of the amendment to the Company's Articles of Association, indemnified the members of the Board of Management against any claim arising in connection with their position as member of the Board of Management, provided that such claim is not attributable to willful misconduct or intentional recklessness of such Board of Management member. The Supervisory Board has further implemented the indemnification of the Board of Management members by means of separate indemnification agreements.

Gratitude to ASML Employees	The Supervisory Board acknowledges the contributions made by everyone associated with the Company, and in particular, we express our gratitude to the employees of ASML.
Information on Supervisory Board Members	Presented below is the personal data of all Supervisory Board members that is required to be disclosed in this report in order to comply with the Code.

OB Bilous	gender	:	male
	age	:	67
	profession	:	former General Manager and VP WorldwideManufacturing of IBM's Microelectronics Division
	principal position	:	Chairman of the Board of Sematech
	nationality	:	American
	other relevant positions	:	Lead Director and Board member Nantero, Inc.
	first appointed	:	2005
	current term until	:	2009

H. Bodt	gender	:	male
	age	:	67
	profession	:	retired
	principal position	:	Chairman of the Supervisory Board of ASML
	nationality	:	Dutch
	other relevant positions	:	member of the Supervisory Boards of DSM N.V., Delft Instruments N.V. and Neo- Post S.A.
	first appointed	:	1995
	current term until	:	2007

H.C.J. van den Burg	gender	:	female
	age	:	53
	profession	:	member of the European Parliament
	principal position	:	member of the European Parliament
	nationality	:	Dutch
	other relevant positions	:	none
	first appointed	:	2005
	current term until	:	2009

J.A. Dekker	gender	:	male
	age	:	66
	profession	:	former CEO of TNO
	principal position	:	President of the Royal Institute of Engineers (KIVI NIRIA)
	nationality	:	Dutch
	other relevant positions	:	member of the Supervisory Boards of Koninklijke BAM Group N.V. and Syntens
	first appointed	:	1997
	current term until	:	2006

F.W. Fröhlich	gender	:	male
	age	:	63
	profession	:	former Deputy Chairman and CFO of Akzo Nobel N.V.
	principal position	:	Chairman of the Supervisory Board of Randstad Holding N.V
	nationality	:	German
	other relevant positions	:	member of the Supervisory Boards of Allianz Nederland N.V., Draka Holding N.V., Gamma Holding N.V. and Kempen & co N.V.
	first appointed	:	2004
	current term until	:	2008

P.H. Grassmann	gender	:	male
	age	:	66
	profession	:	former CEO of Carl Zeiss
	principal position	:	former CEO of Carl Zeiss
	nationality	:	German
	other relevant positions	:	member of the Supervisory Boards of Gambro B.V. and the Medical University of Innsbruck
	first appointed	:	1996
	current term until	:	2006

A.P.M. van der Poel	gender	:	male
	age	:	57
	profession	:	former member of the Board of Management of Royal Philips Electronics
	principal position	:	Chairman of the board of MEDEA+
	nationality	:	Dutch
	other relevant positions	:	member of the Board of Directors of Axalto Holding N.V. and Member of the Supervisory Boards of PSV N.V. and DHV Holding B.V.
	first appointed	:	2004
	current term until	:	2008

J.A.B. Westerburgen	gender	:	male
	age	:	63
	profession	:	former Company Secretary and Head of Tax of Unilever
	principal position	:	retired
	nationality	:	Dutch
	other relevant positions	:	member of the Supervisory Board of Rodamco Europe N.V. and Vice-Chairman of the Board of the Association Aegon
	first appointed	:	2002
	current term until	:	2009

	Company Secretary	:	R.F. Roelofs
	First appointed	:	2002

	Deputy Company Secretary	:	G.C.M. Keizer
	First appointed	:	2002

	The Supervisory Board, Veldhoven, January 27, 2006

Corporate Governance
General

ASML Holding N.V. ("ASML" or the "Company") was established in 1994 as a private limited liability company. ASML is the parent company of ASML Netherlands B.V., which was established in 1984, as well as of other, mainly foreign, subsidiaries. ASML is a public limited liability company, with registered seat in Veldhoven, the Netherlands and is governed by Netherlands law. ASML's shares are listed both on Euronext Amsterdam and Nasdaq since 1995.

ASML monitors and assesses on an ongoing basis applicable Netherlands, U.S., and other relevant corporate governance codes, rules, and regulations. As of January 1, 2004, ASML is subject to the Netherlands Corporate Governance Code (the "Code"), as ASML is registered in the Netherlands and is listed on Euronext Amsterdam. ASML also is listed on Nasdaq,and is required to comply with the U.S. Sarbanes-Oxley Act of 2002, as well as the regulations developed by Nasdaq, and the U.S. Securities and Exchange Commission ("SEC") pursuant to the Sarbanes-Oxley Act. In particular, ASML is taking the actions necessary to comply with Section 404 of the Sarbanes-Oxley Act on its first formal reporting date after July 15, 2006, effectively December 31, 2006.

ASML's Supervisory Board and Board of Management, which are responsible for ASML's corporate governance structure, will continue their efforts to ensure that ASML's practices and procedures comply with both U.S. and Netherlands corporate governance requirements. In this report, ASML addresses its corporate governance structure with reference to the principles and best practices set forth in the Code. ASML's Supervisory Board and Board of Management are of the opinion that ASML complies with the vast majority of the recommendations in the Code. In those cases where ASML cannot or will not comply with the Code, the reasons are described in this report.

In case of material changes in the corporate governance structure of ASML and in its compliance with the Code, ASML shall include these in a separate agenda item to be discussed in the Annual General Meeting of Shareholders ("AGM"). ASML's corporate governance structure as well as the implementation of the Code, including its deviations, were discussed in detail at the AGMs in 2004 and 2005.

Board of Management

Role and Procedure
ASML has a two-tier board structure. ASML's Board of Management is responsible for managing ASML, under the chairmanship of its President and CEO, and is supervised by the Supervisory Board.

Although the various management tasks are divided among the members of the Board of Management, the Board of Management remains collectively responsible for the management of ASML, the deployment of its strategy and policies, and the achievement of its objectives and results.

In fulfilling its management tasks and responsibilities, the Board of Management is guided by the interests of ASML and the business connected with it, as well as by the interest of ASML's stakeholders. The Board of Management is accountable to the Supervisory Board and the General Meeting of Shareholders for the performance of its management tasks.

In the execution of its tasks and responsibilities, the Board of Management is supervised by the Supervisory Board. The Board of Management provides the Supervisory Board with all information, in writing or otherwise, necessary for the Supervisory Board to fulfill its duties. This includes the distribution of a monthly Management Report, containing updated information on ASML's business, financials, operations, and industry developments.

Important decisions of the Board of Management require the approval of the Supervisory Board, including decisions concerning:

a)       the operational and financial objectives of ASML;

b)       the strategy designed to achieve the objectives;

c)       the parameters to be applied in relation to the strategy to achieve the objectives.

The main elements of the operational and financial objectives of ASML, the strategy to achieve the objectives, and the parameters to be applied are included in the Report of the Board of Management. In the risk paragraph of the Annual Reports 2005 (as defined hereafter), ASML elaborates on the sensitivity of its results to both external as well as internal factors and variables.

The Board of Management's Rules of Procedure contain the responsibilities for the Board of Management, as well as for its individual members, as well as the procedures for meetings, minutes, and resolutions. For a more detailed overview of these items, reference is made to the Rules of Procedure posted on ASML's Corporate Governance website.

Composition, Appointment, Other Functions
According to ASML's Articles of Association, the Board of Management comprises at least two members. With the resignation of Mr. S. McIntosh, Executive Vice President Operations, effective January 3, 2005, and the retirement of Mr. D. Chavoustie, Executive Vice President Sales, effective December 31, 2005, the Board of Management currently consists of three members. The Supervisory Board intends to appoint Mr. K. Fuchs to succeed Mr. McIntosh as a member of the Board of Management of ASML, subject to notification to the AGM to be held on March 23, 2006. The main elements of Mr. Fuch's contract were published at the same time as the announcement of his intended appointment in October 2005.

Mr. E. Meurice has assumed Mr. Chavoustie's responsibilities with respect to sales. Mr. Fuchs, who was appointed on November 1, 2005 as ASML's Chief Operating Officer (subject to the aforementioned notification), assumed Mr. Chavoustie's Customer Support responsibilities.

Members of the Board of Management are appointed by the Supervisory Board upon recommendation by ASML's Selection and Nomination Committee and after notification to the General Meeting of Shareholders. As a result of the amendment of the Articles of Association on March 31, 2004, appointments of Board of Management members will henceforth be for a definite period of four years and will be renewable for consecutive terms of four years. ASML's President and CEO, Mr. E. Meurice, was appointed for a period of four years on October 1, 2004. Mr. Fuchs, upon his appointment as a Board of Management member, will also be appointed for a period of four years. Both individuals will have a possibility of renewal when their terms expire. With respect to Messrs. P. Wennink and M. van den Brink, who were appointed before March 31, 2004, their existing employment contracts will be honored, including all rights and obligations under these contracts. This implies that the appointment of Messrs. Wennink and Van den Brink as members of the Board of Management is for an indefinite period of time, and that their potential severance payments will be determined in accordance with applicable laws.

The Supervisory Board may suspend and dismiss members of the Board of Management. However, members cannot be dismissed without hearing the General Meeting of Shareholders.

Board of Management members may only accept a membership on a supervisory board of another listed company upon prior approval from the Supervisory Board. Currently, no Board of Management member has more than two supervisory board memberships in other listed companies. No current Board of Management member is chairman of a supervisory board of a listed company. Members of the Board of Management are required to notify the Supervisory Board of other important functions (to be) held by them.

Internal Risk Management and Control Systems, External Factors
The Board of Management is responsible for ensuring that ASML complies with all applicable legislation and regulations. The Board of Management is responsible for the financing of ASML and for managing the risks related to its business activities, both internal as well as external risks. ASML is currently in the process of establishing a framework to properly manage internal controls over financial reporting, which is required by Section 404 of the Sarbanes-Oxley Act. The progress of the implementation of this framework, which is based on the COSO model, as well as significant changes and improvements, are regularly reported to and discussed with the Audit Committee and the Supervisory Board.

The establishment of ASML's internal risk management and control system is based on the identification of external and internal risk factors that could influence the operational and financial objectives of ASML and contains a system of monitoring, reporting and operational reviews.

ASML publishes two annual reports in respect of the financial year 2005 ("Annual Reports 2005"): a Statutory Annual Report in accordance with Netherlands legal requirements based on International Financial Reporting Standards ("IFRS") and an Annual Report on Form 20-F, which is based on U.S. GAAP. Both Annual Reports 2005 include risk factors that are specific to the semiconductor industry and to ASML itself. In addition, ASML provides sensitivity analyses by providing: 1) a narrative explanation of its financial statements; 2) the context within which financial information should be analyzed; and 3) information about the quality of, and potential variability, of ASML's earnings and cash flow. In its "In Control Statement", as included in the Statutory Annual Report 2005, the Board of Management addresses ASML's internal risk management and control systems. As required under the Sarbanes-Oxley Act, the CEO and CFO shall sign a certificate stating that they have designed or caused to be designed adequate and effective disclosure controls and procedures for ASML and that they have disclosed in the Annual Report on Form 20-F any material changes to ASML's internal control over financial reporting during the reporting period. This certificate will be filed with the SEC.

With respect to the process of drafting annual reports, ASML has extensive guidelines for the lay-out and the content of its reports. These guidelines are primarily based on applicable laws. For the Statutory Annual Report, ASML follows the requirements of Netherlands law, including preparation of financial statements in accordance with IFRS. For the Annual Report on Form 20-F, ASML applies the requirements of the U.S. Securities and Exchange Act 1934, and prepares the financial statements included therein in accordance with U.S. GAAP. With respect to the preparation process of these and the other financial reports, ASML applies internal procedures to safeguard completeness and correctness of such information as part of its disclosure controls and procedures.

ASML is currently also implementing further procedures whereby internal controls over financial reporting are documented and regularly evaluated on effective design and operation. Under Section 404 of the Sarbanes-Oxley Act, ASML's evaluation of internal controls over financial reporting will effectively be subject to external audit as from 2006 onwards.

In 2002, ASML established a Disclosure Committee consisting of senior managers from different functional areas within ASML. The Disclosure Committee advises the CEO and CFO with respect to the timely review, disclosure, and evaluation of periodic (financial) reports, as well as with respect to the maintenance and evaluation of disclosure controls and procedures.

Code of Conduct
Part of ASML's risk management and control system is ASML's Code of Ethical Business Conduct (the "Code of Conduct"), which includes ASML's Principles of Ethical Business Conduct ("Principles") and Internal Guidelines on Ethical Business Conduct ("Internal Guidelines"). The Internal Guidelines are based on the Principles and are specifically directed towards ASML employees. ASML has established a Complaints Procedure by which ASML employees may report, anonymously if desired, alleged violations of the Code of Conduct. ASML's Board of Management has established three complaints committees: in Europe, the U.S., and Asia, to whom ASML employees may submit such reports. The Complaints Procedure provides for the reporting of alleged violations of the Code of Conduct by Board of Management members to the Chairman of the Supervisory Board. ASML also has a Corporate Complaints Committee, which deals with appeals resulting from the cases handled by the local Complaints Committees, as well as cases that cannot be handled locally because of the possible impact for the whole company.

With respect to alleged irregularities of a financial nature, ASML has established a Whistleblower's Procedure, whereby both ASML employees as well as third parties can report alleged irregularities of a financial nature to ASML's Internal Auditor and/or to the Chairman of the Supervisory Board, depending on the issue. The Whistleblower's Procedure also allows for anonymous reporting for employees.

The implementation of the Code of Conduct, including the implementation of the Whistleblower's Procedure, as well as the complaints received based on the Complaints Procedure and the Whistleblowers Procedure, are addressed in the Audit Committee on an annual basis.

The Code of Conduct, Complaints Procedure, and Whistleblower's Procedure are posted on ASML's Corporate Governance website.

Remuneration of the Board of Management

Amount and Composition
The remuneration of the individual members of the Board of Management is determined by the Supervisory Board based on the recommendation of the Remuneration Committee of the Supervisory Board. In proposing to the Supervisory Board the remuneration elements and levels applicable to the members of the Board of Management, the Remuneration Committee considers, among other factors:

•

the Remuneration Policy applicable at the time and as adopted by ASML's General Meeting of Shareholders. Currently, ASML's relevant remuneration policy is the Remuneration Policy 2004 as adopted by ASML's General Meeting of Shareholders held on March 18, 2004;

	•	the desired levels of remuneration;
	•	particular aspects of ASML's short- and long-term financial performance; and
	•	its current compensation and benefits structures and levels benchmarked against relevant markets.

The Remuneration Policy 2004 was drafted observing the Code and is such that ASML will continue to attract, reward, and retain qualified and seasoned industry professionals in an international labor market. On the other hand, the remuneration structure promotes the interest of ASML in the medium and long term, does not encourage Board of Management members to act in their own interests, and does not reward failing Board of Management members upon termination of their employment. The potential severance payment for Board of Management members who are appointed after adoption of the Remuneration Policy 2004 by the General Meeting of Shareholders on March 18, 2004, is a maximum of one year gross base salary, unless considered unreasonable in view of the circumstances and subject to mandatory Netherlands employment law, to the extent applicable. Existing rights of members of the Board of Management who were appointed prior to March 18, 2004, being Messrs. Van den Brink and Wennink, will not be infringed.

The total remuneration includes a base salary, a short-term performance cash bonus and performance stock options, long-term performance stock, and benefits. It aims to balance and align the remuneration with the short-term execution and long-term elements of the managerial tasks of the Board of Management. The variable part of the remuneration is designed to strengthen the commitment of the members of the Board of Management to ASML as well as to its objectives. The variable part is linked to previously determined, measurable targets designed to achieve ASML's objectives.

The granting of performance stock options depends on the achievement after one year of the same quantitative performance criteria applicable to the performance bonus. The options ultimately granted may not be exercised in the first three years after the date of the initial conditional grant. The exercise price is the official price of the underlying stock on the day of publication of the annual results of the year to which the performance stock option plan relates.

It is not the intention to modify the exercise price, nor the other conditions regarding the granted options during the term of the options, except if prompted by structural changes relating to the shares or to ASML in accordance with established market practice, such as (i) resulting from a resolution to issue shares with a pre-emption right for the holders of the shares outstanding at that time, (ii) a stock dividend, or (iii) a capitalization of reserves. In these circumstances, approval of the Supervisory Board is required.

Under the Remuneration Policy 2004, a long-term incentive plan in the form of performance stock was introduced for the Board of Management. Performance stock is awarded, without financial consideration, after fulfillment of predetermined performance targets over a three-year period. Once the stock is released, the stock will be retained for a period of at least three years after the date of release or until at least the time of termination of employment, if this period is shorter. As the date of release lies three years after the original date of target setting, and the members of the Board of Management have to retain the stock for at least three subsequent years, the total period before one obtains full rights to the stock will be six years in total. The Remuneration Committee feels that the total resulting period is in compliance with the Code. The General Meeting of Shareholders approved the performance stock option and stock plans for the Board of Management on March 18, 2004.

As of January 1, 2005, the members of the Board of Management employed at the time of adoption of the Remuneration Policy 2004 (March 18, 2004) transferred to the new remuneration package in accordance with the Remuneration Policy 2004. As a consequence, no incentive stock options were granted during 2005.

Under the Remuneration Policy 2004, members of the Board of Management are eligible to a maximum conditional performance stock option grant, under the conditions set forth in the aforementioned policy, with a value equal to 25% of their base salary. The maximum number of performance stock options in relation to this amount will be determined on the day of publication of the 2005 annual results (January 18, 2006).

Mr. Meurice, subject to the Remuneration Policy 2004 at the time of the conditional grant in 2004, was eligible to a maximum conditional performance stock option grant under the conditions set forth in the Remuneration Policy 2004 with a value equal to EUR 37,500. The maximum number of performance stock options in relation to this amount was determined on the day of publication of the 2004 annual results. The maximum number of performance stock options that could be granted equaled 12,500 with a fair value of EUR 3.00. The targets set were fully met. Therefore 12,500 options became unconditional as per January 1, 2005. Furthermore, members of the Board of Management are eligible to a maximum conditional performance stock award, under the conditions set forth in the Remuneration Policy 2004, with a value equal to 25% of their base salary. The maximum number of performance stock in relation to this amount is determined on the day of publication of the 2004 annual results (in 2005). The value on the basis of the Cox Ross Rubinstein method equals EUR 4.26 per performance stock. The ultimately awarded number of performance stock will be determined in the financial year 2008 conditional upon achievement of financial and operational performance targets, relating to return on invested capital parameters.

On September 19, 2005, ASML entered into an employment agreement commencing on November 1, 2005 with the Company's Chief Operation Officer Klaus Fuchs. The employment agreement has a term of four years, but can be extended for consecutive terms of four years with the consent of both parties. Mr. Fuchs is entitled to receive a payment equal to one year's base salary in the event he is terminated by ASML. The agreement entitles Mr. Fuchs to a base salary of EUR 400,000 per year, plus an annual cash bonus of up to 50% of base salary if certain performance targets are met. Pursuant to the agreement, Mr. Fuchs will receive 22,000 sign-on stock as well as 22,000 sign-on stock options at the first possible moment of grant and is entitled to receive annually, if certain performance targets are met, (i) stock options with a value equal to up to 25% of base salary and (ii) stock with a value equal to up to 25% of base salary, as described in the above mentioned Remuneration Policy 2004.

No special remuneration has been paid to a Board of Management member, with respect to termination of an employment agreement or otherwise, over the year 2005.

With respect to stock held in ASML other than as described above: only Mr. M.A. van den Brink as member of ASML's Board of Management owns 14,880 stock in ASML, which stock has been obtained in 1994. With respect to trading in ASML securities, Board of Management members, as well as other designated persons, are bound to ASML's Insider Trading Rules, which are posted on ASML's Corporate Governance website.

ASML has not granted any personal loans, guarantees, or the like to members of the Board of Management. However, stock option plans that were issued before 2001 were constructed with a virtual financing arrangement whereby ASML loaned the tax value of the options granted to employees and members of the Board of Management (being Messrs. Van den Brink and Wennink) subject to the Netherlands tax-regime. The loans issued under this arrangement are repayable to ASML on the exercise date of the respective option, provided that the option is actually exercised. If the options expire unexercised, the loans are forgiven.

On March 18, 2004, the General Meeting of Shareholders has, as part of the amendment of ASML's Articles of Association, indemnified the members of the Board of Management against financial losses that are a direct result of their tasks as members of the Board of Management, provided that such claim is not attributable to willful misconduct or intentional recklessness of such member of the Board of Management. The Supervisory Board has further implemented the indemnification of the Board of Management members by means of separate indemnification agreements.

For more details about the Board of Management's remuneration, its composition, and other relevant elements, reference is made to the Remuneration Policy 2004 and the Remuneration Report over the financial year 2005 (both posted on ASML's Corporate Governance website), the Report of the Supervisory Board and other parts of ASML's Annual Reports 2005.

Regulations regarding ownership of and transactions in securities other than those issued by ASML for members of the Board of Management, are incorporated in the Rules of Procedure of the Board of Management, which rules have been approved by the Supervisory Board. The regulations are drafted observing best practice provision 11.2.6. of the Code. The complete Rules of Procedure, including the regulations for trading in securities other than ASML securities, are posted on ASML's Corporate Governance website.

Determination and Disclosure of Remuneration
As previously stated, the AGM held on March 18, 2004 adopted ASML's Remuneration Policy 2004. ASML also submitted for approval to the AGM held on March 24, 2005 the Stock Option and Stock Plans for the Board of Management, as well as the Stock Option plans for ASML's employees. Those plans were approved by the AGM.

The Report of the Supervisory Board as incorporated in ASML's Annual Reports 2005 contains the principle items of the Remuneration Report of the Supervisory Board concerning the application of the Remuneration Policy 2004 of ASML. The Remuneration Report contains the elements recommended by the Code.

Best practices II.2.10 e) and g) of the Code recommend to describe the performance criteria and to provide a summary of the methods to determine the achievement of the performance criteria. ASML provides the qualitative performance criteria as well as a summary of the methods to determine the achievement of the performance criteria, but cannot give the exact target data, as this concerns highly competitive information, such as market share and gross margin. The Supervisory Board therefore feels that in light of its competitive sensitivity, it is justified not to publish more details of the targeted or actual quantitative performance levels used in the target setting under the Board of Management's Remuneration Policy. Full disclosure is not in the interest of ASML, and therefore also not in the interest of shareholders. It is the Supervisory Board's responsibility to set the actual targets for the variable part of the remuneration of the Board of Management taking into account the principle of reasonableness. The AGM endorsed this position in its meeting on March 18, 2004. In addition, the Monitoring Committee Corporate Governance Code in its report dated December 2005, acknowledged that quantitative performance criteria do not need to be disclosed in case of competitively sensitive information.

The remuneration for the individual Board of Management members of ASML is determined by the Supervisory Board, upon a proposal from the Remuneration Committee, with reference to the Remuneration Policy 2004. The Remuneration Policy 2004 is posted on ASML's Corporate Governance website and contains the qualitative performance criteria for the Board of Management. The level and structure of the remuneration of each of the members of the Board of Management is described in ASML's Annual Reports 2005. Under IFRS, ASML records as an expense the fair value of its share based payments with respect to (i) stock options granted to its employees and Board of Management and (ii) performance shares granted to its Board of Management. For more information, see the Notes to the financial statements of the Statutory Report 2005. Under U.S. GAAP, ASML accounts for stock option plans using the intrinsic value method and provides pro forma disclosure of the impact of the fair value method on net income and earnings per share.

Conflicts of Interests During the year 2005, no transactions occurred that could have given the appearance of conflicts of interests or that effectively involved conflicts of interests.
In addition, during 2005 no transactions of material significance were entered into between ASML and a shareholder holding 10% or more shares in ASML's capital.
Supervisory Board

Role and Procedure
ASML's Supervisory Board supervises the policies of the Board of Management and the general course of affairs of ASML and its subsidiaries. ASML's Supervisory Board also supports the Board of Management with its advice. As a consequence of the two-tier structure prescribed by Netherlands company law, the Supervisory Board is a separate and independent body from the Board of Management and from ASML. This is reflected in, among others, the requirement prescribed by Netherlands law that Supervisory Board members cannot be members of the Board of Management and cannot be an employee of ASML.

In fulfilling its role and responsibilities, the Supervisory Board takes into consideration the interests of ASML and its subsidiaries, as well as the relevant interests of ASML's stakeholders. The Supervisory Board supervises and advises the Board of Management in performing its tasks, with a particular focus on:

	1)	the achievement of ASML's objectives;
	2)	ASML's corporate strategy and the risks inherent in the business activities;
	3)	the structure and operation of the internal risk management and control systems;
	4)	the reporting process; and
	5)	compliance with legislation and regulations.

In the year 2005, the Audit Committee and Supervisory Board frequently discussed the corporate strategy, the risks of the business, and the internal risk management and control systems. ASML's corporate strategy was approved by the Supervisory Board. In its report, the Supervisory Board describes its activities in the past financial year, as well as the number of meetings, the number of committee meetings, and the items discussed, both in the full Supervisory Board meetings, as well as in the committee meetings. The items discussed include those as required by the provisions of the Code (e.g. strategy, risks, the functioning of the Supervisory Board and its individual members, its composition, profile, the functioning of the Board of Management and its individual members, composition, succession) plus such items as deemed relevant, such as for example ASML's financial position and ASML's investor relations program. The report also contains the personal data of the members of the Supervisory Board.

The Rules of Procedure of the Supervisory Board, as amended in 2004, reflect requirements of the Code as well as requirements based on the U.S. Sarbanes-Oxley Act and contain (corporate governance) practices that the Supervisory Board has developed over the past years. Items included are meetings, minutes, appointment, and meeting attendance of Supervisory Board members. The Rules of Procedure also address the Supervisory Board's relationship with ASML's Board of Management, ASML's Works Council, and the General Meeting of Shareholders, as well as obtaining information from the Board of Management and external auditor necessary to be able to perform its tasks and responsibilities as a supervising body. The Supervisory Board may also obtain information from officers and external advisors of ASML, and shall be assisted herein by ASML.

The Rules of Procedure include the charters for the four committees of the Supervisory Board to which the Supervisory Board has assigned certain tasks: the Audit Committee, the Remuneration Committee, the Selection and Nomination Committee, and the Technology and Strategy Committee. In accordance with Netherlands law, the plenary Supervisory Board remains responsible for the fulfillment of its role and responsibilities even if the Supervisory Board has delegated some of its responsibilities to one or more of its committees.

Independence
The Supervisory Board is of the opinion that its current members are all independent as defined by the Code. The Rules of Procedure of ASML's Supervisory Board include the independence definition described by the Code. However, in the future it could be possible that ASML needs to deviate from the independence definition, when considered necessary to nominate the most suitable candidate as a Supervisory Board member. The reason is that knowledge of and experience in the semiconductor industry is very important for ASML's Supervisory Board to be able to perform their supervising function. Because this industry has relatively few players, ASML may want to nominate candidates for the Supervisory Board who do not fully comply with the criteria as listed under best practice provision III.2.2.c. of the Code. In those circumstances, ASML and the candidate will ensure that any such business relationship does not compromise the candidate's independence.

Expertise, Composition, Appointment
The Supervisory Board currently consists of eight members, the minimum being three members. The Supervisory Board itself determines the number of Supervisory Board members required for the performance of its function.

Pursuant to the Large Company Regime, members of the Supervisory Board are appointed by the General Meeting of Shareholders from nominations of the Supervisory Board. Nominations must be explained and made available to the General Meeting of Shareholders and the Works Council simultaneously. Before the Supervisory Board presents its nominations, both the General Meeting of Shareholders and the Works Council may make recommendations (which the Supervisory Board may reject). In addition, the Works Council has a strengthened right to make recommendations for at least one-third of the members of the Supervisory Board, which recommendations may only be rejected by the Supervisory Board: (i) if the relevant person is unsuitable or (ii) if the Supervisory Board would not be duly composed if the recommended person were appointed as Supervisory Board member. If no agreement can be reached between the Supervisory Board and the Works Council on these recommendations, the Supervisory Board may request the Enterprise Chamber of the Amsterdam Court of Appeal to declare its objection legitimate. Any decision of the Enterprise Chamber on this matter is non-appealable.

In 2005, Ms. H. van den Burg was nominated by the Supervisory Board in accordance with the "strengthened" recommendation right of the Works Council and was subsequently appointed by the General Meeting of Shareholders on March 23, 2005. For the year 2006, the Works Council has the "strengthened" right to nominate another candidate for the Supervisory Board.

Nominations of the Supervisory Board may be overruled by the General Meeting of Shareholders by an absolute majority of the votes, representing at least one/third of ASML's outstanding share capital. If a nomination is overruled, the Supervisory Board will make a new nomination. If a nomination is not overruled and the General Meeting of Shareholders did not appoint the nominated person, the Supervisory Board will appoint the nominated person.

Supervisory Board members serve for a maximum term of four years from the date of their appointment, or a shorter period as set forth in the rotation schedule as adopted by the Supervisory Board, and may be re-appointed, provided that their entire term of office does not exceed 12 years. The rotation schedule has been made available on ASML's Corporate Governance website.

The General Meeting of Shareholders may, by an absolute majority of the votes representing at least one-third of the total outstanding capital, dismiss the Supervisory Board in its entirety for reasons of lack of confidence. In such case the Enterprise Chamber shall appoint one or more members of the Supervisory Board at the request of the Board of Management.

The composition of the Supervisory Board is in accordance with its profile. The profile aims for an international and adequate composition reflecting the global business activities of ASML, as well as for an adequate level of experience in financial, economic, technological, social, and legal aspects of international business. The profile shall also be considered in case of re-appointment of Supervisory Board members. The profile is posted on ASML's Corporate Governance website.

Mr. F. Fröhlich is considered to be the Supervisory Board's financial expert, taking into consideration his extensive financial background and experience, especially as former CFO of Akzo Nobel N.V.

The Supervisory Board members appointed in March 2005, Mr. Bilous and Ms. Van den Burg, as well as Mr. Van der Poel, who was appointed in 2004, attended an introduction program, which included an overview of ASML's history, organization and business in general, ASML operations, market, industry and technology, ASML's financial and legal affairs, and ASML's human resources organization and strategy. Every year, an introduction program shall be set up for new Supervisory Board members. In addition, Supervisory Board members can request further training when they deem this necessary.

None of the Supervisory Board members exceeds the maximum number of five memberships of supervisory boards of Netherlands listed companies, a chairmanship counting double. In 2004, Mr. Fröhlich held supervisory board positions in five listed Netherlands companies, including chairmanship of the Supervisory Board of Randstad Holding N.V., which resulted in a total of six Supervisory Board memberships in Netherlands listed companies. In 2005, Mr. Fröhlich resigned from the Supervisory Board of Equant N.V. and, as a result, now complies with the maximum number of five Supervisory Board memberships as recommended by the Code.

Role of the Chairman of the Supervisory Board and the Company

Secretary

The role and responsibilities of the Chairman of the Supervisory Board are described in its Rules of Procedure and follow the provisions related to this subject as described in the Code. The Chairman determines the agenda of the Supervisory Board meetings, taking into consideration the items that are required to be discussed, either by law or by corporate governance recommendations. The Chairman acts as the main contact between the Supervisory Board and the Board of Management and ensures the orderly and efficient proceedings at the General Meeting of Shareholders. The Chairman will also see to it that:

a)	the members of the Supervisory Board follow their introduction and training program;

b)	the members of the Supervisory Board receive in good time all information that is necessary for the proper performance of their duties;
c)	there is sufficient time for consultation and decision making by the Supervisory Board;

d)	the committees function properly;
e)	the performance of the Board of Management members and the
Supervisory Board members is assessed once a year; and
f)	the Supervisory Board has proper contact with the Board of
Management and the Works Council.

In case of absence of the Chairman of the Supervisory Board, the longest serving member of the Supervisory Board will act as chairman of the Supervisory Board.

Neither the Chairman nor any other member of the Supervisory Board is a former member of ASML's Board of Management.

The Supervisory Board is assisted in the performance of its duties by the Company Secretary. The Company Secretary sees to it that the correct procedures are followed and that the Supervisory Board acts in accordance with its statutory obligations and the obligations under ASML's Articles of Association. The Company Secretary also sees to it that the corporate governance requirements related to the Supervisory Board are met. The Company Secretary assists the Chairman of the Supervisory Board in the organization of the of the affairs of the Supervisory Board and its committees (information, agenda, evaluation, introduction program, etc.). ASML's Company Secretary was first appointed by the Supervisory Board in 2002. Because of the recommendation in the Code that the Company Secretary be appointed by the Board of Management, the Company Secretary was re-appointed by the Board of Management effective as of January 1, 2005. The Company Secretary may be dismissed by the Board of Management, after prior approval from the Supervisory Board. In addition, a deputy company secretary was appointed to assist the Company Secretary.

Composition and Role of the four Committees of the Supervisory Board
As previously described, ASML's Supervisory Board has four committees: Audit Committee, Remuneration Committee, Selection and Nomination Committee, and the Technology and Strategy Committee. Their roles and functions are described in separate chapters in the Supervisory Board's Rules of Procedure. The Report of the Supervisory Board contains a summary of the composition of the committees, the meetings, and items discussed in those meetings.

The committees report orally about the issues and items discussed in each meeting to the plenary Supervisory Board. In addition, the committees distribute their minutes to all members of the Supervisory Board, thus ensuring that the full Supervisory Board is aware of all issues and subjects that were discussed in the committee meetings in order to be able to make the appropriate decisions where necessary.

Audit Committee
The Audit Committee meets at least four times per year and always before the publication of the quarterly and annual financial results, in which meetings also the announcements related to the results are discussed. In 2005, the Audit Committee met six times. In 2005, the Audit Committee focused intensely on the implementation and documentation of ASML's internal risk management and control systems and related audit findings in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act, including the supervision of the enforcement of the relevant legislation and regulations. For more details about the internal risk management and control systems, reference is also made to the relevant paragraphs and chapters in the Annual Reports 2005. Furthermore, the role and activities of the external auditor are frequently discussed, including the progress on the execution of the annual Audit Plan, as well as the external auditor's recommendations and observations. Also the recommendations and observations of the Internal Auditor are recurring subjects in the Audit Committee meetings.

ASML provides the Audit Committee with all relevant information to be able to supervise adequately and efficiently the provision of financial information by ASML. This includes, among others, information on the implementation of the new accounting standards in the Netherlands, IFRS, the choice of accounting policies, information about the handling of estimated items in the annual accounts, and the work of internal and external auditors. The Audit Committee also discusses and reviews at least once a year ASML's tax planning policy, financing strategy, and the applications/ risks of information/ communication technology.

The Audit Committee, on behalf of the Supervisory Board, reviews and approves the fees of the external auditor. The Audit Committee shall be the first contact for the external auditor if he discovers irregularities in the content of the financial reports. The external auditor provides the Audit Committee regularly with an update on the actual costs, for both audit services and non-audit services, and the Audit Committee thereby monitors the independence of the external auditor. With respect to non-audit services, the external auditor only provides these in accordance with ASML's pre-approval policy, which was approved by the Audit Committee, and which is posted on ASML's Corporate Governance website. As a general rule, the external auditor is present at meetings of the Audit Committee. except if deemed not necessary or desirable by the Chairman of the Audit Committee. If the external auditor is present at Audit Committee meetings, the Audit Committee meets with the external auditor without the Board of Management present, to discuss the relationship between the Audit Committee and the external auditor, the relationship between Board of Management and the external auditor, and any other issues that need to be addressed.

In general, the Audit Committee invites ASML's CEO, CFO, and Corporate Controller to its meetings. The Internal Auditor also attends these meetings, depending on the agenda items. From time to time, other ASML employees may be invited to Audit Committee meetings to address subjects that are of importance to the Audit Committee.

The Chairman of the Audit Committee is not the Chairman of the Supervisory Board nor a former member of ASML's Board of Management.

Remuneration Committee
The Remuneration Committee meets formally at least twice a year. In 2005, the Remuneration Committee met several other times to discuss various subjects, such as the evaluation of the adequacy of the Remuneration Policy 2004, the Stock Option plans and the Remuneration Report. Experts in the field of remuneration for members of Boards of Management in Netherlands listed companies assist the Remuneration Committee in its activities. The Chairman of the Remuneration Committee is neither the Chairman of the Supervisory Board, a former member of ASML's Board of Management, nor a member of the board of management of another company. No member of the Remuneration Committee is a current member of the Board of Management of another Netherlands listed company.

As mentioned previously, in 2004 the Remuneration Committee drafted the Remuneration Policy 2004 for the Board of Management. Based on the Remuneration Policy 2004, the Remuneration Committee made proposals for the remuneration of the individual Board of Management members. These proposals were adopted by the Supervisory Board. The proposals contain the following elements: the structure of the remuneration, base salary, variable parts of the remuneration, the shares or rights to shares to be granted, cash bonus, the performance criteria linked to the variable part of the remuneration, as well as the pension rights.

The Remuneration Committee prepared the Remuneration Report that is posted on ASML's Corporate Governance website.

Selection and Nomination Committee
The Selection and Nomination Committee meets at least twice a year, and more frequently when deemed necessary. In 2005, the committee members met twice formally and several additional times on an ad hoc basis with regard to the succession of Mr. McIntosh. The Supervisory Board agreed with the Committee's proposal to appoint Klaus Fuchs as Executive Vice President Operations and member of the Board of Management of ASML, subject to notification of the AGM of March 23, 2006.

The Selection and Nomination Committee also discussed selection criteria and appointment procedures for both Supervisory Board members and Board of Management members and assessed and discussed the size, composition, and current profile of the Supervisory Board. It also discussed the functioning of the individual Supervisory Board and Board of Management members. The Selection and Nomination Committee also addressed the selection criteria and appointment procedures for senior management.

In addition, the Selection and Nomination Committee discussed the retirement of Mr. Chavoustie and the fulfillment of Mr. Chavoustie's responsibilities. With respect to the composition of the Supervisory Board, as already mentioned at the AGM of March 24, 2005, Mr. Dekker and Mr. Grassmann will retire by rotation on March 23, 2005. In 2006, the Works Council has a strengthened recommendation right to nominate a candidate for the Supervisory Board.

Technology and Strategy Committee
The Technology and Strategy Committee meets at least twice a year, and more frequently when deemed necessary. In 2005, the committee met three times. The Technology and Strategy Committee was established in March 2005 to provide advice to the Supervisory Board, especially with respect to ASML's technological strategies and ASML's technology and product roadmaps. External experts provide the members of the Technology and Strategy Committee from time to time with advice with respect to the subjects discussed in this committee.

Conflicts of Interest
Conflict of interests procedures are incorporated in the Supervisory Board's Rules of Procedure and address the principle and the best practice provisions of the Code with respect to conflicts of interest to the fullest extent. During the financial year 2005, no transactions occurred that could have given the appearance of conflicts of interest or that effectively involved conflicts of interest.

Remuneration of the Supervisory Board
The General Meeting of Shareholders determines the remuneration of the Supervisory Board members; the remuneration is not dependent on the results of the Company. In 2005, the remuneration of Mr. Fröhlich, Chairman of ASML's Audit Committee, was increased by EUR 5,000 because of the increased responsibilities and activities he assumed based on both the Netherlands Corporate Governance Code and the Sarbanes-Oxley Act and related rules and regulations. In addition, Mr. OB Bilous will receive, on top of his regular Supervisory Board membership fee, an additional EUR 10,000 on an annual basis, due to the fact that he has special responsibilities in relation to ASML's obligations to the U.S. Government regarding technology transfer restrictions.

ASML shares or rights to acquire ASML shares are not a component of the remuneration of the Supervisory Board, and in case members acquire or have acquired ASML shares or rights to acquire ASML shares, these must be for the purpose of long-term-investment only. No member of ASML's Supervisory Board owns ASML shares or rights to acquire ASML shares, with the exception of Mr. P. Grassmann, who owns 3,000 ASML shares. In concluding transactions in ASML shares, Supervisory Board members need to comply with ASML's Insider Trading Rules applicable at that moment. Detailed information on the Supervisory Board's remuneration can be found in the Annual Reports 2005.

Regulations regarding ownership of and transactions in other securities than those issued by ASML for members of the Supervisory Board are incorporated in the Rules of Procedure of the Supervisory Board. The regulations are drafted observing best practice provision III.7.3. of the Code. The regulations for trading in securities other than ASML securities are posted on ASML's Corporate Governance website as part of the complete Rules of Procedure.

ASML has not granted any personal loans, guarantees, or the like to members of the Supervisory Board. On March 18, 2004, the General Meeting of Shareholders has, as part of the amendment of ASML's Articles of Association, indemnified the members of the Supervisory Board against financial fosses that are a direct result of their tasks as members of the Supervisory Board, provided that such claim is not attributable to willful misconduct or intentional recklessness of such Supervisory Board member. ASML has further implemented the indemnification of the members of the Supervisory Board by means of separate indemnification agreements.

Shareholders and General Meeting of Shareholders

Powers

A General Meeting of Shareholders is held at least once a year in Veldhoven, Eindhoven, Amsterdam, or The Hague. In this meeting, at least the following items shall be discussed and/or approved:

	•	the written report of the Board of Management containing the course of affairs in ASML and the conduct of the management during the past financial year;
	•	the adoption of the annual accounts;
	•	ASML's reserves and dividend policy and justification thereof by the Board of Management;
	•	the discharge of the members of the Board of Management in respect of their management during the previous financial year;
	•	the discharge of the members of the Supervisory Board in respect of their supervision during the previous financial year;
	•	each substantial change in the corporate governance structure of ASML; and
	•	any other item the Board of Management or the Supervisory Board may place on the agenda.

The Board of Management requires the approval of the General Meeting of Shareholders, the Supervisory Board, and the meeting of the holders of Priority Shares for resolutions regarding a significant change in the identity or character of ASML or its business, including in any event: a) a transfer of the business or virtually all of the business to a third party; b) entry into or termination of long-term cooperation by ASML or a subsidiary with another legal entity or partnership or as a general partner with full liability in a limited or general partnership if such cooperation or the termination thereof is of far-reaching significance for ASML; and c) an acquisition or disposal by the ASML or a subsidiary of a participation in the capital of another company, the value of which equals at least one third of the amount of the assets according to the consolidated balance sheet with explanatory notes attached to the Annual Accounts as most recently adopted.

Proposals placed on the agenda by the Supervisory Board, the meeting of holders of Priority Shares, the Board of Management, or shareholders submitted in accordance with the provisions of ASML's Articles of Association are discussed and resolved upon. With respect to the Priority Shares Foundation, ASML shall submit for approval to the AGM to be held on March 23, 2006, a proposal for amendment of ASML's Articles of Association, which proposed amendment includes the proposal to cancel the Priority Shares.

Every year, ASML requests limited authorization for the Board of Management to issue (rights to) shares up to a maximum of 20% of the outstanding capital, and to exclude pre-emptive shareholders rights for such issuances. In fact this agenda item includes two elements: 1) the authorization to the Board of Management to issue (rights to) shares in ASML's capital; and 2) the authorization to exclude pre-emptive rights in relation to the above share issue. For approval of the first element a simple majority is required; for the second element, a two-thirds majority is required when less than one half of the issued share capital is present or represented at the AGM. Because less than half of the issued share capital was present or represented at the AGM of March 24, 2005, and more than half, but less than two-thirds of the votes cast was in favor of this agenda item, the agenda item was rejected.

Because it is important for ASML to be able to issue (rights to) shares and to exclude the pre-emptive shareholders' rights in situations where it is imperative to be able to act quickly, for example when financial opportunities arise. This authorization has been used in the past especially to optimize the financial position of ASML. Given the dynamics of the global capital markets, such financing transactions will need to be executed in the shortest window of opportunity. The opportunity to issue shares or rights to shares, such as convertible bonds, will be limited when ASML needs to ask prior approval to issue shares and/ or to exclude the shareholders', pre-emptive rights and may thus hinder the financial flexibility of ASML.

Another standard and recurring agenda item is the authorization to repurchase ASML shares up to a maximum of 10% of the outstanding capital for valuable consideration, valid for a period of 18 months following the approval. For the authorization a simple majority is required and the Board of Management needs to obtain the approval of the Supervisory Board for the repurchase of ASML shares.

The Board of Management or Supervisory Board may convene Extraordinary General Meetings as often as they deem necessary. Such meetings must be held if the meeting of holders of priority shares or one or more shareholders and others entitled to attend the meetings jointly representing at least one-tenth of the issued share capital make a written request to that effect to the Board of Management and the Supervisory Board, specifying in detail the items to be discussed.

Logistics of the General Meeting of Shareholders
To facilitate the attendance of shareholders at ASML's General Meetings of Shareholders, ASML may set a record date for the exercise of voting rights and the rights relating to the General Meeting of Shareholders. ASML has done so in recent years and intends to continue to do so. Shareholders registered at such date are entitled to attend the meeting and to exercise other shareholder rights during the meeting, notwithstanding subsequent sale of their shares after the record date. The advantage of a record date is the limitation of the blocking period before the General Meeting of Shareholders, during which period shareholders cannot trade in ASML shares. The record date will be published in advance of every General Meeting of Shareholders.

Convocation of the General Meeting of Shareholders shall take place, in accordance with Netherlands law and ASML's Articles of Association, at least 15 days before the meeting. ASML aims to publish the convocation at least three weeks in advance. The Board of Management and Supervisory Board shall provide the shareholders with facts and circumstances relevant to the proposed resolutions for which an approval right is granted to the General Meeting of Shareholders, through an explanation to the agenda, as well as other documents necessary and/or helpful for this purpose. All documents relevant to the General Meeting of Shareholders, including the agenda with explanations, shall be posted on both ASML's Investor Relations and Corporate Governance websites.

Resolutions taken at the General Meeting of Shareholders shall be recorded, if required, by a civil law notary and co-signed by the Chairman of the meeting and will thereafter be made available on ASML's website. The draft minutes of the General Meeting of Shareholders are available, upon request, no later than three months after the meeting. Shareholders are given the opportunity to provide their comments in the subsequent three months, and thereafter the minutes are adopted by the Chairman and the other person appointed by the Chairman for this purpose at the beginning of the meeting. The adopted minutes are also made available on ASML's website. In addition, ASML shall send by mail the draft minutes and/or the adopted minutes to those shareholders who have requested to receive the draft and/or adopted minutes in this manner.

ASML shareholders may appoint a proxy who can vote on their behalf in the General Meeting of Shareholders. For the General Meeting of Shareholders held in March 2005, ASML used an internet proxy voting system, which gave shareholders the opportunity to vote "from a distance", thus ensuring that more shareholders could participate in the General Meeting of Shareholders without having to attend in person. Shareholders who voted through internet proxy voting were required to appoint a proxy to officially represent them at the General Meeting of Shareholders.

With respect to the depositary receipts for shares: ASML does not cooperate with the issuance of such depositary receipts.

Information to the Shareholders
To ensure fair disclosure, ASML strives that company information that may influence the share price is distributed to shareholders and other parties in the financial markets simultaneously and through means that are public to all interested parties.

When ASML's annual and quarterly results are published and explained by the Board of Management, interested parties, including shareholders, can participate through conference calls and can view the presentation of the results on ASML's website. With respect to the conference call related to ASML's annual financial results 2005, ASML held a single conference call for both investors and media to further ensure ASML's continuous compliance with new disclosure regulations as enforced by the Netherlands Authority for the Financial Markets (AFM), the supervising authority for disclosure matters in the Netherlands. The schedule for communicating the annual financial results 2005 was published through a press release and posted on ASML's website. In addition, ASML provides information to its shareholders at ASML's General Meeting of Shareholders.

Once a year, ASML holds an Analyst Day, inviting professional analysts to its headquarters in Veldhoven. It is ASML's policy to post the presentations given at the above mentioned meetings on ASML's website, as well as other presentations given to analysts and investors at investor conferences throughout the year. Information regarding presentations to investors and analysts and conference calls are announced in advance on ASML's website; reference is made to ASML's financial calendar as published on ASML's Investor Relations website. Meetings and discussions with investors and analysts shall in principle not take place shortly before publication of regular financial information. ASML does not in advance assess, comment upon, or correct analysts' reports and valuations, other than to comment on factual errors. ASML does not pay any fees to parties carrying out research for analysts' reports, or for the production or publication of analysts' reports and takes no responsibility for the content of such reports.

At the General Meeting of Shareholders, the Board of Management and the Supervisory Board provide shareholders with all requested information, unless this would be contrary to an overriding interest of the Company. In case of an overriding interest, the Board of Management and Supervisory Board provide their arguments to the extent possible.

Furthermore, ASML's Corporate Governance website provides links to websites that contain information about ASML that ASML published or deposited in accordance with applicable rules and regulations.

With respect to ASML's anti-takeover measures, ASML has a Priority Shares Foundation and a Preference Shares Foundation. The mechanisms of these measures are described in more detail in the Annual Reports 2005, including a description of the proposal to cancel the Priority Shares and to dissolve the Priority Shares Foundation.

Relationship with Institutional Investors
ASML considers it to be in its interest that institutional investors increase their participation at the General Meeting of Shareholders. In the past few years, ASML has actively approached its institutional investors to increase their participation at the General Meeting of Shareholders, and ASML will continue to do so. To assist ASML in increasing and facilitating the communication with its institutional investors, ASML has engaged the services of a proxy solicitation organization. In addition, and as previously mentioned, ASML uses a record date for the attendance of the General Meeting of Shareholders, to limit the "blocking period" and in 2005 used an internet proxy voting system. For the AGM to be held on March 23, 2006, ASML is further investigating possible measures to encourage investors to participate in General Meetings of Shareholders.

The Audit of Financial Reporting and the Position of the Internal and External Auditor

Financial Reporting
ASML has comprehensive internal procedures in place for the preparation and publication of Annual Reports, annual accounts, quarterly figures and all other financial information. These internal procedures are frequently discussed in the Audit Committee and the Supervisory Board. The Disclosure Committee assists the Board of Management in overseeing ASML's disclosure activities and ensures compliance with applicable disclosure requirements arising under U.S. and Netherlands law and regulatory requirements.

With respect to the determination by the Audit Committee of the activities of the external auditor in relation to the financial reports other than the annual accounts, the Audit Committee reviews and determines the external auditor's Audit Plan for the audits planned during the financial year. The activities of the external auditor relating to the content and publication of financial reports besides the annual accounts are also part of the Audit Plan, and as such the Audit Committee determines the role of the external auditor in the activities relating to the reporting of financial results other than the annual accounts.

Appointment, Role, Assessment of the Functioning of the External Auditor, and his Remuneration
In accordance with Netherlands law, ASML's external auditor is appointed by the General Meeting of Shareholders and is nominated for appointment by the Supervisory Board upon advice from the Audit Committee and the Board of Management. ASML's current external auditor, Deloitte Accountants B.V. ("Deloitte"), was appointed by the General Meeting of Shareholders in 1995.

In 2005, ASML's Board of Management and Audit Committee conducted an assessment of the quality of the performance of the external auditor over the financial year 2004, and presented its conclusion to the AGM held on March 24, 2005. The Board of Management and the Audit Committee concluded that they were satisfied with the performance of the external auditor. Three aspects to which special attention was paid in the evaluation of the performance were: the level of independence, rotation of partners, and the proportion of the audit versus non-audit fees. The external auditor's policy is balanced with on the one hand, a critical attitude and, on the other hand, understanding of ASML's specific demands. The Board of Management and the Audit Committee have decided not to conduct an assessment on the performance of the external auditor over the financial year 2005, as a rather extensive evaluation was performed in the beginning of 2005, and the external auditor is functioning to the satisfaction of both the Audit Committee and the Board of Management. It is the intention to perform another detailed evaluation within the coming two years.

Annually, the Board of Management and the Audit Committee report on the relationship with the external auditor to the Supervisory Board, including the required auditor independence (for example the provision of non-audit services by the external auditor or the desirability of rotating the responsible partner of the external auditor).

The responsible audit partner of the external auditor firm in charge of the audit responsibilities for ASML is Mr. J.G.C.M. Buné. In accordance with the audit partner rotation requirements of the SEC, Mr. Buné will rotate after a maximum period of five years, which is after finalization of the audit of the financial year 2006.

Since the General Meeting of Shareholders held on March 18, 2004, the external auditor has been present at ASML's shareholder meetings to respond to questions, if any, from the General Meeting of Shareholders about its auditors' opinion on the financial statements. The Audit Committee, on behalf of the Supervisory Board, approves the remuneration of the external auditor as well as the non-audit services to be performed, after consultation with the Board of Management. It has been agreed among the members of the Supervisory Board and the Board of Management that the Audit Committee has the most relevant insight and experience to be able to approve both items, and therefore the Supervisory Board has delegated these responsibilities to the Audit Committee. Non-audit services performed by the external auditor, (mainly tax-services) formed 24% of the external auditor's services in 2005, based on the fees spent on these activities.

In general, the external auditor attends all meetings of the Audit Committee, unless this is deemed not necessary by the Audit Committee. The findings of the external auditor are discussed at these meetings. The external auditor attends the meeting of the Supervisory Board in which the report of the external auditor with regard to the audit of the annual accounts and the annual accounts themselves are discussed. ASML's Board of Management is also present at this meeting. In the audit report, the external auditor refers to the financial reporting risks and issues that were identified during the audit, internal control matters, and any other matters requiring communication under the auditing standards generally accepted in the Netherlands and in the United States.

Internal Auditor
In 2004, ASML established an internal audit function. The internal audit function forms one of the key elements to address the topics of risk management and internal control over financial reporting as required under the Code and the Sarbanes-Oxley Act, respectively. The initial role of the internal audit function was directed at facilitating the implementation of an enhanced (internal) control framework. From the fourth quarter 2005 onwards, the internal audit function has taken on its (ultimate) independent internal audit function. The internal auditor reports to the Board of Management and the Audit Committee. The external auditor and the Audit Committee shall be involved in drawing up the work schedule and audit scope of the internal auditor, and shall also take regard of the findings of the internal auditor.

Deviations from the Code	For clarity purposes, ASML lists below its deviations from the Code and reasons for doing so. The deviations follow the order of the recommendations in the Code.

II.1.4 In Control Statement Financial Year 2005
ASML acknowledges the importance of further improvements to its internal control and risk management systems. Therefore, in 2004, ASML started the Sarboxplus Project to set up a framework to properly manage internal controls over financial reporting, which is required per section 404 of the Sarbanes-Oxley Act ("SOX 404"). For a further explanation on ASML's plan of action for compliance with SOX 404 and the Company's internal risk management and control in general, reference is made to the "In Control Statement" from the Board of Management as included in the statutory Annual Report 2005

Based on the outcome of various measures that ASML used in 2005 to comply with its duties in the area of internal risk management and control systems, the Board of Management has stated in the In Control Statement that, to the best of its knowledge and belief, the measures as described in the In Control Statement provide a reasonable level of assurance that ASML's financial reporting fairly presents in all material respects the financial condition, results of operations, and cash flows of the Company, and ASML's financial reporting does not contain any material inaccuracy.

As described in the In Control Statement, ASML is currently implementing further procedures whereby internal controls over financial reporting are documented and regularly evaluated on effective design and operation and at this moment ASML's Board of Management cannot attest the adequacy and effectiveness of the Company's internal control systems over financial reporting as required by SOX 404. The Company's evaluation of internal controls over financial reporting will be subject to internal and external audit as of December 31, 2006. ASML's Board of Management is currently not aware of any change in the Company's internal control over financial reporting that occurred during 2005 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

II.2.1/ II.2.2
Members of ASML's Board of Management receive conditional performance stock options, whereby the amount of performance stock options awarded depends on the achievement after one year of the quantitative performance criteria as applicable to the performance bonus (see chapter on the remuneration of the Board of Management). The options ultimately granted may not be exercised in the first three years after the date of conditional grant. The exercise price is the official price of the underlying stock on the day of publication of the annual results of the year to which the performance stock option plan relates.

The method as used by ASML is thus a mixture of the best practices II.2.1 and II.2.2.: performance options are granted conditionally, subject to achievement of performance criteria and will not be exercised in the first three years after date of grant.

II.2.3 Although ASML does not consider ASML's execution of this best practice a deviation from the Code, it could be interpreted as such.

Under the Remuneration Policy 2004, a long-term incentive plan in the form of performance stock was introduced for the Board of Management. Performance stock is awarded, for no financial consideration, after fulfillment of predetermined performance targets over a three-year period. Once the stock is released, the stock will be retained for a period of at least three years after the date of release or until at least the time of termination of employment, if this period is shorter. The date of release lies three years after the original date of target setting, and the members of the Board of Management have to retain the stock for at least three subsequent years. Accordingly, the total period before one obtains full rights to the stock will be six years in total. The Remuneration Committee feels that the total resulting period is in compliance with the Code. The AGM approved the performance stock option and share plans for the Board of Management on March 18, 2004.

II.2.7
The employment contracts of the members of the Board of Management appointed before March 31, 2004, being Messrs. P. Wennink and M. van den Brink, are being honored, including all rights and obligations under these contracts. This implies that the appointment of Messrs. Wennink and Van den Brink as members of the Board of Management will be for an indefinite period of time, and that their potential severance payments will be according to applicable law. Although ASML does not consider this to be contrary to the recommendations in the Code, it may be considered a deviation from the Code.

II.2.8
ASML has not granted any personal loans, guarantees, or the like to members of the Board of Management. However, stock option plans that were issued before 2001 were constructed with a virtual financing arrangement in compliance with the applicable laws and after obtaining the necessary corporate approvals, whereby ASML loaned the tax value of the options granted to employees and members of the Board of Management (being Messrs. Van den Brink and Wennink) subject to the Netherlands tax-regime. The loans issued under this arrangement are repayable to ASML on the exercise date of the respective option, provided that the option is actually exercised. If the options expire unexercised, the loans are forgiven. ASML's Supervisory Board approved the Stock Option Plans 2000 at the time, including the loans, as these were part of the Stock Option Plan.

II.2.10 e) and g)
In these best practices of the Code, it is recommended to describe the performance criteria and to provide a summary of the methods to determine the achievement of the performance criteria. ASML does provide the qualitative performance criteria as well as a summary of the methods to determine the achievement of the performance criteria, but cannot give the exact target data, as this concerns highly competitive information, such as market share and gross margin. The Supervisory Board therefore feels that in light of its competitive sensitivity, it is justified not to publish more details of targeted or actual quantitative performance levels used in the target setting under the Board of Management's Remuneration Policy. Full disclosure is not in the interest of ASML, and therefore also not in the interest of the shareholders. It is the Supervisory Board's responsibility to set the actual targets for the variable part of the remuneration of the Board of Management taking into account the principle of reasonableness.

The General Meeting of Shareholders endorsed this position in its meeting on March 18, 2004. In addition, the Monitoring Committee Corporate Governance Code in its report dated December 2005 acknowledged that quantitative performance criteria do not need to be disclosed in case of competitive sensitive information.

The Board of Management and the Supervisory Board, Veldhoven, January 27, 2006
Management Report

In this report the expressions "ASML", the "Company" and "Group" are sometimes used for convenience in contexts where reference is made to ASML Holding N.V. and/or any of its subsidiaries in general or where no useful purpose is served by identifying the particular company or companies.

U.S. GAAP and Dutch Statutory Annual Report

The Company prepares two sets of financial statements, one based on accounting principles generally accepted in the United States of America ("U.S. GAAP") and one for Dutch statutory purposes based on International Financial Reporting Standards ("IFRS"). By means of regulation 1606/2002, the European Commission has stipulated that all listed companies within the European Union member states are required to prepare their consolidated financial statements under IFRS as from January 1, 2005. Hence, ASML has prepared its first annual report under IFRS. As the Company publishes comparative information for one year in its annual report, the transition date to IFRS is January 1, 2004. The financial information has been prepared on the basis of IFRS effective per December 31, 2005. Over the last few years, Dutch GAAP has already incorporated some important IFRS standards.

The financial statements included in this annual report are based on IFRS. For internal and external reporting purposes, ASML follows U.S. GAAP. U.S. GAAP is ASML's primary accounting standard for the Company's setting of financial and operational performance targets. The principal differences between ASML's U.S. and IFRS financial statements relate to share-based payments, capitalization of development expenditures and convertible subordinated notes.

ASML's U.S GAAP report, based on Form 20-F, may contain additional information next to its Dutch Statutory Annual Report. A copy of our U.S. GAAP Annual Report, quarterly releases and other information can be obtained at the offices of ASML. Since the second quarter of 2005, ASML also publishes quarterly IFRS financial figures. The U.S. GAAP Annual Report and the U.S. GAAP and IFRS quarterly releases are also available on ASML's website at www.asml.com.

Share-based Payments
Under IFRS, ASML applies IFRS 2, "Share-based payments" beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options granted to its employees after November 7, 2002.

Under U.S. GAAP, ASML accounts for stock option plans using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25 "Accounting for stock issued to employees" and provides pro forma disclosure of the impact of the fair value method on net income and earnings per share in accordance with Statement of Financial Accounting Standards,("SFAS") No. 123 "Accounting for stock based compensation".

Capitalization of development expenditures
Under IFRS, ASML applies International Accounting Standard ("IAS") 38, "Intangible Assets". During the second half of 2004, ASML made changes to its administrative systems in order to provide sufficient information to comply with IFRS beginning from January 1, 2005. Sufficient reliable information to account for capitalization of development expenditures under IFRS before January 1, 2005 is not available. Under IAS 38, capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between 2 and 3 years. Amortization starts when the developed product is ready for volume production.

Under U.S. GAAP, ASML applies SFAS No. 2, "Accounting for Research and Development Costs". In accordance with SFAS No. 2, ASML charges costs relating to research and development to operating expense as incurred.

Convertible Subordinated Notes
Under IFRS, ASML applies IAS 32 "Financial instruments: Disclosure and presentation" and IAS 39 "Financial instruments: Recognition and measurement" beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible notes. The equity component relates to the grant of a conversion option to shares to the holder of the bond. The liability component creates a financial liability that is measured at amortized cost which results in additional interest charges.

Under U.S. GAAP, ASML accounts for its convertible notes as a liability at the principal amount outstanding.
Executive Summary

About ASML
ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. ASML technology transfers circuit patterns onto silicon wafers to make integrated circuits. This technology is key to making integrated circuits smaller, faster and cheaper. Our technology is known as optical lithography. ASML systems are called steppers and Step & Scan tools (scanners). They use a photographic process to image nanometric circuit patterns onto a silicon wafer, much like a camera prints an image on film. Most of the major semiconductor manufacturers are ASML customers. We are committed to providing customers with the right technology that is production-ready at the right time. Doing so enables our customers and their customers to sustain their competitive edge. ASML's largest business focuses on lithography systems for 200- and 300-millimeter diameter wafer manufacturing.

ASML's corporate headquarters is in Veldhoven, the Netherlands. The company has lithography research, development and manufacturing operations in Wilton, Connecticut, U.S. and Veldhoven, the Netherlands. Training and application facilities are located in Asia, Europe and the United States. ASML operates in 14 countries and over 50 sales and service locations. We have experts located at customer sites, backed by a global pool of ASML engineers and other professionals. ASML's largest business focuses on lithography systems for 200- and 300-millimeter wafer manufacturing. Nikon Corporation ("Nikon") and Canon Kabushika Kaisha ("Canon"), both based in Japan, are the Company's main competitors in the global lithography equipment market.

The ASML TWINSCANTM lithography system exemplifies our technology leadership. It is the industry's only dual-stage system that allows exposure of one wafer while simultaneously measuring another wafer. Another example of ASML technology leadership is our new immersion lithography system. It replaces the air over the wafer with fluid to enhance focus and shrink circuit dimensions. These technologies mean greater productivity for our customers.

Our business model is based on our Value of Ownership concept that consists of the following:

•        offering ongoing improvements in productivity, imaging and overlay by introducing advanced technology based on modular platforms;

•        providing customer services that ensure rapid, efficient installation and superior on-site support and training to optimize manufacturing processes and improve productivity;

•        maintaining appropriate levels of research and development to offer the most advanced technology suitable for high-throughput and low-cost volume production at the earliest possible date;

•        enhancing the capabilities of the installed base through ongoing field upgrades of key value drivers (productivity, imaging and overlay) based on further technology developments;

•        reducing the cycle time between customer order of a system and the use of that system in volume production on-site;

•        expanding operational flexibility in research and manufacturing by reinforcing strategic alliances with world-class partners;

•        improving the reliability and uptime of our installed system base; and

•        providing re-marketing services that effectively increase residual value by extending the life of equipment.

Our business model is based on outsourcing a significant part of the components and modules that comprise our lithography systems, working in partnership with suppliers from all over the world. Our manufacturing activities comprise the assembly, fine tuning and testing of a finished system from components and subassemblies that are manufactured to our specifications by third parties and by us and the testing of those components and subassemblies. All of our manufacturing activities (subassembly, final assembly and system testing) are performed in one clean room facility located in Veldhoven, the Netherlands, and one clean room facility in Wilton, Connecticut. We procure stepper and scanner system components and subassemblies from a single supplier or a limited group of suppliers in order to ensure overall quality and timeliness of delivery. We jointly operate a formal strategy with suppliers known as value sourcing that is based on competitive performance in quality, logistics, technology and total cost. The essence of value sourcing is to maintain a supply base that is world class, globally competitive and globally present. Value sourcing aligns the actual supplier performance to our requirements on quality, logistics, technology and total costs.

Carl Zeiss is our sole external supplier of main optical systems and one of the suppliers of other optical components. Total purchased value from Zeiss accounted for between 20 percent and 50 percent of our cost of goods sold, varying by product type in 2005, and which collectively accounted for approximately 29 percent of our aggregate cost of goods sold in 2005.

From time to time, the number of systems we have been able to produce has been limited by the capacity of Zeiss to provide us with lenses and optical components. Zeiss currently is capable of manufacturing a limited number of lenses and optical components for our stepper and scanner systems and is highly dependent on its manufacturing and testing facilities in Oberkochen and Wetzlar, Germany, and their suppliers. During 2005, we were not constrained by the number of lenses that Zeiss could produce. In addition to Zeiss, we rely also on other outside vendors for the components and subassemblies used in our systems, each of which is obtained from a single supplier or a limited number of suppliers. Our reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and the risk of untimely delivery of these components and subassemblies.

Risk Factors
In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks relate to our operational processes, while others relate to our business environment. It is important to understand the nature of these risks and the impact they may have on our business, financial condition and results of operations. For a detailed description of the below-mentioned risk factors, we refer to our U.S. GAAP Annual Report on Form 20-F.

Risks Related to the Semiconductor Industry
•	The semiconductor industry is highly cyclical and we may be adversely affected by any future downturns;
•	Our business will suffer if we do not respond rapidly to commercial and technological changes in the semiconductor industry; and
•	We face intense competition.
Risks Related to ASML
•	The number of systems we can produce is limited by our dependence on a limited number of suppliers of key components;
•	A high percentage of net sales is derived from a few customers;
•	The pace of introduction of our new products is accelerating and is accompanied by potential design and production delays and by significant costs;
•	We derive most of our revenues from the sale of a relatively small number of products;
•	Compliance with internal controls evaluations and attestation requirements may increase our costs and we may identify significant deficiencies or material weaknesses;
•	Failure to adequately protect the intellectual property rights upon which we depend could harm our business;
•	Defending against intellectual property claims by others could harm our business;
•	We are subject to risks in our international operations;
•	We are subject to environmental laws and regulations;
•	We are dependent on the continued operation of a limited number of manufacturing facilities;
•	Because of labor laws and practices, any workforce reductions that we may wish to implement in order to reduce costs company-wide may be delayed or suspended; and
•	Fluctuations in foreign exchange rates could harm our results of operations.
Risks Related to Our Ordinary Shares
•	The price of our ordinary shares is very volatile; and
•	Restrictions on shareholder rights may dilute voting power.

Semiconductor Equipment Industry
Historically the semiconductor industry has experienced significant growth largely due to the continual reduction in the cost per function performed by ICs. Improvement in the design and manufacture of ICs with higher circuit densities has resulted in smaller and cheaper ICs capable of performing a greater number of functions at higher speed with lower power consumption. We believe that these long term trends will continue for the foreseeable future and will be accompanied by a continuing demand for production equipment that can accurately produce advanced ICs in high volumes at the lowest possible cost.

The costs to develop new lithography equipment are very high. Accordingly, the lithography equipment industry is characterized by the dominance of a few primary suppliers: ASML, Nikon and Canon.

Nikon and Canon are the main suppliers in the Japanese market, which accounts for a significant portion of worldwide semiconductor production. This market historically has been difficult for non-Japanese companies to penetrate and ASML has sold only a limited number of systems to Japanese customers. In 2004, ASML increased its service, sales and marketing operations in Japan to serve its growing regional customer base. In 2005, we continued our long term market development strategy in Japan, and we now have 6 customers.

The lithography equipment industry has been highly cyclical. Total lithography equipment shipped by the industry as a whole in the five years ended December 31, 2004 is set forth in the following table:

Year Ended December 31	2000	2001	2002	2003	2004

Total units shipped	1,182	789	413	456	694
Total Value (in Millions USD)	5,321	3,792	2,817	3,229	5,268
(Source: Gartner Dataquest)

ASML operations update - Great execution in 2005
In 2005, the overall semiconductor equipment market decreased by nine percent; however; ASML sales increased by three percent to EUR 2,529 million, comprising the shipment of 196 systems (156 new and 40 refurbished). This includes net sales in field and service options of EUR 301 million. 2004 showed net sales of EUR 2,465 million, comprising shipment of 282 systems (216 new and 66 refurbished) and net sales in field and service options of EUR 290 million.

According to the latest data reported by Semiconductor Equipment and Materials International, an industry organization, we estimate ASML market share by revenue at 58 percent in 2005 from 52 percent in 2004, marking our fourth year in a row as market leader. Seventeen of the top 20 semiconductor manufacturers ranked by capital expenditure are now customers of ASML. In total, ASML gained 12 new customers in 2005, including our sixth customer in Japan. We expanded our share of the memory market in Taiwan, shipping 300-mm tools to two new customers. We have 13 immersion tools delivered to date, including tools shipped to customers in Japan.

Our production lead time, the time from customer order to delivery or volume manufacturing tools, was reduced by 20 percent. This translates into higher competitiveness for our customers who can ramp leading edge technology faster and achieve more production flexibility. It also means less inventory and further efficiency gains for ASML, by lowering costs and contributing to cash generation.

The average selling price ("ASP") in 2005 was EUR II.4 million, an increase of 48 percent over the ASP in 2004 of EUR 7.7 million. The increase in ASP was mainly offset by a decrease in the number of systems shipped from 282 in 2004 to 196 in 2005, a decrease of 30 percent. This increase in ASP and decrease in number of systems shipped reflects the change in nature of market demand from capacity driven in 2004 to technology driven in 2005. Our customers shifted from 248-nm KrF production capacity demand in 2004 to 193-nm ArF leading edge technology demand in 2005.

In 2005, we generated operating income of EUR 510 million. In 2004, operating income amounted to EUR 370 million. Net income in 2005 was EUR 333 million compared with net income in 2004 of 227 million. The operating and net income of the year is impacted by the following accounting changes:

•      Capitalization of development expenditures: During the second half of 2004, ASML made changes to its administrative systems in order to be able to comply with IFRS as from January 1, 2005 onwards. As such, ASML's statement of operations and balance sheet include capitalization of development expenditures that meet the capitalization criteria from January 1, 2005 onwards (Positive Impact on net income of EUR 52 million).

•     Under IFRS, ASML applies IAS 32 "Financial instruments: Disclosure and presentation" and IAS 39 "Financial instruments: Recognition and measurement" beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible notes. The equity component relates to the grant of a conversion option to shares to the holder of the bond. The liability component creates a financial liability that is measured at amortized cost which results in additional interest charges in 2005 which have a negative impact on net income of EUR 21 million.

ASML generated EUR 676 million of cash in 2005, which increased its level of cash and cash equivalents to EUR 1,905 million as of December 31, 2005.

As of December 31, 2005, our order backlog was valued at EUR 1,434 million and included 95 systems with an ASP of EUR 15.1 million. As of December 31, 2004 the order backlog was valued at EUR 1,691 million, which included 131 systems with an ASP of EUR 12.9 million.

The increase in ASP of 17 percent reflects the high content of leading edge technology in the backlog.

Legal contingencies
ASML is party to various legal proceedings generally incidental to its business. For a further description of the patent litigation and settlement with Nikon and the litigation with Ultratech Stepper, Inc., reference is made to Note 18 to the consolidated financial statements.

Business Strategy

Our business strategy is to provide superior value of ownership for our customers while ASML achieves top financial performance. We implement this strategy through customer focus, technology leadership and operational excellence.

Customer focus
We satisfy different types of chipmakers by customizing our products to provide premium value for all market segments, including memory, foundries or made-to-order chip contractors, and integrated device manufacturers.

Of the top-20 chipmakers worldwide, in terms of semiconductor capital expenditure, 17 are customers of ASML. We plan to solidify our position in this segment through superior execution. We also have a significant market share of customers below the top-20, and we strive for continued growth in this segment.

Japan has historically been dominated by our competitors. In 2005, we continued our long term market development strategy in Japan, and we now have 6 customers.
Technology leadership Our product range for steppers and advanced Step & Scan systems spans all the industry's current wavelengths for both 200- and 300-millimeter wafers.

Since 2000, we offer the industry's only dual-stage wafer imaging platform called TWINSCAN - which allows exposure of one wafer while simultaneously measuring another wafer. Customers have embraced our technology platform and, in 2005, we installed our 300th TWINSCAN system.

In 2005, we introduced the industry's highest numerical aperture (NA of 0.93) dry and wet family of tools, the XT:1400. We also announced the first immersion system for volume production at 45-nm circuit line width, the TWINSCAN XT:1700i, a 193-nm wavelength system expected to be ready for volume production in the second quarter of 2006. The NA of the new system increased from 0.93 to 1.20. A higher NA number corresponds with a higher resolution which facilitates shrinking circuit line widths further on silicon wafers.

ASML believes that EUV technology represents a multi-generation lithography solution. We are preparing the first two EUV alpha demo tools. They are expected to be shipped in 2006.

Operational excellence
We strive to continue our business success based on our technology leadership by continuing to improve our operational excellence, including reduction in lead time while improving our cost competitiveness.

Our strategy includes outsourcing the majority of components and subassemblies that make up our lithography products. We work in partnership with suppliers, jointly operating a strategy known as value sourcing, based on quality, logistics, technology and total cost. Through value sourcing, we strive to attain flexibility and cost savings from our suppliers thanks to mutual commitment, shared risk and reward. Value sourcing also allows the necessary flexibility to adapt to the cyclicality of the world market for semiconductor lithography systems.

We strive to continuously improve efficiency in our own fixed and variable costs, and to strengthen our capability to generate cash. We seek to improve efficiency by continuously reducing cost of goods and increasing manufacturing efficiency as well as by redesigning for cost efficiency and constantly reducing cycle time.

Results of Operations

The following table shows a summary of sales (revenue and untis sold) and ASP data on an annual and semi-annual basis for the years ended December 31, 2005 and 2004. We have made reclassifications to prior periods to conform with current year presentation of net system sales and net services and field option sales. In prior year's annual report, fiweld option sales were presented under net product sales.

Year ended December 31	First half year	2004 Second half year	Full year	First half year	2005 Second half year	Full year

Net sales (EUR million)	1,070	1,395	2,465	1,448	1,081	2,529
Net system sales (EUR million)	933	1,242	2,175	1,313	915	2,228
Net service and field option sales (EUR million)	137	153	290	135	166	301
Total systems recognized	130	152	282	110	86	196
Total new systems recognized	99	117	216	94	62	156
Total used systems recognized	31	35	66	16	24	40
ASP for systems (EUR million)	7.2	8.2	7.7	11.9	10.6	11.4
ASP for new systems (EUR million)	8.7	9.8	9.3	13.5	13.6	13.5
ASP for used systems (EUR million)	2.3	2.9	2.6	2.8	2.9	2.9

Consolidated sales and gross profit
Consolidated net sales increased by 2.6 percent from EUR 2,465 million in 2004 to EUR 2,529 million in 2005. Net system sales increased by 2.4 percent from EUR 2,175 million in 2004 to EUR 2,228 million in 2005. Net service and field option sales increased by 3.8 percent from EUR 290 million to EUR 301 million in 2005. The 2.4 percent increase in net system sales was mainly driven by an increase in ASP partially offset by a decrease in the number of systems.

The ASP of systems recognized in net system sales increased by 48.1 percent from EUR 7.7 million in 2004 to EUR 11.4 million in 2005. This increase in ASP was mainly driven by an increased share of 300-mm ArF TWINSCAN systems with higher ASPs and a decreased share of 200-mm KrF systems, reflecting a shift in market demand from manufacturing capacity in 2004 to leading edge technology in 2005. The number of systems recognized in net system sales decreased from 282 systems in 2004 (216 new systems and 66 used systems) to 196 systems in 2005 (156 new systems and 40 used systems). The decrease in the number of systems shipped in 2005 reflected the large number of 200 mm systems shipped in 2004 that increased our customers' manufacturing capacity and were not yet fully utilized. Demand in 2005 was mainly driven by leading edge technology.

At December 31, 2005, ASML had no deferred revenue from shipments of new technology. During 2005, no revenue from new technology was recorded that had been previously deferred.

From time to time, ASML repurchases systems that it has manufactured and sold and, following factory-rebuild or refurbishment, resells those systems to other customers. This repurchase decision is mainly driven by market demand for capacity expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The number of used systems sold in 2005 decreased to 40 from 66 in 2004. This decrease was driven by lower utilization of the lithography equipment in 2005 compared to 2004 which lowered to demand for capacity. The ASP for used systems increased from EUR 2.6 million in 2004 to EUR 2.9 million in 2005, reflecting a further shift from our older PAS 2500 towards our newer PAS 5500 family, including scanner systems.

Service sales showed a 3.8 percent increase from EUR 290 million in 2004 to EUR 301 million in 2005. This increase was mainly due to an increase in option sales to customers to enhance system performance.

We started 2005 with an order backlog of 131 systems (119 new and 12 used). In 2005, we booked orders for 178 systems and received order cancellations or push-outs beyond 12 months of 18 systems and recognized sales for 196 systems. This resulted in an order backlog of 95 systems (86 new and 9 used) as of December 31, 2005. The total value of our backlog as of December 31, 2005 amounted to EUR 1.4 billion, compared with a backlog of approximately EUR 1.7 billion as of December 31, 2004.

Research and development
Research and development costs decreased from EUR 334 million in 2004 to EUR 231 million in 2005. This decrease in research and development costs is primarily due to

•      Capitalization of development expenditures: During the second half of 2004, ASML made changes to its administrative systems in order to be able to comply with IFRS as from January 1, 2005 onwards. As such, ASML's statement of operations and balance sheet include capitalization of development expenditures that meet the capitalization criteria from January 1, 2005 onwards (Positive Impact of approximately EUR 97 million).

•      a charge in 2004 of EUR 49 million with respect to a cross-license agreement entered into with Nikon (see Note 11 to our consolidated financial statements for more information).

Excluding the above-mentioned items there was an increase in research and development spending in 2005 of approximately 15 percent to further accelerate our investment in technology leadership. Main investments in research and development relate to the newest versions of our high resolution TWINSCAN systems and our next generation TWINSCAN systems based on immersion and EUV.

Selling, general and administrative costs Selling, general and administrative costs remained stable on a level of approximately EUR 205 million for both 2004 and 2005.

Restructuring costs (credits) Restructuring credits of EUR 6 million in 2004 are adjustments on the 2003 restructuring plan. In 2005 we did not record any restructuring costs or credits.

Net interest expense
Net interest expense increased from EUR 16 million in 2004 to EUR 49 million in 2005 due to the fact that in accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible notes beginning from January 1, 2005 onwards. The equity component relates to the grant of a conversion option to shares to the holder of the bond. The liability component creates a financial liability that is measured at amortized cost which results in additional interest charges in 2005 which have a negative impact of EUR 35 million on net interest expense.

Income taxes
Income taxes represented 27.7 percent of income before taxes in 2005, compared to 35.9 percent in 2004. The decrease in income taxes in 2005 is mainly related to a tax rate reduction in the Netherlands, which was enacted in the fourth quarter of 2004. As a consequence, ASML had to re-measure the valuation of its tax assets and liabilities in 2004. This re-measurement led to a one-time tax charge in 2004 of approximately EUR 15 million.

Liquidity
Our principal sources of liquidity consist of EUR 1,905 million of cash and cash equivalents as of December 31, 2005, and EUR 400 million of available credit facilities as of December 31, 2005, and cash flows from operations. We believe that cash generated from operations, together with the liquidity provided by existing cash balances, will be sufficient to satisfy our liquidity requirements for the next 12 months. As of December 31, 2005, ASML has achieved its strategic target level of EUR 1 billion in net cash, which is comprised of total cash and cash equivalents minus convertible subordinated notes. ASML will therefore prepare for a potential share buy back program to be executed, subject to whether the company decides during 2006 to make significant investments.

We expect to steadily improve our cash conversion cycle during 2006, although cash generation will reduce in the first half of 2006 because the company intends to employ additional cash to finance expected growth, prepare the industry's first two EUV tools for delivery, and make payments for prior year tax liabilities. We expect in 2006 an increase in cash outflow with respect to income taxes as the amounts of loss carry-forwards in the Netherlands and Asia have fully been utilized at the end of 2005. We expect capital expenditures in 2006 to range between EUR 80 million and EUR 100 million (excluding capitalized development expenditures). In addition, at December 31, 2005 we have operating lease commitments of approximately EUR 214 million and certain open inventory purchase commitments of approximately EUR 676 million with our suppliers to ensure a smooth and continuous supply chain for key components. In 2006, we have repayment obligations, amounting to US$ 575 million, on our 5.75 percent Convertible Subordinated Notes due 2006, issued in October 2001, assuming no conversions occur. These notes are convertible into 30,814,576 ordinary shares at a conversion price of US$ 18.66 (EUR 15.82) per share at any time prior to maturity. None of the notes were converted into ordinary shares during 2005. We have additional repayment obligations in 2010, amounting to EUR 380 million, on our 5.50 percent Convertible Subordinated Notes due 2010 issued in May 2003, assuming no conversions occur. These notes are convertible into an aggregate of 26,573,426 ordinary shares at a conversion price of EUR 14.30 per share at any time prior to maturity. We currently intend to fund our future repayment obligations under our convertible notes primarily with cash on hand and cash generated through operations.

Cash flows from operating activities
Net cash flows provided by operating activities from continuing operations were EUR 257 million and EUR 812 million in 2004 and 2005, respectively. Cash provided by operating activities in 2005 was primarily derived from our net income. As we have deferred tax assets resulting from net operating losses carried forward, the tax charge of EUR 128 million reflected in 2005 net income resulted in a cash outflow of only EUR 15 million for corporate income taxes, leaving a cash inflow from net income of the year of approximately EUR 446 million in 2005. Net cash flows provided by operating activities mainly reflected EUR 109 million of depreciation and amortization and EUR 273 million of changes in assets and liabilities. The cash flow from changes in assets and liabilities in 2005 is mainly derived from EUR 203 million in accounts receivable collections.

Cash flows from investing activities
Net cash used in investing activities was EUR 60 million in 2004 and EUR 159 million in 2005. The 2005 figures mainly related to expenditures in internally-generated intangible assets (capitalization of development expenditures), information technology investments and machinery and equipment.

Cash flows from financing activities
Net cash provided by financing activities was EUR 3 million in 2005 compared to EUR 19 million in 2004. In 2005, proceeds from financing activities mainly reflect EUR 16 million in proceeds from the exercise of stock options offset by EUR 13 million in repayments of long term debts, mainly relating to 2 yen-denominated loans which ASML assumed in connection with its merger with SVG in 1999 (see Note 14 to the consolidated financial statements).

Employees
As of December 31, 2005, and December 31, 2004, the total number of employees in continued operations was 5,055 and 5,071, respectively. We rely on our ability to vary the number of temporary employees to respond to fluctuating market demand for our products.

Our future success will depend on our ability to attract, train, retain and motivate highly qualified employees, who are in great demand. We are particularly reliant for our continued success on the services of several key employees, including a number of systems development specialists with advanced university qualifications in engineering, optics and computing.

2006 Perspectives

Operational Outlook - Accelerating success
Our successful journey continues. There are significant opportunities to further expand the value that we provide to customers. We plan to continue executing our model of leadership in technology, lead time and value of ownership to achieve further growth. We are encouraged by the relentless needs of our customers for new technologies: Flash and DRAM memory integration; mobile phone feature development; consumer product silicon proliferation; as well as speed, low-power and innovative features for information technology. These needs play on ASML's strengths in technology. We are confident that our leadership in immersion lithography - the semiconductor industry's technology of choice for 45-nm production process - is making ASML the privileged partner for all semiconductor vendors.

Financial Outlook
We have accumulated a strong backlog for deliveries in the first half of 2006: our unit backlog is smaller than that of December 2004 but the ASP is significantly higher, as a result of a higher proportion of 300 millimeter TWINSCAN advanced systems in backlog. The order backlog as of December 31, 2005 comprises 95 lithography systems with an ASP of EUR 15.1 million. The company expects to ship 48 systems in the first quarter of 2006 with an ASP of EUR 14.1 million for new systems and an ASP for all systems of EUR 12.0 million; however, given market momentum, short-term demand for a few additional system shipments in the first quarter of 2006 may materialize. However, we remain cautious in our forecast as customer order push-outs are always possible, if overall semiconductor demand were not to materialize as expected.

	The following table sets forth our backlog of systems as of December 31, 2004 and 2005.
	As of December 31	2004	2005
	Backlog sales of new systems (units)	119	86
	Backlog sales of used systems (units)	12	9
	Backlog sales of total systems (units)	131	95
	Value of backlog new systems (EUR million)	1,664	1,411
	Value of backlog used systems (EUR million)	27	23
	Value of backlog of total systems (EUR million)	1,691	1,434
	ASP for new systems (EUR million)	14.0	16.4
	ASP for used systems (EUR million)	2.2	2.6
	ASP for total systems (EUR million)	12.9	15.1

Our backlog includes only system orders for which written authorizations have been accepted and shipment dates within 12 months have been assigned. Historically, orders have been subject to cancellation or delay by the customer. Due to possible customer changes in delivery schedules and to cancellation of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. In view of current order demand for ASML immersion tools, the company is preparing for a number of shipments in 2006 which could exceed the range of 20 to 25 immersion systems.

Great People at ASML

The Board of Management congratulates Dave Chavoustie, executive vice president of worldwide sales and customer support, who retired from the Board of Management on December 31, 2005. Dave played a central role in growing and maturing ASML during his seven years of service. We all thank him for his contributions and wish him the best for this retirement.

Our successes were achieved thanks to ASML's people in every part of our organization. Our world renowned experts in nano-scale lithography have cumulative experience that is second to none. Our culture thrives on very strong commitment to leadership, achievements and customer satisfaction. Our people have not only driven ASML's reputation to the highest levels: they have also positioned ASML well to meet the ever increasing technical requirements of our customers.

	The Board of Management, Veldhoven, January 27, 2006

In Control Statement

As the Board of Management of ASML, we hereby state that we are responsible for the design, implementation and operation of the Company's internal risk management and control systems. The purpose of these systems is to manage the significant risks to which the Company is exposed in an optimal way. Such systems can never provide absolute assurance regarding achievement of corporate objectives, nor can they provide an absolute and total guarantee that material errors, losses, fraud and the violation of laws or regulations will not occur.

Financial Reporting Risks	To comply with our duties in the area of internal risk management and control systems with respect to financial reporting risks, we have used various measures in the course of the year 2005:
	•	monthly operational review meetings of the Board of Management with ASML's senior management on financial performance and realization of operational objectives and responses to emerging issues;
	•	quarterly financial planning meetings of the Board of Management with ASML's senior management;
	•	monthly meetings with CEO and CFO and senior finance management focusing on monthly financial figures and internal control evaluations;
	•	monthly and quarterly financial reporting;
•

letters of representation that are signed by our key senior management members on an annual basis in which they confirm that for their responsible area based upon their knowledge (i) an effective system of internal controls and procedures is maintained and (ii) the financial reports fairly present the financial position, results of operations and cash flows;

•

assessments by ASML's Disclosure Committee with respect to the timely review, disclosure, and evaluation of periodic (financial) reports as well as with respect to the maintenance and evaluation of disclosure controls and procedures, which lead to an advice to our Chief Executive Officer and Chief Financial Officer;

	•	management letters and audit reports provided by our external auditor;
	•	discussions on management letters and audit reports provided by our external auditor within our Board of Management and Supervisory Board;
	•	launch of ASML's Ten Business Control Principles; and
	•	implementation of ASML's Internal Guidelines on Ethical Business Conduct and Whistleblower's Procedure.

We acknowledge the importance of further improvements to our internal control and risk management systems. Therefore, in 2004, ASML started the Sarboxplus Project to set up a framework to properly manage internal controls over financial reporting, which is required per section 404 of the Sarbanes-Oxley Act ("SOX 404"). We are running an internal plan of action for compliance with SOX 404, which includes a timeline and scheduled activities, although as of the date of this in control statement we have not yet finalized the evaluation of our internal controls over financial reporting to such extent that we would fully comply with all requirements of SOX 404, as we are not yet required to fully comply. We have defined an action plan to be in full compliance with SOX 404 as of December 31, 2006. The progress of the implementation of this framework, which is based on the COSO model, as well as significant changes and improvements, are regularly reported to and discussed with the Audit Committee. The Audit Committee reports about these subjects to the Supervisory Board and once a year, the Board of Management discusses the implementation of the aforementioned framework, as well as significant changes and improvements in internal controls, with the full Supervisory Board.

Summary

Based on the outcome of the above-mentioned measures and to the best of its knowledge and belief, the Board of Management states that the above-mentioned measures provide a reasonable level of assurance that ASML's financial reporting fairly presents in all material respects the financial condition, results of operations and cash flows of the Company and that ASML's financial reportings in 2005 do not contain any material inaccuracy and that there are no indications that its internal controls over financial reporting did not operate effectively in 2005.

However, since we are implementing further procedures whereby internal controls over financial reporting are documented and regularly evaluated on effective design and operation, which is required under SOX 404 for the financial year 2006, at this moment ASML's Board of Management cannot attest the adequacy and effectiveness of the Company's internal control systems over financial reporting as required by SOX 404. Our evaluation of internal controls over financial reporting will be subject to internal and external audit for the year ended December 31, 2006. ASML's Board of Management is currently not aware of any change in the Company's internal control over financial reporting that occurred during 2005 that has materially affected, or is reasonable likely to materially affect, the Company's internal control over financial reporting.

Operational, Strategical, Legal and Compliance Risks

To comply with our duties in the area of internal risk management and control systems with respect to operational, strategical, legal and compliance risks, we have used various measures in the course of the year 2005:

	•	strategic evaluations of our business, which take place on an annual basis by the Board of Management in consultation with the Supervisory Board;
	•	semi-annual senior management meetings, which take place to assess ASML's corporate initiatives which are launched in order to execute ASML's strategy;
	•	monthly operational review meetings of the Board of Management with ASML's senior management on financial performance and realization of operational objectives and responses to emerging issues;
	•	quarterly financial planning meetings of the Board of Management with ASML's senior management;
	•	monthly and quarterly financial reporting;
•

letters of representation that are signed by our key senior management members on an annual basis in which they confirm their responsibility for assessing business risks and ensuring appropriate risk mitigation for their responsible area based upon their knowledge;

	•	launch of ASML's Ten Business Control Principles; and
	•	implementation of ASML's Internal Guidelines on Ethical Business Conduct.

We acknowledge the importance of further improvements to our internal control and risk management systems. The set up of these systems is based on the identification of external and internal risk factors that could influence the operational and financial objectives of the Company and contains a system of monitoring, reporting and operational reviews. All material risk management activities have been discussed with the Audit Committee and the Supervisory Board. For more information on our risk management activities, we refer to Internal Risk Management and Control Systems, External Factors included in ASML's chapter on Corporate Governance. For a summary of ASML's Risk Factors, we refer to our Management Report. For a detailed description of these risk factors, we refer to our U.S. GAAP Annual Report on Form 20-F.

The Board of Management, Veldhoven, January 27, 2006

Statutory Financial

Statements

Consolidated Financial

Statements

64   Consolidated Statements of Operations for the years ended December 31, 2004 and 2005

65   Consolidated Statements of Comprehensive Income for the years ended December 31, 2004 and 2005

65   Consolidated Balance Sheets as of December 31, 2004 and 2005

66   Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2004 and 2005

67   Consolidated Statements of Cash Flows for the years ended December 31, 2004 and 2005

68   Notes to the Consolidated Financial Statements

128 Auditors' Report

Consolidated Statements of Operations1

Notes	Year ended December 31,	2004	2005
	(in thousands, except per share data)	EUR	EUR

	Net system sales	2,174,908	2,227,678
	Net service and field option sales	290,469	301,289

	Total net sales	2,465,377	2,528,967

	Cost of system sales	1,374,041	1,392,622
	Cost of service and field option sales	189,005	190,567

	Total cost of sales	1,563,046	1,583,189

	Gross profit on sales	902,331	945,778

	Research and development costs	355,621	247,217
	Research and development credits	(21,961)	(16,692)
	Selling, general and administrative costs	204,409	205,334
6	Restructuring credits	(5,862)	0

	Operating income	370,124	509,919

	Interest income	27,998	38,429
	Interest charges	(44,071)	(87,797)

	Income before income taxes	354,051	460,551
19	Provision from income taxes	(127,100)	(127,725)

	Net income	226,951	332,826

	Basic net income per ordinary share	0.47	0.69
	Diluted net income per ordinary share[2]	0.47	0.68
	Number of ordinary shares used in computing per share amounts (in thousands):
	Basic	483,380	484,103
	Diluted[2]	484,594	486,054
[1]	See Note 2 "First-Time Adoption of IFRS"
[2]

The calculation of the number of ordinary shares used in computing diluted net income per ordinary share does not assume conversion of ASML's outstanding Convertible Subordinated Notes in 2004 and 2005 as such conversions would have an anti-dilutive effect.

Consolidated Statements of Comprehensive Income1

Year ended December 31	2004	2005
(in thousands)	EUR	EUR

Net income	226,951	332,826
Exchange differences arising on translation of foreign operations, net of taxes	(21,854)	25,528
Gain (loss) on derivative instruments	16,736	(38,365)

Comprehensive income	221,833	319,989
[1]	See Note 2 "First-Time Adoption of IFRS"

Consolidated Balance Sheets1

(After appropriation of net result for the year)

Notes	As of December 31	2004	2005
	(in thousands)	EUR	EUR

	Assets
7	Cash and cash equivalents	1,228,130	1,904,609
8	Accounts receivable, net	503,153	302,572
9	Inventories, net	717,688	777,200
10	Other current assets	175,792	125,802
5	Assets classified as held for sale	2,695	0

	Total current assets	2,627,458	3,110,183

19	Deferred tax assets	256,833	282,833
10	Other assets	13,117	31,873
11	Intangible assets, net	31,818	98,545
12	Property, plant and equipment, net	303,691	278,581

	Total assets	3,232,917	3,802,015

	Liabilities and Shareholders' Equity
	Accounts payable	343,228	343,960
13, 14	Accrued liabilities and other	453,831	958,129
19	Current tax liabilities	10,037	90,010
5	Liabilities from discontinued operations	4,713	0

	Total current liabilities	811,809	1,392,099

19	Deferred tax liabilities	202,049	248,615
17	Other deferred liabilities	20,973	17,426
14	Convertible subordinated debt	790,782	320,584
14, 17	Other long term debt	14,523	2,320

	Total liabilities	1,840,136	1,981,044
	Total shareholders' equity	1,392,781	1,820,971
	Total liabilities and shareholders' equity	3,232,917	3,802,015
[1]	See Note 2 "First-Time Adoption of IFRS"

Consolidated Statements of Changes in Shareholders' Equity

(After appropriation of net result for the year)

	Shares Number	Shares Amount	APIC/Share Premium	Retained Earnings	Accumulated Other Comprehensive Income	Total

(in thousands)		EUR	EUR	EUR	EUR	EUR

Balance at January 1, 2004 [1]	482,514	9,651	880,653	112,592	139,554	1,142,450

Components of comprehensive income:
Net income				226,951		226,951
Exchange differences arising on translation
of foreign operations					(21,854)	(21,854)
Gain (loss) on derivative instruments					16,736	16,736

Recognition of share-based payments			8,467			8,467
Issuance of Shares	1,162	24	20,007			20,031

Balance at December 31, 2004	483,676	9,675	909,127	339,543	134,436	1,392,781
Equity component convertible notes[l]			184,586	(108,348)		76,238
Adjusted Balance at January 1, 2005	483,676	9,675	1,093,713	231,195	134,436	1,469,019

Components of comprehensive income:
Net income				332,826		332,826
Exchange differences arising on translation
of foreign operations					25,528	25,528
Gain (loss) on derivative instruments					(38,365)	(38,365)

Recognition of share-based payments			16,135			16,135
Issuance of Shares	994	19	15,809			15,828

Balance at December 31, 2005	484,670	9,694	1,125,657	564,021	121,599	1,820,971
[1]	See Note 2 "First-Time Adoption of IFRS"

Consolidated Statements of Cash Flows

Year ended December 31	2004	2005
(in thousands)	EUR	EUR

Cash Flows form Operating Activities
Net income from continuing operations	226,951	332,826
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	90,215	109,113
Impairment charges	2,929	13,474
Share-based payment expense	8,509	9,435
Convertible financial expenses	0	21,017
Allowance for doubtful debts	3,085	1,871
Allowance for obsolete inventory	34,336	11,811
Deferred income taxes	114,701	39,616

Changes in assets and liabilities that provided (used) cash:
Accounts receivable	(192,819)	203,488
Inventories	(149,215)	(41,397)
Other assets	1,127	(19,003)
Accrued liabilities	(5,507)	46,272
Accounts payable	121,998	3,406
Income taxes payable	837	79,973

Net cash provided by operating activities from continuing operations	257,147	811,902

Net cash used in operating activities from discontinued operations	(5,880)	(2,018)

Net cash provided by operating activities from total operations	251,267	809,884

Cash Flows from Investing Activities
Purchases of property, plant and equipment	(74,979)	(72,660)
Proceeds from sale of property, plant and equipment	15,137	13,235
Purchase of intangible assets	(556)	(99,769)

Net cash used in investing activities from continuing operations	(60,398)	(159,194)

Net cash provided by (used in) investing activities from discontinued operations	0	0

Net cash used in investing activities from total operations	(60,398)	(159,194)

Cash Flows from Financing Activities
Net proceeds from issuance of shares and stock options	20,030	15,828
Redemption and/or repayment of debt	(1,159)	(12,949)

Net cash provided by financing activities from continuing operations	18,871	2,879

Net cash provided by (used in) financing activities from discontinued operations	0

Net cash provided by financing activities from total operations	18,871	2,879

Net cash flows	209,740	653,569
Effect of changes in exchange rates on cash	(9,416)	22,910

Net increase in cash and cash equivalents	200,324	676,479
Cash and cash equivalents at beginning of the year	1,027,806	1,228,130

Cash and cash equivalents at end of the year	1,228,130	1,904,609

Supplemental Disclosures of Cash Flow Information:
Cash paid for:
Interest	45,866	45,141
Taxes	7,430	15,335

Supplemental non-cash investing and financing activities:
Conversion of Bonds into 0 ordinary shares in 2004 and 2005	0	0

Notes to the Consolidated Financial Statements

1. General Information

ASML Holding N.V. (the "Company"), having its corporate seat in Veldhoven, the Netherlands, is a worldwide company engaged in the development, production, marketing, sale and servicing of advanced semiconductor equipment system mainly consisting of lithography systems. ASML's principal operations are in the Netherlands, the United States of America and Asia.

The accompanying consolidated financial statements are stated in thousands of euros ("EUR") unless otherwise mentioned. These Financial Statements, prepared for statutory purposes, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the EU - accounting principles generally accepted in the Netherlands for companies quoted on Euronext Amsterdam. For internal and external reporting purposes, ASML follows accounting principles generally accepted in the United States of America ("U.S. GAAP"). U.S. GAAP is ASML's primary accounting standard for the Company's setting of financial and operational performance targets. The financial statements of the Company will be filed at the Chamber of Commerce in Eindhoven, the Netherlands within eight days after adoption by the General Meeting of Shareholders, scheduled on March 23, 2006.

2. First-Time Adoption of IFRS

By means of regulation 1606/2002, the European Commission has stipulated that all listed companies within the European Union member states are required to prepare their consolidated financial statements under IFRS as from January 1, 2005. Hence, ASML has prepared its first annual report under IFRS. As the Company publishes comparative information for one year in its annual report, the transition date to IFRS is January 1, 2004. The financial information has been prepared on the basis of IFRS effective per December 31, 2005. Over the last few years, Dutch GAAP has already incorporated some important IFRS standards. IFRS 1 "First-time Adoption of International Financial Reporting Standards" allows companies to elect to use one or more exemptions from IFRS in its transition. ASML has elected to use the following exemptions:

	•	Business combinations: the Company has not retrospectively applied IFRS 3 on business combinations to acquisitions prior to the transition date;
	•	Cumulative translation differences: the Company has elected to retain the cumulative translation differences of all foreign operations at the date of transition to IFRS; and
	•	Share-based Payments: the Company has elected not to apply IFRS 2 on share-based payments that were granted on or before November 7, 2002.

ASML has also elected not to restate its comparative 2004 financial results for the impact of IAS 32 and 39, which deals with financial instruments.

To the extent that the accounting principles previously applied under Dutch GAAP differ from the accounting principles as prescribed under IFRS, we have adjusted our accounting principles. The main impact of the adoption of IFRS is in the following areas that are discussed in the following paragraphs: share-based payments and convertible subordinated notes.

Share-based Payments

Under IFRS, ASML applies IFRS 2, "Share-based payments" beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options granted to its employees after November 7, 2002.

Convertible Subordinated Notes

Under IFRS, ASML applies IAS 32 "Financial instruments: Disclosure and presentation" and IAS 39 "Financial instruments: Recognition and measurement" beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible notes. The equity component relates to the grant of a conversion option to shares to the holder of the bond. The liability component creates a financial liability that is measured at amortized cost which results in additional interest changes.

Reconciliation of Shareholder's Equity at January 1, 2004, December 31, 2004 and January 1, 2005
As of (in thousands)	Jan. 1, 2004 EUR	Dec. 31, 2004 EUR	Jan. 1, 2005 EUR
Shareholders' equity under Dutch GAAP	1,141,207	1,391,602	1,391,602
Share-based Payments (Net of Taxes)	1,243	1,179	1,179
Convertible Subordinated Notes (Net of Taxes)	-	-	76,238
Shareholders' equity under IFRS	1,142,450	1,392,781	1,469,019

Reconciliation of Net income of the year ended December 31, 2004

Year ended December 31			2004
(in thousands)			EUR
Net income under Dutch GAAP			235,460
Share-based Payments			(8,509)
Convertible Subordinated Notes			0
Net income under IFRS			226,951

3. Summary of Significant Accounting Policies	The financial statements have been prepared in accordance with IFRS as adopted by the EU.
Basis of consolidation

The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. All intercompany profits, balances and transactions have been eliminated in the consolidation. The Company's management has made reclassifications to prior periods to conform with current year presentation of net system sales and net service and field option sales. In prior year's annual report, field option sales were presented under net product sales.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of the assets' previous carrying amount and fair value less costs to sell.
Foreign currency translation

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in euros, which is the functional currency of the Company, and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency (foreign currencies) are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are included in profit or loss for the period. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognized directly in equity.

In order to hedge its exposure to certain foreign exchange risks, the Group enters into forward contracts and options (see below for details of the Group's accounting policies in respect of such derivative financial instruments).

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group's foreign operations (including comparatives) are expressed in euros using exchange rates prevailing on the balance sheet date. Income and expense items (including comparatives) are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

Financial Instruments
Financial assets and financial liabilities are recognized on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.
Trade receivables

Trade receivables are measured at initial recognition at fair value, and are subsequently measured at amortized cost using the effective interest rate method. Appropriate allowances for estimated irrecoverable amounts are recognized in profit or loss when there is objective evidence that the asset is impaired. The allowance recognized is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

Cash and cash equivalents

Cash and cash equivalents consist primarily of highly liquid investments, such as bank deposits, commercial paper and money market funds, with insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition.

Financial liabilities and equity

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities.

Bank borrowings

Interest-bearing bank loans and overdrafts are initially measured at fair value, and are subsequently measured at amortized cost, using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings is recognized over the term of the borrowings.

Convertible Subordinated Notes

Convertible Subordinated Notes are regarded as compound instruments, consisting of a liability component and an equity component. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible debt. The difference between the proceeds of issue of the convertible subordinated notes and the fair value assigned to the liability component, representing the embedded option for the holder to convert the loan note into equity of the Company, is included in equity (capital reserves). Issue costs are apportioned between the liability and equity components of the convertible subordinated notes based on their relative carrying amounts at the date of issue. The portion relating to the equity component is charged directly to equity. The interest expense on the liability component is calculated by applying the prevailing market interest rate for similar non-convertible debt to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible loan note.

Trade payables
Trade payables are initially measured at fair value, and are subsequently measured at amortized cost, using the effective interest rate method.

Equity instruments
Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.
Derivative financial instruments and hedge accounting

The Company's activities expose it primarily to the financial risks of changes in foreign exchange rates and interest rates. The Company principally uses foreign exchange options and forward contracts for the management of foreign currency risks and interest rate swaps to align the interest typical terms of interest bearing assets with the interest typical terms of interest bearing liabilities.

The use of financial derivatives is governed by the Company's policies approved by the board of directors, which provide written principles on the use of financial derivatives consistent with the Company's risk management strategy. The Company does not use derivative financial instruments for trading purposes.

On the date the derivative contract is entered into, ASML designates the derivative as either a hedge of the fair value of a recognized asset or liability in non-functional currencies ("fair value" hedge), or a hedge of cash flows related to sales transactions or purchase transactions in non-functional currencies ("cash flow" hedge), or a hedge of the foreign currency exposure of a net investment in a foreign operation. ASML formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. ASML also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, ASML discontinues hedge accounting prospectively.

Changes in the fair value of a derivative that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk are recorded in the statement of operations. Changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income, until underlying hedged transaction is recognized in the statement of operations.

In the event that the underlying hedge transaction does not occur, or it becomes probable that it will not occur, the gain or loss on the related cash flow hedge is immediately released from accumulated other comprehensive income and included in the statement of operations. Changes in the hedge of the foreign currency exposure of a net investment in a foreign operation are recorded in other comprehensive income.

Interest rate swaps that are being used to hedge changes in the variability of future interest receipts are designated as cash flow hedges. The critical terms of the hedging instruments are the same as those for the underlying assets. Accordingly, all changes in fair value of these derivative instruments are recorded as other comprehensive income. The accumulated changes in fair value of the derivatives are intended to offset changes in future interest cash flows on the assets.

The maximum length of time of cash flow hedges is the time elapsed from the moment the exposure is generated until the actual settlement.

Interest rate swaps that are being used to hedge the fair value of fixed loan coupons payable are designated as fair value hedges. The change in fair value is intended to offset the change in the fair value of the underlying fixed loan coupons, which is recorded accordingly.

The Company records any ineffective portion of foreign currency hedging instruments in sales or cost of sales in the statement of operations. Ineffectiveness of hedging instruments had a positive impact of EUR 0.3 million and EUR 0 million in 2004 and 2005, respectively.

The ineffective portion of interest rate swaps is recorded in interest income (expense). The Company did not have benefits or costs due to ineffectiveness of interest rate swaps in 2004 and 2005.
Inventories

Inventories are stated at the lower of cost (first-in, first-out method) and net realizable value. Cost includes net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Internally-generated intangible assets - research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred. IFRS requires capitalization of development expenditures provided if, and only if, certain criteria can be demonstrated. ASML's balance sheet as of January 1, 2004 and December 31, 2004, do not include any capitalization of development expenditures due to the fact that ASML's administrative system was not implemented in such a manner that these criteria could be met. During the second half of 2004, ASML made changes to its administrative systems in order to be able to comply with IFRS as from January 1, 2005 onwards. As such, ASML has included capitalization of development expenditures that meet the capitalization criteria from January 1, 2005 onwards.

An internally-generated intangible asset arising from the Company's development is recognized only if the Company can demonstrate all of the following conditions:
•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	its intention to complete the intangible asset and use or sell it;
•	its ability to use or sell the intangible asset;
•	it is probable that the asset created will generate future economic benefits;
•	the availability of adequate technical, financial and other resources to complete the development and how to use or sell the intangible asset; and
•

the development cost of the asset can be measured reliably. For certain development programs, it is currently not possible to separate development activities from research activities (approximately EUR 40 million for the year 2005). Consequently, ASML is not able to reliably determine the amount of development expenditures incurred for these programs.

Internally-generated intangible assets are amortized on a straight-line basis over their estimated useful lives. Where no internally-generated intangible asset can be recognized, development expenditure is charged to profit or loss in the period in which it is incurred.

Government grants are recognized in the statement of operations over the periods necessary to match them with the related costs and are deducted in reporting the related expense.

Intellectual property rights
Intellectual property rights are valued at cost and are amortized on a straight-line basis over the term of the rights ranging from 3 to 10 years.
Impairment of tangible and intangible assets excluding goodwill

At each balance sheet date, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease. Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. In the case of leasehold improvements, the estimated useful lives of the related assets do not exceed the remaining term of the corresponding lease. The following table presents the assigned economic lives of ASML's property, plant and equipment:

Category	Assigned economic life
Buildings and constructions	5 - 40 years
Machinery and equipment	2 - 5 years
Office furniture/fixtures	3 - 5 years
Leasehold improvements	5 - 10 years

Certain internal and external costs associated with the purchase and/or development of internally used software are capitalized when both the preliminary project stage is completed and management has authorized further funding for the project, which it has deemed probable to be completed and to be used for the intended function. These costs are amortized on a straight-line basis over the period of related benefit, which ranges primarily from two to five years.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Revenue Recognition

ASML recognizes revenue when all of the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller's price to buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment and the revenue from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a "Factory Acceptance Test" in ASML's clean room facilities, effectively replicating the operating conditions that will be present on the customer's site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system's performance is re-tested upon installation at the customer's site, ASML has never failed to successfully complete installation of a system at a customer premises.

Commencing at the end of 2000, ASML departed from its standard revenue recognition policy in connection with the introduction of its TWINSCAN family of lithography systems. Although each TWINSCAN system successfully completed a Factory Acceptance Test prior to shipment, management considered the TWINSCAN to constitute "new" technology for which it did not have sufficient evidence to conclude that (i) installation at the customer site would occur consistently within a pre-determined time period comparable to ASML's other systems; and (ii) upon installation, the system would perform within the specifications for which customer sign-off had been obtained in the pre-shipment Factory Acceptance Test. Consequently, ASML initially deferred all revenue with respect to each TWINSCAN system until installation and acceptance of the system at the customer's premises had been completed. By the end of 2002, however, ASML had successfully shipped and installed a total of 70 TWINSCAN systems, which provided management with sufficient evidence to conclude that installation of TWINSCAN systems would occur consistently within a predetermined time period and that the performance of these systems would not reasonably be different from that exhibited in the pre-shipment Factory Acceptance Test. As a result, at the end of 2002, ASML commenced recognizing revenues from TWINSCAN systems upon shipment. Therefore, no revenue was deferred pending installation of a TWINSCAN system (or any other AWL system) after 2002.

As ASML's systems are based largely on two product platforms that permit incremental, modular upgrades, the introduction of genuinely "new" technology occurs infrequently, and has occurred on only one occasion since 2000. ASML anticipates that, in connection with future introductions of new technology, it will initially defer revenue recognition until completion of installation and acceptance of the new technology at customer premises. This deferral would continue until ASML could conclude that installation of the technology in question would occur consistently within a predetermined time period and that the performance of the new technology would not reasonably be different from that exhibited in the pre-shipment Factory Acceptance Test. Any such deferral of revenues, however, could have a material effect on ASML's results of operations for the fiscal period in which the deferral occurred and on the succeeding fiscal period.

ASML has no significant repurchase commitments in its sales terms and conditions. From time to time, however, the Company repurchases systems that it has manufactured and sold and, following refurbishment, resells those systems to other customers. This repurchase decision is driven by market demand expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The Company considers reasonable offers from any vendor, including customers, to repurchase used systems so that it can refurbish, resell and install these systems as part of its normal business operations. Once repurchased, the repurchase price of the used system is recorded in work-in-process inventory during the period it is being refurbished, following which the refurbished system is reflected in finished products inventory until it is sold to the customer.

For arrangements containing multiple elements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of the deferred elements. The fair value of installation services provided to customers is initially deferred and is recognized when the installation is completed. The fair value is determined based upon the prices that ASML charges for installation and comparable services (such as relocating a system to another customer site) on a stand-alone basis, which are subject to normal price negotiations. Prices that ASML charges on a stand-alone basis are also in line with prices charged by other vendors, although the number of third party installers is decreasing.

Sales from service contracts are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract.

ASML offers customers discounts in the normal course of sales negotiations. These discounts are directly deducted from the gross sales price at the moment of revenue recognition. These discounts do not relate to future purchases or trade-ins with the exception of volume discounts. From time to time, ASML offers volume discounts to a limited number of customers. These discounts depend on the number of systems shipped per calendar year. The related amount is recorded as a reduction in revenue at time of shipment. Generally, there are no other credits or adjustments recognized at shipment. From time to time, ASML offers free or discounted products or services in connection with a current revenue transaction, which are earned by the customer at a future date only if the customer completes a specified cumulative level of revenue transactions. As the value of these free product or services is insignificant in relation to the value of the transactions necessary to earn these free products or services, a liability is recorded for the estimated cost of the free products or services.

Accounting for Shipping and Handling Fees and Costs
ASML bills the customer for, and recognizes as revenue, any charges for shipping and handling costs. The related costs are recognized as cost of sales.

Cost of sales

Costs of system sales comprise direct product costs such as materials, labor, cost of warranty, depreciation, shipping and handling costs and related overhead costs. ASML accrues for the estimated cost of the warranty on its systems, which includes the cost of labor and parts necessary to repair systems during the warranty period. The amounts recorded in the warranty accrual are estimated based on actual historical expenses incurred and on estimated probable future expenses related to current sales. Actual warranty costs are charged against the accrued warranty reserve. Costs of service sales comprise direct service costs such as materials, labor, depreciation and overhead costs.

Income taxes
Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Contingencies and litigation

As of December 31, 2005 and 2004, ASML was party to various legal proceedings generally incidental to its business, as disclosed in Note 18 to the consolidated statements. In connection with these proceedings and claims, ASML's management evaluated, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss could be reasonably estimated. In each case, management determined that either a loss was not probable or was not reasonably estimable. As a result, no estimated losses were recorded as a charge to its statement of operations. Significant subjective judgments were required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal and administrative proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond ASML's control, most notably the uncertainty associated with predicting decisions by courts and administrative agencies. In addition, estimates of the potential costs associated with legal and administrative settlement offers by claimants may bear little or no relation to the eventual outcome. Finally, in any particular proceeding, ASML may agree to settle or to terminate a claim or proceeding in which it believes it would ultimately prevail where it believes that doing so, when taken together with other relevant commercial considerations, is more cost-effective than engaging in an expensive and protracted litigation, the outcome of which is uncertain.

Share-based payments

The Company issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period. Fair value is measured using the Black-Scholes pricing model. The expected life used in the model is determined, based on management's historical experience. The risk-free interest rate used in the model is determined, based on a Euro government bond with a life equal to the expected life of the equity-settled share-based payments.

Retirement benefit costs

Payments to defined contribution retirement benefit plans are charged as an expense as they fall due. ASML accounts for its multi-employer defined benefit plan as if it were a defined contribution plan as the pension union managing the plan is not able to provide ASML with sufficient information to enable ASML to account for the plan as a defined benefit plan.

4. Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the process of applying the Company's accounting policies, which are described in Note 3, management has made some judgments that have the most significant effect on the amounts recognized in the financial statements. These include also key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Revenue recognition
We refer to Note 3 Summary of Significant Accounting Policies - Revenue recognition.
Warranty

We provide standard warranty coverage on our systems for 12 months, providing labor and parts necessary to repair systems during the warranty period. The estimated warranty costs are accounted for by accruing these costs for each system upon recognition of the system sale. The estimated warranty cost is based on historical product performance and field expenses. Based upon historical service records, we calculate the charge of average service hours and parts per system to determine the estimated warranty charge. We update these estimated charges periodically. The actual product performance and/or field expense profiles may differ, and in those cases we adjust our warranty reserves accordingly. Future warranty expenses may exceed our estimates, which could lead to an increase in our cost of sales.

Evaluation of long-lived assets for impairment and costs associated with exit or disposal activities

We evaluate our long-lived assets, including internally-generated intangible assets and intellectual property, for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. If an impairment test is warranted, we assess whether the undiscounted cash flows expected to be generated by our long-lived assets exceed their carrying value. If this assessment indicates that the long-lived assets are impaired, the assets are written down to their fair value. These assessments are based on our judgment, which includes the estimate of future cash flows from long-lived assets and the estimate of the fair value of an asset if it is impaired. In determining impairments of long-lived assets, we must make judgments and estimates to determine whether the cash flows generated updated with the latest available projections of the semiconductor market evolution, our sales expectations and our costs evaluation, and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the outcome of the plans and estimates used may differ, and future adverse changes in market conditions, may require impairment of certain long-lived assets. During 2005, we recorded impairment charges of EUR 13.5 million relating to machinery and equipment and internally-generated intangible assets as the carrying amounts of these assets were not recoverable, of which EUR 1.7 million is recorded in research and development expenses and EUR 11.8 million in cost of sales. In addition, during 2005, we recorded a charge of approximately EUR 1.9 million relating to the fact that we ceased using certain of our facilities in Tempe, United States. The facility exit charges included estimated future obligations for non-cancelable lease payments (net of estimated sublease income of EUR 1.4 million that could be reasonably obtained for these facilities).

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Inventory provisions are made for slow moving, obsolete or unsaleable inventory and are reviewed on a quarterly basis. Our methodology involves matching our on-hand and on-order inventory with our manufacturing forecast. In determining inventory provisions we evaluate inventory in excess of our forecasted needs on both technological and economical criteria and take appropriate provisions to reflect the risk of obsolescence. This methodology is significantly affected by our forecasted needs for inventory. If actual demand or usage were to be lower than estimated, additional inventory provisions for excess or obsolete inventory may be required, which could have a material adverse effect on our business, financial condition and results of operations. See Note 9 to our consolidated financial statements.

Trade Receivables

A majority of ASML's trade receivables are derived from sales to large multinational semiconductor manufacturers throughout the world. In order to monitor potential credit losses, ASML performs ongoing credit evaluations of its customers' financial condition. An allowance for doubtful accounts is maintained for potential credit losses based upon management's assessment of the expected collectibility of all accounts receivable. The allowance for doubtful accounts is reviewed periodically to assess the adequacy of the allowance. We take into consideration (i) any circumstances of which we are aware regarding a customer's inability to meet its financial obligations; and (ii) our judgments as to potential prevailing economic conditions in the industry and their potential impact on the Company's customers. Where we deem it prudent to do so, we may require some form of credit enhancement, such as a letter of credit or bank guarantee, before shipping systems to a customer that presents a credit risk. ASML has not incurred any material accounts receivable credit losses during the past three years. However, we sell a substantial number of systems to a limited number of customers. ASML's three largest customers accounted for 49 percent of accounts receivable at December 31, 2005, compared to 38 percent at December 31, 2004. An unanticipated business failure of one of ASML's main customers could result in a substantial credit loss in respect to amounts owed to the Company by that customer, which could adversely affect ASML's results of operations and financial condition. See Note 24 to our consolidated financial statements.

Contingencies and litigation
We refer to Note 3 Summary of Significant Accounting Policies - Contingencies and litigation.
Income tax

We operate in various tax jurisdictions in the United States, Europe and Asia and must comply with the tax laws of each of these jurisdictions. We use the asset and liability method in recognized for the tax effect of incurred net operating losses and for tax consequences attributable to differences between the balance sheet carrying amounts of existing assets and liabilities and their respective tax bases. If it is probable that the carrying amounts of deferred tax assets will not be realized, a valuation allowance will be recorded to reduce the carrying amounts of those assets.

In 2005, we assessed our ability to realize our deferred tax assets resulting from net operating loss carry-forwards. The total amount of loss carry-forwards as of December 31, 2005 was EUR 370 million, which resides completely with ASML US Inc. We believe that it is probable that all losses will be offset by future taxable income before the Company's ability to utilize those losses expires. This analysis takes into account the Company's projected future taxable income from operations, possible tax planning alternatives available to the Company, and a realignment of group assets that the Company effected during the period 2001 through 2003 that included the transfer of certain tangible and intangible assets of ASML US Inc. to ASML Netherlands B.V. The value of the assets transferred is expected to result in additional income to ASML US, Inc., which we believe will, probably, be sufficient to absorb the net operating losses that ASML US Inc. has incurred, prior to the expiry of those losses. In order to determine with certainty the tax consequences and value of this asset transfer, in 2002 ASML requested a bilateral advance pricing agreement ("APA") from the U.S. and Netherlands tax authorities. Since December 2002, management has held numerous meetings with representatives of those authorities. The most recent meeting with the U.S. and Netherlands tax authorities took place in December 2005. Based on these meetings, and feedback from both these authorities, ASML is confident that ASML's APA request will be successful. The specific timing for completion of the APA remains in the control of those tax authorities. See Note 19 to our consolidated financial statements.

5. Discontinued Operations	On December 18, 2002 ASML announced the proposed sale of its Thermal business and the termination of its manufacturing activities in the Track business.
	As of December 31, 2005, ASML has completed the discontinuation of the Track business and the divesture of the Thermal business.
	Summarized assets and assumed liabilities from discontinued operations are as follows:

	As of December 31	2004	2005
	(in thousands)	EUR	EUR
	Assets
	Tangible fixed assets	2,695	0
	Total Assets	2,695

	Liabilities
	Accrued liabilities	4,713	0
	Total Liabilities	4,713	0

	ASML organizes its financing activity at the corporate level and does not allocate funding to individual net assets identified as assets from discontinued operations.
6. Restructuring	Restructuring Plan 2001

On October 16, 2001, as a consequence of the downturn in the semiconductor industry, ASML announced cost reductions and a restructuring plan ("Restructuring plan 2001") which resulted in the consolidation of manufacturing facilities and discontinuance of certain product lines related to SVG that overlapped with products of ASML. As of December 31, 2005, this plan has been fully effectuated.

Restructuring Plan 2003

The worldwide slowdown in the semiconductor industry continued into 2003 and, on July 16, 2003, ASML announced further workforce reductions of approximately 550 positions worldwide, of which the majority was planned for the Netherlands ("Restructuring plan 2003"). During 2003, ASML recorded a provision of EUR 15.3 million as an ongoing benefit arrangement. The amount of the provision was based upon the severance arrangements as agreed with our Works Council in the Netherlands for the workforce reductions included in ASML's Restructuring Plan 2002. The estimated initial annual cost savings were EUR 47 million. ASML's Board of Management and ASML's Dutch Works Council then commenced a joint study on implementing these workforce reductions in the Netherlands, which delayed the reductions until the beginning of 2004. Thereafter, in response to a sharp improvement in market conditions during 2004, the Company decreased the reductions to approximately 300 positions worldwide, of which 150 were contract employees with limited rights upon termination. As a result, ASML recorded a restructuring credit of EUR 12.1 million, EUR 3.8 million of which was recorded in cost of sales and EUR 8.3 million of which was recorded under restructuring expenses. The Company's payments associated with these workforce reductions were EUR 2.5 million in 2004 and ASML's initially anticipated cost savings were reduced to approximately EUR 24 million. Also during 2003, ASML recorded restructuring costs of approximately EUR 6.8 million relating to the consolidation of its office and warehouse facilities at the headquarters in Veldhoven. During 2004, ASML recorded adjustments to the related restructuring provision due to postponed commencement dates of sublease agreements and higher exit costs than originally estimated. This resulted in an additional charge of EUR 3.5 million, EUR 1.1 million of which was recorded in cost of sales and EUR 2.5 million of which was recorded under restructuring charges. The Restructuring plan 2003 did not impact any processes or products. As of December 31, 2005, this plan has been substantially effectuated.

Tabular Disclosures of Restructuring
The restructuring charges and adjustments are recorded in ASML's statements of operations either in cost of sales or in restructuring charges, as summarized in the following table:

Year ended December 31	2004	2005
(in thousands)	EUR	EUR
Cost of sales	(2,694)	0
Restructuring Charges	(5,862)	0
Total	(8,556)	0

The following table summarizes, per restricturing plan, the movement in the restructuring provision for the years ended December 31, 2005 and 2005:

Restructuring plan announced in	2001	2003	Total
(in thousands)	EUR	EUR	EUR
Balance as of January 1, 2004	2,794	19,771	22,565
Utilization of the year	(2,323)	(7,774)	(10,097)
Adjustments	0	(8,556)	(8,556)
Effect of foreign currency translation	114	0	114
Balance as of December 31, 2004	585	3,441	4,026
Utilization of the year	(637)	(1,122)	(1,759)
Effect of foreign currency translation	52	0	52
Balance as of December 31, 2005	0	2,319	2,319

The following table summarizes, per category, the movement in the restructuring provision for the years ended December 31, 2004 and 2005:
Category	Purchase commitments	Building closure costs	Severance payments	Total
(in thousands)	EUR	EUR	EUR	EUR
Balance as of January 1, 2004	878	6,416	15,271	22,565
Utilization of the year	(914)	(6,705)	(2,478	(10,097)
Adjustments	0	3,546	(12,102)	(8,556)
Effect of foreign currency translation	36	78	0	114
Balance as of December 31, 2004	0	3,335	691	4,026
Utilization of the year	0	(1,289)	(470)	(1,759)
Effect of foreign currency translation	0	52	0	52
Balance as of December 31, 2005	0	2,098	221	2,319

ASML's net cash outflows in 2004 and 2005 for exit plans were EUR 10.1 million and EUR 1.8 million, respectively.
7. Cash and Cash Equivalents

Cash at December 31, 2005 includes short-term deposits for the amount of EUR 1,667 million (2004: EUR 979 million), commercial papers for an amount of EUR 129 million (2004: EUR 115 million), investments in liquidity funds for an amount of EUR 76 million (2004: EUR 103 million) and interest-bearing bank accounts for an amount of EUR 33 million (2004: EUR 31 million). No further restrictions on usage of cash and cash equivalents exist. The carrying amount of these assets approximates their fair value.

8. Accounts Receivable	Accounts receivable consist of the following:

As of December 31	2004	2005
(in thousands)	EUR	EUR
Gross accounts receivable	507,970	306,847
Allowance to doubtful debts	(4,817)	(4,275)
Net accounts receivable	503,153	302,572

A summary of activity in the allowance for doubtful debt:

Other current assets consist of the following:

	As of December 31	2004	2005
	(in thousands)	EUR	EUR
	Balance at beginning of year	(6,196)	(4,817)
	Utilization of the provision	4,464	2,413
	Addition of the year[1]	(3,085)	(1,871)
	Balance at end of year	(4,817)	(4,275)
	[1] Addition of the year is recorded in cost of sales

	The Company considers that the carrying amount of accounts receivables approximate their fair value.
9. Inventories	Inventories consist of the following:

	As of December 31	2004	2005
	(in thousands)	EUR	EUR
	Raw materials	180,936	163,817
	Work-in-progress	416,480	482,801
	Finished products	283,338	246,74
	Total inventories, gross	880,754	893,392

	Allowance for obsolescence and/or lower net realized value	(163,066)	(116,192)
	Total inventories, net	717,688	777,200

	A summary of activity in the allowance for obsolescence is as follows:

	Year ended December 31	2004	2005
	(in thousands)	EUR	EUR
	Balance at beginning of year	(213,622)	(163,066)
	Addition of the year[1]	(34,336)	(11,811)
	Effect of exchange rates	5,280	(8,461)
	Utilization of the provision	79,612	67,148
	Balance at end of year	(163,066)	(116,192)
	[1] Addition of the year is recorded in cost of sales.

	The decrease in allowance for obsolescence mainly reflects actual scrapping of obsolete inventory and increased focus on supply chain and inventory control management.
10. Other Assets	Other non-current assets consist of the following:

	As of December 31	2004	2005
	(in thousands)	EUR	EUR
	Compensation plans assets[1]	7,672	9,605
	Subordinated loan granted to lessor in respect of Veldhoven headquarters[2]	5,445	5,445
	Loan to Micronic[3]	0	13,000
	Other	0	3,823
	Total other long-term assets	13,117	31,873
	[1] For further details on compensation plan refer to Note 16.
	[2] For further details on loan granted to lessor in respect of Veldhoven headquarters refer to Note 17.
	[3] Pursuant to a license agreement between Micronic and ASML, ASML has paid to Micronic in 2005 an amount of EUR 20 million, of which EUR 13,000 is non-current.

Other current assets consist of the following:

	As of December 31	2004	2005
	(in thousands)	EUR	EUR
	Advance payments to Zeiss	72,375	44,402
	VAT	38,464	27,047
	Loan to Micronic[1]	0	7,000
	Prepaid expenses	22,703	16,583
	Other	42,250	30,770
	Total other current assets	175,792	125,802
	[1] Pursuant to a license agreement between Micronic and ASML, ASML has paid to Micronic in 2005 an amount of EUR 20 million, of which EUR 7,000 is current.

Zeiss is the Company's sole supplier of lenses and, from time to time, receives non-interest advance payments from the Company that assist in financing Zeiss' work in progress and thereby secure lens deliveries to the Company. Amounts owed under these advance payments are repaid through lens deliveries. The Company does not maintain a loss allowance against these advances, but periodically monitors Zeiss' financial condition to confirm that no provision is necessary.

11. Intangible Assets		Development Expenditures	Intellectual Property Rights	Total
	(in thousands)	EUR	EUR	EUR
	Cost
	At 1 January 2004	0	23,574	23,574
	Additions	0	22,143	22,143
	At 1 January 2005	0	45,717	45,717
	Additions	98,484	1,378	99,862
	At 31 December 2005	98,484	47,095	145,579

	Amortization
	At January 2004	0	8,984	8,984
	Charge for the year	0	4,915	4,915
	At 1 January 2005	0	13,899	13,899
	Charge for the year	24,882[1]	8,253	33,135
	At 31 December 2005	24,882	22,152	47,034

	Carrying amount
	At 31 December 2005	73,602	24,943	98,545
	At 31 December 2004	0	31,818	31,818
	[1] Includes impairment charges of EUR 5,124.

Pursuant to agreements executed on December 10, 2004 (effective November 12, 2004), ASML, Zeiss and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included a cross-license of patents related to lithography equipment used to manufacture semiconductor devices and payments to Nikon by ASML and Zeiss. In connection with the settlement, ASML made an initial payment to Nikon of US$ 60 million (approximately EUR 49 million) in 2004, a further payment of US$ 9 million (approximately EUR 8 million) before November 12, in 2005 and is obligated to make additional payments to Nikon of US$ 9 million approximately EUR 8 million) each in 2006 and 2007. An amount of EUR 49 million pertains to past conduct was expensed as research and development expenses in ASML's statement of operations for the year ended December 31, 2004.

	The remaining value, in an amount of EUR 21 million has been capitalized under intangible assets and is amortized over a period of 5 years under cost of sales.

ASML applies IAS 38, "Intangible Assets" in accounting for development expenditures. During the second half of 2004, ASML made changes to its administrative systems in order to provide sufficient information to comply with IFRS beginning from January 1, 2005. Sufficient reliable information to account for capitalization of development expenditures under IFRS before January 1, 2005 is not available. Capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between 2 and 3 years. Amortization starts when the developed product is ready for volume production.

12. Property, Plant and Equipment	Property, plant and equipment consent of the following:

		Buildings and Constructions	Machinery and Equipment	Leasehold Improve-ments	Furniture, Fixtures And other equipment	Total
	(in thousands)	EUR	EUR	EUR	EUR	EUR
	Cost
	Balance, January 1, 2004	150,112	477,714	98,537	168,587	894,950
	Additions	4,297	39,405	10,875	34,629	89,206
	Disposals	(8,472)	(59,619)	(2,434)	(19,561)	(90,086)
	Effect of exchange rates	(5,627)	(10,801)	(328)	(1,284)	(18,040)
	Balance, December 31, 2004	140,310	446,699	106,650	182,371	876,030
	Additions	1,510	30,289	15,314	31,358	78,471
	Disposals	(24,644)	(67,064)	(666)	(10,016)	(102,390)
	Effect of exchange rates	9,775	23,900	731	3,821	38,227
	Balance, December 31, 2005	126,951	433,824	122,029	207,534	890,338

	Accumulated depreciation
	Balance, January 1, 2004	57,579	311,201	47,297	131,008	547,067
	Depreciation[1]	4,338	54,935	14,565	16,995	90,833
	Disposals	(111)	(35,564)	(826)	(17,381)	(53,882)
	Effect of exchange rates	(2,784)	(7,493)	(204)	(1,198)	(11,679)
	Balance, December 31, 2004	59,022	323,079	60,814	129,424	572,339
	Depreciation[1]	4,141	48,311	10,754	23,317	86,523
	Disposals	(16,668)	(46,682)	(221)	(8,546)	(72,117)
	Effect of exchange rates	4,892	16,795	461	2,864	25,012
	Balance, December 31, 2005	51,387	341,503	71,808	147,059	611,757

	Carrying Amount[2]
	December 31, 2004	81,288	123,620	45,836	52,947	303,691
	December 31, 2005	75,564	92,321	50,221	60,475	278,581

	[1] Includes impairment charges for machinery and equipment of EUR 8,350

[2]  Includes as of December 31, 2005 and 2004 assets under construction, respectively, for buildings and constructions of EUR 1,390 and EUR 1,336, machinery & equipment of EUR 1,855 and EUR 2,592, leasehold improvements of EUR 4,473 and EUR 5,914 and furniture, fixtures and other equipment of EUR 9,805 and EUR 18,653.

The majority of the Company’s disposals relate to machinery and equipment, primarily consisting of demonstration systems and training systems. These systems are similar to the ones ASML sells in its ordinary course of business. They are capitalized under fixed assets because they are held and, at the time they are placed in service, expected to be used for a period longer than one year. These systems are recorded at cost and depreciated over their useful life. From the moment these assets are no longer held for use but intended for sale, they are reclassified from fixed assets to inventory at the lower of their carrying value or fair market value. The cost of sales for these systems includes this value and the additional costs of refurbishing (materials and labor). When sold, the proceeds and cost of these systems are recorded as revenue and cost of sales, respectively, identical to the treatment of other sales transactions.

During 2005 and 2004, the Company recorded impairment charges of EUR 8.4 million (EUR 1.7 million in research and development expenses and EUR 6.7 million in cost of sales) and EUR 2.9 million (in cost of sales), respectively, on machinery and equipment, for which there are insufficient cash flows to support the carrying cost. The impairment charges were determined based on the difference between the assets’ estimated fair value and their carrying value.

The Company expects capital expenditures in 2006 to range between EUR 80 million and EUR 100 million (excluding capitalized development expenditures), of which the majority will be allocated to machinery and equipment, tools and to IT hardware. While we anticipate continuing capital expenditures for the purpose of upgrading and, where appropriate, incrementally expanding our facilities to accommodate new product types and technologies, we believe that our existing facilities are sufficient to accommodate the likely range of production volumes that we currently expect in the market for semiconductor manufacturing equipment for the next 2 years.

13. Accrued Liabilities and Other	Accrued liabilities and other consist of the following:
	As of December 31	2004	2005
	(in thousands)	EUR	EUR

	Deferred revenue	87,107	159,410
	Warranty	19,660	24,625
	Materials and costs to be paid	79,097	92,971
	Current portion of long term debt	7,723	468,860
	Advances from customers	141,516	99,303
	Personnel related items	83,296	82,215
	Investment credits	1,450	1,356
	Restructuring	4,026	2,319
	Other	29,956	27,070
	Total accrued liabilities and other	453,831	958,129

	Advances from customers consist of down payments made by customers prior to shipment for systems included in ASML’s current product portfolio or systems currently under development.

The Company provides standard warranty coverage on its systems for twelve months, providing labor and parts necessary to repair systems during the warranty period. The estimated warranty costs are accounted for by accruing these costs for each system upon recognition of the system sale. The estimated warranty cost is based on historical product performance, expected results from improvement programs and field expenses. Based upon historical service records, the Company calculates the charge of average service hours and parts per system to determine the estimated warranty charge and updates these estimated charges periodically. Changes in product warranty liabilities for the years 2004 and 2005 are as follows:

As of December 31 (in thousands)	2004 EUR	2005 EUR

Balance, January 1	15,496	19,660
Additions	27,357	33,435
Usage	(20,508)	(29,804)
Effect of exchange rates	(2,685)	1,334
Balance, December 31	19,660	24,625

14. Convertible Subordinated Notes and other Borrowing Arrangements

The Company’s obligations to make principal repayments under convertible subordinated notes and other borrowing arrangements as of December 31, 2005, for the next five years and thereafter, assuming no conversions of the Company’s convertible notes occur and excluding the fair value of interest rate swaps used to hedge the fair value and excluding interest expense, are as follows:

	2006	488,723
	2007	707
	2008	511
	2009	511
	2010	380,511
	Thereafter	80
	Total	871,043

	Convertible Subordinated Notes

In October 2001, ASML completed an offering of US$ 575 million principal amount of its 5.75 percent Convertible Subordinated Notes due October 15, 2006, with interest payable semi-annually on April 15 and October 15 of each year, commencing on April 15, 2002. The notes are convertible into 30,814,576 ordinary shares at US$ 18.66 (EUR 15.82) per share at any time prior to maturity. At any time on or after October 22, 2004, the notes are redeemable at the option of ASML, in whole or in part, at 100 percent of its principal amount, together with accrued interest, provided that the Company’s shares close above 130 percent of the conversion price for twenty trading days out of a thirty-day period. During 2005 none of the notes were converted into ordinary shares.

In May 2003, ASML completed an offering of EUR 380 million principal amount of its 5.50 percent Convertible Subordinated Notes due 2010, with interest payable annually on May 15 of each year, commencing on May 15, 2004. The notes are convertible into an aggregate of 26,573,426 ordinary shares at a conversion price of EUR 14.30 per share at any time prior to maturity. Unless previously converted, the notes are redeemable at 100 percent of its principal amount on May 15, 2010. The notes are redeemable at the option of ASML, in whole or in part, at any time on or after May 27, 2006, provided that ASML’s shares close above 150 percent of the conversion price for twenty trading days out of a thirty-day period.

The following table summarizes the estimated fair values of ASML’s Convertible Subordinated Notes:

As of December 31	2004 notional Amount	Fair Value	2005 notional Amount	Fair Value
(in thousands)	EUR	EUR	EUR	EUR
5.75 percent convertible notes	421,431	478,594	487,497	559,587
5.50 percent convertible notes	380,000	465,245	380,000	510,891

The fair value of the Company’s long-term debt is estimated based on the quoted market prices as of December 31, 2004 and December 31, 2005, respectively.

Under IFRS, ASML applies IAS 32 “Financial instruments: Disclosure and presentation” and IAS 39 “Financial instruments: Recognition and measurement” beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible notes. The equity component relates to the grant of a conversion option to shares to the holder of the bond. The liability component creates a financial liability that is measured at amortized cost which results in additional interest charges.

The net proceeds received from the issue of the Company’s Convertible Subordinated Notes have been split between a liability component and an equity component, representing the fair value of the embedded option to convert the liability into equity of the Company, as follows (excluding underwriting commission):

5.75 percent convertible notes
Nominal value at date of issue (October 23, 2001)	625,669
Equity component (net of deferred tax) at date of issue	(126,615)
Deferred tax liability at date of issue	(58,224)
Liability component at date of issue	440,830

Liability component at January 1, 2005	372,593
Interest charged during 2005	55,305
Interest paid during 2005	(26,409)
Effect of exchange rates during 2005	60,210

Liability component at December 31, 2005	461,699

Nominal value at December 31, 2005	487,497

5.50 percent convertible notes
Nominal value at date of issue (May 15, 2003)	380,000
Equity component (net of deferred tax) at date of issue	(57,972)
Deferred tax liability at date of issue	(26,658)
Liability component at date of issue	295,370

Liability component at January 1, 2005	313,225
Interest charged during 2005	32,369
Interest paid during 2005	(20,900)

Liability component at December 31, 2005	324,694

Nominal value at December 31, 2005	380,000

Other financial debt

In February 1997, the Company received a US$ 6.5 million (EUR 5.5 million) loan from the Connecticut Development Authority. The loan has a ten-year term, bears interest at 8.25 percent, and is secured by the Company’s U.S. facility in Wilton, Connecticut. At December 31, 2005, the Company’s outstanding debt with respect to this loan amounted to US$ 1.1 million (EUR 0.9 million).

The Company assumed three yen-denominated loans (which were granted in 1999) in connection with its merger with SVG. Approximately EUR 2.6 million (JPY 361 million) is outstanding at December 31, 2005, which loan is secured by land and buildings in Japan, is payable in monthly installments through the year 2011, bearing interest at 2.5 percent. In July 2005, the Company repaid two of the assumed loans, amounting to approximately EUR 11.8 million.

Lines of credit
At December 31, 2005, the Company had available credit facilities for a total of EUR 400 million (2004, EUR 400 million), all of which expire in November 2009.

No amounts were outstanding under these credit facilities at the end of 2005 and 2004. The credit facilities contain certain restrictive covenants, including a requirement that the Company maintains a minimum financial condition ratio, calculated in accordance with a contractually agreed formula. ASML was in compliance with these covenants at December 31, 2004 and 2005. ASML does not currently anticipate any difficulty in continuing to meet these covenant requirements.

Outstanding amounts under these credit facilities will bear interest at the European Interbank Offered Rate (EURIBOR) or the London Interbank Offered Rate (LIBOR) plus a margin that is dependent on the Company's liquidity position.

15. Derivative Financial Instruments

Market risk represents the risk of a change in the value of a financial instrument, derivative or non derivative, caused by fluctuations in currency exchange rates and interest rates. The Company addresses market risk in accordance with established policies and thereby enters into various derivative transactions. No such transactions are entered into for trading purposes.

Foreign currency management

The Company uses the euro as its invoicing currency in order to limit the exposure to foreign currency movements. Exceptions may occur on a customer by customer basis. To the extent that invoicing is done in a currency other than the euro, the Company is exposed to foreign currency risk.

It is the Company's policy to hedge material transaction exposures, such as sales transactions, forecasted cash flows from purchases and accounts receivable/accounts payable. The Company hedges these exposures through the use of foreign exchange options and forward contracts. The use of a mix of foreign exchange options and forwards is aimed at reflecting the likelihood of the transactions occurring. The effectiveness of all outstanding hedge contracts is monitored closely throughout the life of the hedges.

During the twelve months ended December 31, 2005, no gain or loss was recognized in cost of sales relating to ineffective hedges. As of December 31, 2005, EUR 9.9 million of other comprehensive income represents the total anticipated loss to be charged to sales, and EUR 1.2 million is the total anticipated gain to be released to cost of sales over the next twelve months as the forecasted revenue and purchase transactions occur.

It is the Company's policy to hedge material remeasurement exposures. These net exposures from certain monetary assets and liabilities in non-functional currencies are hedged with forward contracts.

It is the Company's policy to manage material translation exposures resulting predominantly from ASML's U.S. dollar net investments. Throughout 2004 and 2005 a proportion of ASML's USD 575 million 5.75 percent Convertible Subordinated Notes due 2006 was assigned to hedge certain of the Company's U.S. dollar net investments. The related foreign currency translation amounts (gross of taxes) included in cumulative translation adjustment for the years ended December 31, 2004 and 2005 were EUR 10.8 million gain and EUR 28.2 million loss, respectively. As from December 2005 onwards, a forward contract was assigned to hedge these U.S. dollar net investments.

Interest rate management

The Company has both assets and liabilities that bear interest, which expose the Company to fluctuations in the prevailing market rate of interest. The Company uses interest rate swaps to align the interest typical terms of interest bearing assets with the interest typical terms of interest bearing liabilities. The Company still retains residual financial statement exposure risk to the extent that the asset and liability positions do not fully offset. It is the Company's policy to enter into interest rate swaps to hedge this residual exposure. For this purpose, the Company uses interest rate swaps, both to hedge changes in market value of fixed loan coupons payable due to changes in interest rates as well as to hedge the variability of future interest receipts as a result of changes in market interest rates.

Financial instruments as of December 31, 2005

The Company uses foreign exchange derivatives to manage its currency risk and interest rate swaps to manage its interest rate risk. The following table summarizes the estimated fair values of the Company's financial instruments:

As of December 31	2004		2005
	notional Amount[2]	Fair Value	notional Amount[2]	Fair Value
(in thousands)	EUR	EUR	EUR	EUR
Forward contracts[1]	82,722	11,547	93,260	(6,508)
Currency options	78,882	8,803	(29,843)	(1,369)
Interest rate swaps	847,431	1,978	917,395	(4,896)

(Source: Bloomberg)

[1]    Includes forward contracts on U.S. dollars, Hong Kong dollars, British Pounds, Israeli Shekel, Japanese Yen, Singapore dollars and Swiss Francs.

[2]    Net amount of forward and option contracts assigned as a hedge to sales and purchase transactions, to monetary assets and liabilities and to net investments in foreign operations.

The fair value of forward contracts (used for hedging purposes) is the estimated amount that a bank would receive or pay to terminate the forward contracts at the reporting date, taking into account current interest rates, current exchange rates and the current creditworthiness of the counterparties.

The fair value of currency options (used for hedging purposes) is the estimated amount that a bank would receive or pay to terminate the option agreements at the reporting date, taking into account current interest rates, current exchange rates, volatility and the current creditworthiness of the counterparties.

The fair value of interest rate swaps (used for hedging purposes) is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the counterparties.

Credit risk

Financial instruments that potentially subject ASML to significant concentrations of credit risk consist principally of cash and cash equivalents, trade accounts receivable and derivative financial instruments used in hedging activities.

Financial instruments contain an element of risk of the counterparties being unable to meet their obligations. This financial credit risk is monitored and minimized per type of financial instrument by limiting ASML's counterparties to a sufficient number of major financial institutions and issuers of commercial paper. ASML does not expect the counterparties to default given their high credit quality.

ASML's customers consist of integrated circuit manufacturers located throughout the world. ASML performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral to secure accounts receivable, ASML maintains an allowance reserve for potentially uncollectible accounts receivable based on its assessment of the collectibility of accounts receivable. ASML regularly reviews the allowance by considering factors such as historical payment experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer's ability to pay. In addition, ASML utilizes letters of credit to mitigate credit risk when considered appropriate.

16. Employee Benefits

In February 1997, SVG adopted a non-qualified deferred compensation plan ("defined contribution plan") that allowed a select group of management and highly compensated employees and directors to defer a portion of their salary, bonus and commissions. The plan allowed SVG to credit additional amounts to participants' account balances, depending on the amount of the employee's contribution, up to a maximum of 5 percent of an employee's annual salary and bonus. In addition, interest is credited to the participants' account balances at 120 percent of the average Moody's corporate bond rate. For calendar years 2004 and 2005, participants' accounts were credited at 7.57 percent and 7.04 percent, respectively. SVG's contributions and related interest became 100 percent vested in May

2001 with the merger of SVG and ASML. During fiscal years 2004 and 2005, the expense incurred under this plan was EUR 0.4 million and EUR 0.4 million, respectively. As of December 31, 2004 and 2005, the Company's liability under the deferred compensation plan was EUR 5 million and EUR 5 million, respectively.

In July 2002, ASML adopted a non-qualified deferred compensation plan ("defined contribution plan") for its U.S. employees that allows a select group of management or highly compensated employees to defer a portion of their salary, bonus, and other benefits. The plan allows ASML to credit additional amounts to the participants' account balances. The participants invest their funds between the investments available in the plan. Participants elect to receive their funds in future periods after the earlier of their employment termination or their withdrawal election, at least 5 years after deferral. There were minor plan expenses in 2005. On December 31, 2004 and 2005, the Company's liability under the deferred compensation plan was EUR 3 million and EUR 3 million, respectively.

Pension plans

ASML maintains various pension plans covering substantially all of its employees. The Company's approximately 2,600 employees in the Netherlands participate in a multi-employer union plan ("Bedrijfstakpensioenfonds Metalektro") determined in accordance with the collective bargaining agreements effective for the industry in which ASML operates. This multi-employer plan spans approximately 1,400 companies and 145,000 workers. The plan monitors its risks on a global basis, not by company or employee, and is subject to regulation by Dutch governmental authorities. By law (the Dutch Pensions and Savings Act), a multi-employer union plan must be monitored against specific criteria, including the coverage ratio of the plan's assets to its obligations. This coverage ratio must exceed 100 percent for the total plan. Every company participating in a Dutch multi-employer union plan contributes a premium calculated as a percentage of its total pensionable salaries, with each company subject to the same percentage contribution rate. The pension rights of each employee are based upon the employee's average salary during employment. ASML accounts for its multi-employer defined benefit plan as if it were a defined contribution plan as the multi-employer union managing the plan informed ASML that:

•      its internal administrative systems are not organized to provide ASML with the required Company-specific information to enable ASML to account for the plan as a defined benefit plan; and

•      that it will not provide any data with respect to the multi-employer pension fund other than it is required to make publicly available via its annual report.

In January 2006, the multi-employer union plan issued a press release on its website stating the coverage ratio of the plan's assets to its obligations amounts to 127 percent (calculated using a 4 percent interest rate) as of December 31, 2005. ASML has been informed that its yearly contribution will not change significantly in the foreseeable future. ASML's net periodic pension cost for this multi-employer plan for any fiscal period is the amount of the required contribution for that period.

The Company's pension costs for all employees for the years ended December 31, 2004 and 2005 were:
Year ended December 31 (in thousands)	2004 EUR	2005 EUR

Pension plan based on multi-employer union plan	17,747	20,143
Pension plans based on defined contribution	8,103	7,254
Total	25,850	27,397

Bonus plan

ASML has a performance-related bonus plan for senior management, who are not members of the Board of Management. Under this plan, the bonus amount is dependant on the actual performance on corporate, departmental and personal targets. The bonus for senior management can range between 0 percent and 70 percent, or 0 percent and 40 percent of their annual salary, depending upon their seniority. The performance targets for 2005 were set per half year of which the first half year amount is paid out in the second half of 2005 and the second half year amount is expected to be paid out in the first quarter of 2006. The Company's bonus expenses for all participants under this plan were:

Year ended December 31 (in thousands)	2004 EUR	2005 EUR

Bonus expenses	7,481	8,555

The second half-year 2005 bonus is accrued for in the statement of operations for the year ended December 31, 2005 and expected to be paid in the first quarter of 2006.

A dispute arose in early 2005 between the Company and the Works Council. In January 2005, the Works Council expressed its view that the establishment of and amendments to bonus plans for management, in particular, the ASML Senior and Executive Bonus Plan (the "92+ Bonus Plan"), should be subject to the approval of the Works Council. The Company has always maintained that the Works Council does not have such a right of approval. In May 2005, the Works Council initiated legal proceedings to nullify the 92+ Bonus

Plan and to confirm its right of approval with respect to the establishment of and amendments to the 92+ Bonus Plan. On November 8, 2005, the Eindhoven Cantonal Court ruled in favor of the Works Council and confirmed the nullification of the 92+ Bonus Plan. The Company has filed an appeal of this decision with the Court of Appeal in 's-Hertogenbosch and expects a decision during the summer of 2006.

Profit-sharing plan

ASML has a profit-sharing plan covering all employees, who are not members of the Board of Management or senior management. Under the plan, eligible employees receive an annual profit-sharing bonus, based on a percentage of net income relative to sales ranging from 0 to 20 percent of annual salary. The profit-sharing percentage for the years 2004 and 2005 was of operations for the year ended December 31, 2005 for an amount of EUR 19.1 million, expected to be paid in the first quarter of 2006.

Stock options

The Company has adopted various similar stock option plans for its employees. Each year, the Board of Management determines, by category of ASML personnel, the total available number of stock options that can be granted in that year. The determination is subject to the approval of the Supervisory Board and the holders of priority shares of the Company. Options granted under ASML's stock option plans have fixed exercise prices equal to the closing price of the Company's ordinary shares on Euronext on the applicable grant dates. Granted incentive and new hire stock options vest over a three-year period with any unexercised stock options expiring ten years after the grant date. ASML's purchase stock option plans, where employees can buy options, contain terms and conditions that enable exercise within 6 weeks after the vesting period in case an employee terminates his contract during the vesting period. These stock options are not cancelled in case of termination because employees have bought these options. Consequently, the share-based payment expense relating to ASML's purchase stock option plans is fully recognized at the date of grant as the terms and conditions indicate that the options are granted for past services.

Stock option transactions are summarized as follows:
	Number of shares	Weighted average exercise price per share (EUR)

Outstanding, December 31, 2002	23,876,448	25.13
Granted	2,516,980	9.66
Exercised	(335,977)	10.98
Forfeited	(1,486,427)	21.82

Outstanding, December 31, 2003	24,571,024	24.58
Granted	2,485,782	12.35
Exercised	(875,530)	9.76
Forfeited	(561,282)	17.73

Outstanding, December 31, 2004	25,619,994	23.19
Granted	2,515,089	11.52
Exercised	(991,700)	11.68
Forfeited	(1,522,674)	15.04

Outstanding, December 31, 2005	25,620,709	23.16
Exercisable, December 31, 2005	18,251,813	28.06
Exercisable, December 31, 2004	19,568,177	26.65

Information with respect to stock options outstanding at December 31, 2005 is as follows:

Options outstanding range of exercise prices (EUR)	Number outstanding December 31, 2005	Number exercisable December 31, 2005	Weighted average remaining contractual life (years)	Weighted average exercise price of outstanding options (EUR)
5.29 - 7.94	511,988	80,568	6.37	7.37
8.17 - 12.26	8,812,416	2,152,594	7.08	11.26
12.75 - 19.13	2,592,352	2,314,698	3.29	15.60
19.45 - 29.18	4,821,922	4,821,922	2.03	20.60
29.65 - 44.48	4,987,538	4,987,538	1.09	34.38
45.02 - 67.53	3,894,493	3,894,493	6.07	46.02
Total	25,620,709	18,251,813	4.41	23.16

The estimated weighted average fair value of options granted during 2004 and 2005 was EUR 7.35 and EUR 6.61. The Company recognized total share-based payment expenses (net of taxes) of EUR 9.4 million (2004: EUR 8.5 million) related to stock options.

These fair values were calculated using the Black-Scholes option pricing model. The inputs into the model were as follows:

	Year ended December 31	2004	2005
	Expected volatility	68.3	65.6
	Expected life (in years)	5	5
	Risk free interest rate	3.65%	3.10%
	Expected dividend yield	0	0

	Financing of stock option plans

Stock option plans that were issued before 2001 were constructed with a virtual financing arrangement in compliance with the applicable laws and after obtaining the necessary corporate approvals, whereby ASML loaned the tax value of the options granted to employees and members of the Board of Management (being Messrs. Van den Brink and Wennink - each EUR 380,835) subject to the Netherlands tax-regime. The interest-free loans issued under this arrangement are repayable to ASML on the exercise date of the respective option, provided that the option is actually exercised. If the options expire unexercised, the loans are forgiven. ASML's Supervisory Board approved the Stock Option Plans 2000 at the time, including the loans, as these were part of the Stock Option Plan.

17. Commitments, Contingencies and Guarantees

The Company has various contractual obligations, some of which are required to be recorded as liabilities in the Company's consolidated financial statements, including long- and short-term debt. Others, namely operating lease commitments and purchase obligations, are generally not required to be recognized as liabilities on the Company's balance sheet but are required to be disclosed.

	Lease Commitments
	The Company leases equipment and buildings under various operating leases, Operating leases are charged to expense on a straight-line basis. See Tabular Disclosure of Contractual Obligations below.

In 2003, ASML moved to its current Veldhoven headquarters. The Company is leasing these headquarters for a period of 15 years from an entity (the "lessor") that was incorporated by a syndicate of 3 banks ("shareholders") solely for the purpose of leasing this building. The lessor's shareholders equity amounts to EUR 1.9 million. Furthermore the shareholders each granted a loan of EUR 11.6 million and a fourth bank granted a loan of EUR 12.3 million. ASML provided the lessor with a subordinated loan of EUR 5.4 million and has a purchase option that is exercisable either at the end of the lease in 2018, at a pre-determined price of EUR 24.5 million, or during the lease at the book value of the assets. The total assets of the lessor entity amounted to approximately EUR 54 million at inception of the lease. The total equity investment at risk is approximately 3.6 percent of the lessor's total assets and is not considered and cannot be demonstrated, qualitatively or quantitatively, to be sufficient to permit the lessor to finance its activities without additional subordinated financial support provided by any parties, including the shareholders. ASML determined that it is not appropriate to consolidate the lessor entity as it is not the primary beneficiary. To make this determination, the expected losses and expected residual returns of the lessor were allocated to each variable interest holder based on their contractual right to absorb expected losses and residual returns. The analysis of expected losses and expected residual returns involved determining the expected negative and positive variability in the fair value of the lessor's net assets exclusive of variable interests through various cash flow scenarios based upon the expected market value of the lessor's net assets. Based on this analysis, ASML determined that other shareholders will absorb the majority of the lessor's expected losses, and as a result, ASML is not the primary beneficiary. ASML's maximum exposure to the lessor's expected losses is estimated to be approximately EUR 5.4 million.

Purchase Obligations

The Company enters into purchase commitments with vendors in the ordinary course of business to ensure a smooth and continuous supply chain for key components. Purchase obligations include medium to long-term purchase agreements. These contracts differ and may include certain restrictive clauses. Any identified losses that result from purchase commitments that are forfeited are provided for in the Company's financial statements. As of December 31, 2005, the Company had purchase commitments for a total amount of approximately EUR 676 million, reflecting its backlog level at the end of 2005. In its negotiations with suppliers the Company continuously seeks to align its purchase commitments with its business objectives. See Tabular Disclosure of Contractual Obligations below.

Other Off-Balance Sheet Arrangements

The Company has certain additional commitments and contingencies that are not recorded on our balance sheet but may result in future cash requirements. In addition to operating lease commitments and purchase obligations, these off-balance sheet arrangements consist of product warranties.

From time to time the Company provides guarantees to third parties in connection with transactions entered into by its subsidiaries in the ordinary course of business.

	Tabular Disclosure of Contractual Obligations
	The Company's contractual obligations with respect to long term debt, operating lease obligations, purchase obligations and other liabilities as of December 31, 2005 can be summarized as follows:
		Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in thousands)	EUR	EUR	EUR	EUR	EUR

	Long Term Debt, including interest expense[1]	1,003,796	537,764	43,101	422,851	80
	Operating Lease Obligations	213,878	33,032	53,657	39,707	87,482
	Purchase Obligations	676,007	672,424	3,583	0	0
	Other Liabilities[2]	18,341	7,630	10,711	0	0
	Total Contractual Obligations	1,912,022	1,250,850	111,052	462,558	87,562

	1 We refer to Note 14 for the amounts excluding interest expense.
	[2] Other liabilities relate mainly to the additional payments to Nikon due in 2006 and 2007 with respect to a cross-license of patents related to lithography equipment.
	Operating lease obligations include leases of equipment and facilities. Rental expense was EUR 48 million and EUR 47 million for the years ended December 31, 2004 and 2005, respectively.

	Several operating leases for our buildings contain purchase options, exercisable at the option of the Company at the end of the lease, and in some cases, during the term of the lease.

	The amounts to be paid if ASML should exercise these purchase options at the end of the lease can be summarized as of December 31, 2005 as follows:
		Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in thousands)	EUR	EUR	EUR	EUR	EUR
	Purchase options	61,363	0	3,358	2,269	55,736

18. Legal Contingencies

ASML is party to various legal proceedings generally incidental to its business. Since late 2001, ASML was a party to a series of litigation and administrative proceedings in which Nikon alleges ASML's infringement of Nikon patents relating to photolithography. Pursuant to agreements executed on December 10, 2004 (effective November 12, 2004), ASML and Nikon settled these claims as discussed below. ASML also faces exposure from other actual or potential claims and legal proceedings. In addition, ASML customers may be subject to claims of infringement from third parties alleging that the ASML equipment used by those customers in the manufacture of semiconductor products, and/or the methods relating to use of the ASML equipment, infringes one or more patents issued to those third parties. If these claims were successful, ASML could be required to indemnify such customers for some or all of any losses incurred or damages assessed against them as a result of that infringement.

The Company accrues for legal costs related to litigation in its statement of operations at the time when the related legal services are actually provided to ASML.

Patent litigation with Nikon

From 2001 through late 2004, ASML was a party to a series of civil litigations and administrative proceedings in which Nikon alleged ASML's infringement of Nikon patents relating to photolithography. ASML in turn filed claims against Nikon.

Pursuant to agreements executed on December 10, 2004 (effective November 12, 2004), ASML, Zeiss and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an agreement to dismiss all pending patent litigation between the companies, an exchange of releases, a cross-license of patents related to lithography equipment used to manufacture semiconductor devices and payments to Nikon by ASML and Zeiss. In connection with the settlement, ASML made an initial payment to Nikon of US$ 60 million (approximately EUR 49 million) in 2004, a further required payment of US$ 9 million (approximately EUR 8 million) before November 12, 2005, and is obligated to make additional payments to Nikon of US$ 9 million each in 2006 and 2007. Zeiss made an initial payment to Nikon of US$ 40 million (approximately EUR 32 million) in 2004, a further required payment of US$ 6 million (approximately EUR 4 million) in 2005, and is required to make additional payments to Nikon of US$ 6 million in each of 2006 and 2007.

Ultratech case U.S.

In May 2000, Ultratech Stepper, Inc. ("Ultratech") filed a lawsuit against ASML that is proceeding in the United States District Court for the Northern District of California. Ultratech alleges that ASML is infringing Ultratech's rights under a United States patent in connection with its manufacture and commercialization in the U.S. of advanced photolithography equipment embodying technology that, in particular, is used in Step & Scan equipment. Ultratech's complaint seeks injunctive relief prohibiting future sales and damages for past sales of this equipment. Ultratech may also seek prejudgment interest. Ultratech's complaint also seeks enhanced damages based on alleged willful infringement. If the jury finds that ASML willfully infringed the patent, the court has the discretion to award three times the damages.

In August 2002, the Court granted ASML's motion for summary judgment of non-infringement, after which Ultratech appealed this judgment to the United States Court of Appeals for the Federal Circuit. On March 30, 2004, the Federal Circuit reversed the District Court's grant of summary judgment and remanded the case to the District Court for determination of infringement under the Federal Circuit's new construction of one of the terms of the asserted patent.

Ultratech's patent infringement claims were tried before a jury in Oakland, California, in May and June of 2005. On June 21, 2005 the jury unanimously determined that each of the claims of Ultratech's patent that Ultratech asserted against ASML was invalid, and thus ASML was not liable for patent infringement, notwithstanding the jury's finding that each of these claims was infringed by ASML and certain of its customers. The Court entered judgment in favor of ASML following receipt of the jury verdict.

Ultratech has filed motions with the Court seeking to overturn the jury's finding that the asserted claims of its patent are invalid or, in the alternative, seeking a new trial. ASML has also filed motions seeking to overturn the jury's finding that the asserted claims of Ultratech's patent are infringed by ASML, and to establish additional bases for the invalidity of the asserted claims of Ultratech's patent. The Court has not yet ruled on any of these motions. In the event the Court overturns the jury's finding that the asserted claims of Ultratech's patent are invalid, that the Court orders a new trial and ASML is found to infringe valid claims of Ultratech's patent in the new trial, or that an appellate court overturns the jury's verdict in favor of ASML on appeal, it could result in a damages award and substantially restrict or prohibit ASML's sales in the United States, which in turn could have a material adverse effect on the Company's financial position and results of operations.

19. Income Taxes	The amounts below include tax effects that arose from the Company's discontinued operations but that reside and will remain with ASML group companies on a continuing basis.
	The components of income before income taxes are as follows:

	Year ended December 31 (in thousands)	2004 EUR	2005 EUR

	Domestic	208,001	266,606
	Foreign	146,050	193,945
	Total	354,051	460,551

The Netherlands domestic statutory tax rate amounted 31.5 percent in 2005 and 34.5 percent in 2004.

ASML's provision for income taxes as included in the consolidated statements of operations consists of the following:

Year ended December 31 (in thousands)	2004 EUR	2005 EUR

Current
Domestic	1,318	2,216
Foreign	6,375	4,517

Deferred
Domestic	95,773	68,446
Foreign	23,634	52,546

Total	127,100	127,725
Deferred tax assets (liabilities) consist of the following:

As of December 31 (in thousands)	2004 EUR	2005 EUR

Tax effect carry-forward losses	184,448	134,220
Inventories	22,830	13,167
Temporary depreciation investments	(133,262)	(50,781)
Other temporary differences	(19,232)	(62,388)

Total	54,784	34,218

The main components of the deferred tax position related to inventories are deferred tax on eliminated intercompany profit in inventories (EUR 23.0 million), temporary differences on timing of inventory provisions (EUR 22.4 million) and temporary differences on inventory valuation (EUR (32.2) million).

Temporary differences on timing of inventory provisions result from tax laws that defer deduction for an inventory provision until the moment the related inventory is actually disposed of or scrapped, rather than when the provision is recorded for accounting purposes. Temporary differences on inventory valuation result from tax laws that allow the allocation of direct cost rather than full cost to work-in-progress and finished product inventories, while the difference between direct costs and full costs are currently tax deductible.

Deferred tax assets (liabilities) are classified in the consolidated financial statements as follows:

As of December 31 (in thousands)	2004 EUR	2005 EUR

Deferred tax assets - non-current	256,833	282,833
Deferred tax liabilities - non-current	(202,049)	(248,615)

Total	54,784	34,218

Deferred tax assets result predominantly from net operating loss carry-forwards incurred mainly in the U.S. and the Netherlands. Net operating losses qualified as tax losses under Dutch tax laws incurred by Netherlands group companies can in general be offset for an indefinite period against future taxable profits. Net operating losses qualified as tax losses under U.S. federal tax laws incurred by U.S. group companies can in general be offset against future profits realized in the 20 years following the year in which the losses are incurred. The Company's ability to carry forward its U.S. federal tax losses in existence at December 31, 2005 will expire in the period 2021 through 2023. Net operating losses qualified as tax losses under U.S. state tax laws incurred by U.S. group companies can in general be offset against future profits realized in the 5 to 20 years following the year in which the losses are incurred. The period of net operating loss carry forward for U.S. state tax purposes depends on the state in which the tax loss arose. The Company's ability to carry forward U.S. state tax losses in existence at December 31, 2005 will expire in the period 2006 through 2023. The total amount of losses carried forward as of December 31, 2005 is EUR 370 million tax basis or EUR 134 million tax effect, which resides completely with ASML US Inc. Based on its analysis, management believes that it is probable that all U.S. qualified tax losses will be offset by future taxable income before the Company's ability to utilize those losses expires. This analysis takes into account the Company's projected future taxable income from operations, possible tax planning alternatives available to the Company, and a realignment of group assets that the Company effected during the period 2001 through 2003 and that included the transfer of certain tangible and intangible assets of ASML US Inc. to ASML Netherlands B.V. The value of the assets transferred results in an additional income stream to ASML US, Inc. The Company's management believes it is probable that this income stream is sufficient to absorb the net operating losses that ASML US Inc. has incurred, prior to the expiry of those losses. In order to determine with certainty the tax consequences and value of this asset transfer, in 2002 ASML requested a bilateral advance pricing agreement ("APA") from the US and Netherlands tax authorities. Since December 2002, ASML's management has held numerous meetings with representatives of those authorities. The most recent meeting with the U.S. and Netherlands tax authorities took place in December 2005. Based on these meetings, and feedback from both these authorities, ASML is confident that ASML's APA request will be successful. The specific timing for completion of the APA remains in the control of those tax authorities.

Pursuant to Netherlands tax laws, ASML has temporarily depreciated part of its investment in its U.S. group companies. This depreciation has been deducted from the taxable base in The Netherlands. The depreciation resulted in a temporary tax refund of EUR 152 million. This temporary depreciation must be added back on a straight-line basis to the taxable base in the period 2006 through 2010. As of December 31, 2005, the remaining net tax effect of this repayment obligation amounted to EUR 131 million, of which EUR 51 million is recorded as a long-term deferred tax liability and EUR 80 million as a current tax liability in the Company's financial statements.

ASML is subject to tax audits in the various tax jurisdictions it operates in. During such audits, local tax authorities may challenge the positions taken by ASML. Although the outcome of these audits is uncertain, management believes that its positions are defensible.

20. Subsidiaries	Details of the Company's material subsidiaries at December 31, 2005 are as follows:
	Legal Entity	Country of Incorporation
100% owned subsidiaries of ASML Holding N.V.:
	ASML Netherlands B.V.	Netherlands (Veldhoven)
	ASML Finance B.V.	Netherlands (Veldhoven)
	ASML MaskTools B.V.	Netherlands (Veldhoven)
	ASML Germany GmbH	Germany (Dresden)
	ASML France S.a.r.l.	France (Montbonnot)
	ASML (UK) Ltd.	UK (Paisley Scotland)
	ASML Israel (2001) Ltd.	Israel (Ramat-Gan)
	ASML Ireland Ltd.	Ireland (Dublin)
	ASML Italy S.r.l.	Italy (Avezzano)
	ASML Hong Kong Ltd.	Hong Kong SAR
	ASML Singapore Pte. Ltd.	Singapore
	ASML Korea Co. Ltd.	Korea (Kyunggi-Do)
	ASML Japan Co. Ltd.	Japan (Kawasaki-shi, Kanagawa-Ken)
	ASML Shanghai International Trading Co. Ltd.	China/Shanghai Free Trade Zone
	ASML (Tianjin) Co. Ltd.	China (Tianjin)
	ASML Taiwan Ltd.	Republic of China (Hsinchu)
	ASML Equipment Malaysia Sdn. Bhd.	Malaysia (Penang)
	ASML US, Inc.	US (Delaware)

100% owned subsidiaries of ASML US, Inc.:
	ASML Capital US, Inc.	US (Delaware)
	ASML MaskTools Inc.	US (Delaware)
	ASML Ventures 1, Inc.	US (Delaware)

100% owned subsidiaries of ASML Hong Kong Ltd.:
	ASML Macau Commercial Offshore Ltd.	Macau

21. Segment Disclosure	ASML operates in one reportable segment for the development, manufacture, servicing of lithography equipment.

Since the beginning of 2005, ASML's management reporting includes net system sales figures of its product lines: 300 millimeter new systems, 200 millimeter new systems and used systems. Net sales for these product lines in 2005 were as follows:

	Year ended December 31 (in thousands)		2005 EUR
	300 millimeter new systems		1,932,976
	200 millimeter new systems		179,228
	used systems		115,474
	Total net system sales		2,227,678

For geographical reporting, net sales are attributed to the geographic location in which the customers' facilities are located. Assets and capital expenditures are attributed to the geographic location in which they are located. Net sales, assets and capital expenditures by geographic region were as follows:

	Year ended December 31	Net sales	Assets	Capital Expenditures
	(in thousands)	EUR	EUR	EUR
	2004
	Korea	472,112	11,460	1,832
	Taiwan	658,765	19,344	1,074
	Rest of Asia	534,039	706,709	13,518
	Europe	304,051	2,039,730	82,377
	United States	496,410	455,674	12,548
	Total	2,465,377	3,232,917	111,349

	2005
	Korea	877,681	12,839	1,155
	Taiwan	457,942	14,013	261
	Rest of Asia	368,301	769,274	1,440
	Europe	217,944	2,558,114	145,622
	United States	607,099	447,775	29,855
	Total	2,528,967	3,802,015	178,333

In 2005, sales to one customer accounted for EUR 609 million or 24 percent of net sales. In 2004, sales to one customer accounted for EUR 434 million, or 18 percent of net sales. ASML's three largest customers accounted for 49 percent of accounts receivable at December 31, 2005, compared to 38 percent at December 31, 2004.

22. Personnel	Personnel expenses (excluding share-based payment expenses — see Note 16 Employee Benefits) for all employees were:
	Year ended December 31	2004		2005
	(in thousands)	EUR		EUR
	Wages and salaries	345,026		347,956
	Social security expenses	24,517		27,423
	Pension and retirement expenses	25,850		27,397
	Total	395,393		402,776

The average number of employees during 2004 and 2005 was 5,038 and 5,055, respectively (excluding non-payroll employees). In addition, we had approximately 1,000 temporary employees as of December 31, 2005. We rely on our ability to vary the number of temporary employees to respond to fluctuating market demand for our products.

	The total number of personnel employed per sector was:
	As of December 31	2004	2005
	Research and development	1,401	1,337
	Goodsflow	1,207	1,215
	Customer Support	1,818	1,872
	General	509	497
	Sales	136	134
	Total number of employees	5,071	5,055

	In 2004 and 2005, a total of 2,584 and 2,582 employees (excluding non-payroll employees) were employed in the Netherlands.

23. Board of Management and Supervisory Board Remuneration

Board of Management

The remuneration of the members of the Board of Management is determined by the Supervisory Board on the advice of the Remuneration Committee of the Supervisory Board. The 2004 remuneration policy was approved by the General Meeting of Shareholders of March 18, 2004. ASML's aim with the remuneration policy is to continue to attract, reward and retain qualified and seasoned industry professionals in an international labor market. The remuneration structure and levels are determined by referencing to the appropriate local top executive pay market practices by benchmarking positions on the basis of job size. The total remuneration consists of base salary, a short-term performance cash bonus and performance stock options, long-term performance stock and benefits. As per January 1, 2005 all members of the Board of Management, being Messrs. Wennink, van den Brink and Chavoustie transferred to the 2004 Remuneration Policy. Mr. Meurice's remuneration package was already in line with this policy.

Base salary, short-term performance cash bonus

The remuneration (excluding share-based payment expenses — see Note 16 Employee Benefits and information below on performance stock options and performance stock) in euros of the members of the Board of Management was as follows:

	Year ended December 31	2004	2005
		EUR	EUR
	Salaries	2,176,085	1,793,692
	Bonuses[l]	1,305,651	872,154
	Pension cost	486,045	211,990
	Other benefits	827,574[3]	216,882[2]
	Total	4,795,355	3,094,718

[1] The statement of operations for the year ended December 31, 2004 include an accrual for short-term performance cash bonuses of EUR 1,305,651, which is paid in the first quarter of the following year to the Board of Management. As per December 31, 2005 the statement of operations for the year 2005 includes the actual short-term performance cash bonus earned over the year 2005, which will be payable in the first quarter of 2006.

[2] Other benefits include housing costs, company cars, social security costs and disability insurance.

[3] Other benefits include housing costs, company cars, social security costs, disability insurance and expenses totaling EUR 589,845 pursuant to an agreement with Mr. McIntosh in connection with retirement from the Board of Management.

The 2005 remuneration (excluding share-based payment expenses — see Note 16 Employee Benefits and information below on performance stock options and performance stock) in euros of the individual members of the Board of Management was as follows:

	Received Base Salary	Earned Cash Bonus[1]	Other benefits[2]	Total
	EUR	EUR	EUR	EUR
E. Meurice[3]	630,000	306,600	89,260	1,025,860
P.T.F.M. Wennink	353,100	171,607	43,877	568,584
M.A. van den Brink	441,375	214,508	40,788	696,671
D.P. Chavoustie[4]	369,217	179,439	42,957	591,613

[1] The statement of operations for the year ended December 31, 2005 includes the actual short-term performance cash bonus earned over the year 2005, which will be payable in the first quarter of 2006.

[2] Other benefits include housing costs, company cars, social security costs and disability insurance.

[3] Salary increase per July 1, 2005 from EUR 600,000 to EUR 660,000.

[4] Salary figures are translated from USD into EUR using the exchange rate in effect on December 31, 2005 of USD 1.00 = EUR 0.84782.

ASML has an annual short-term performance bonus plan for the Board of Management. Under this plan, the annual performance bonus will range between 0 percent and 50 percent of base salary, under the 2004 Remuneration Policy as adopted by the AGM on March 18, 2004. Under this plan the ultimate bonus amount is dependent on the actual achievement of corporate targets. These targets are market share and financial and operational performance parameters relating to return on invested capital parameters.

The 2005 vested pension benefit[1] (in euro) of individual members of the Board of Management was as follows:
E. Meurice	61,807
P.T.F.M. Wennink	35,882
M.A. van den Brink	45,151
D.P. Chavoustie[2]	69,150

[1] Since the pension arrangement for members of the Board of Management is a defined contribution plan, the Company does not have further pension obligations beyond the annual premium contribution.

[2] Salary figures are translated from USD into EUR using the exchange rate in effect on December 31, 2005 of USD 1.00 EUR 0.84782.

Performance Stock Options Details of options held by members of the Board of Management to purchase ordinary shares of ASML Holding N.V. are set forth below:

	Jan. 1, 2005	Granted during 2005	Exercised during 2005	Dec. 31, 2005	Exercise price	Share price on exercise date	Expiration date
E. Meurice	125,000	-	-	125,000	10.62	-	15-10-2014
		12,500		12,500	11.52		21-01-2015

P.T.F.M. Wennink	31,500		-	31,500	58.00	-	20-01-2012
	15,660		-	15,660	40.40	-	22-01-2007
	50,000		-	50,000	29.92	-	22-01-2007
	20,960		-	20,960	22.12	-	20-07-2007
	20,000		-	20,000	20.28	-	21-01-2008
	20,000		-	20,000	7.02	-	22-04-2013
	20,000		-	20,000	14.23	-	23-04-2014

M.A. van den Brink	31,500		-	31,500	58.00	-	20-01-2012
	19,860		-	19,860	40.40	-	22-01-2007
	26,560		-	26,560	22.12	-	20-07-2007
	20,000		-	20,000	20.28	-	21-01-2008
	20,000		-	20,000	7.02	-	22-04-2013
	20,000		-	20,000	14.23	-	23-04-2014

D.P. Chavoustie	60,000		30,000	0	14.17	14.40	20-10-2005
	30,000		30,000	0	8.47	14.50	20-10-2005
	46,800		46,800	0	12.08	14.50	20-10-2005
	67,500		-	67,500	45.91	-	20-01-2012
	25,500		-	25,500	29.92	-	22-01-2007
	30,240		-	30,240	22.12	-	20-07-2007
	20,000		-	20,000	20.28	-	21-01-2008
	20,000		-	20,000	7.02	-	22-04-2013
	20,000		-	20,000	14.23		23-04-2014

The share-based payment expenses recorded in the statement of operations (for stock option grants to the Board of Management after November 7, 2002 as the Company has elected not to apply IFRS 2 on share-based payments that were granted on or before November 7, 2002) for the year ended December 31, 2005 and 2004 amount to EUR 0.6 million and EUR 0.3 million, respectively.

Mr. Wennink, Mr. van den Brink and Mr. Chavoustie have deposited their stock options with an independent fund manager who has authority to exercise these options and dispose of the underlying shares without instructions from, or consultation with, the respective member of the Board of Management.

Conditional Performance Stock Options

Members of the Board of Management are eligible to a maximum conditional performance stock option grant, under the conditions set forth in the 2004 Remuneration Policy, with a value equal to 25 percent of their base salary. The number of performance stock options in relation to this amount is determined on the day of publication of the 2004 annual results (in 2005). The value on the basis of the binomial method equals Euro 2.65 per performance stock option. The ultimately awarded number of performance stock options is determined upon achievement of the 2005 target.

Number of performance stock options which will be awarded in 2006 for 2005 actual achievement
E. Meurice P.T.F.M. Wennink M.A. van den Brink D.P. Chavoustie	57,770 32,379 40,473 33,857

Mr. Meurice, being under the new remuneration policy at the time of conditional grant in 2004, was eligible to a maximum conditional performance stock option grant under the conditions set forth in the remuneration policy with a value equal to Euro 37,500. The maximum number of performance stock options in relation to this amount was determined on the day of publication of the 2004 annual results. The maximum number of performance stock options that could be granted equaled 12,500 with a fair value of Euro 3.00. The targets set were fully met. Therefore 12,500 options became unconditional as per January 1, 2005.

Conditional Performance Stock

Members of the Board of Management are eligible to a maximum conditional performance stock award, under the conditions set forth in the 2004 Remuneration Policy, with a value equal to 25 percent of their base salary. The maximum number of performance stock in relation to this amount is determined on the day of publication of the 2004 annual results (in 2005). The fair value on the basis of the Cox Ross Rubinstein method equals Euro 4.26 per performance stock. The ultimately awarded number of performance stock will be determined over a 3-year period upon achievement of targets set in 2005. These targets are financial and operational performance parameters relating to return on invested capital parameters. The Company accounted for this stock award performance plan as a variable plan. The share-based payment expenses recorded in the statement of operations for the year ended December 31, 2005 amounts to EUR 0.4 million. The Company's shareholder's equity reflects an increase to paid-in-capital as compensation expense is recognized.

Maximum number of performance stock to be awarded in 2008
E. Meurice P.T.F.M. Wennink M.A. van den Brink D.P. Chavoustie	36,972 20,721 25,902 21,668

Supervisory Board

The annual remuneration for Supervisory Board members covers the period from one annual General Meeting of Shareholders to the next one. This annual remuneration is paid out over the past period after the annual General Meeting of Shareholders.

At our annual General Meeting of Shareholders held on March 25, 2003, our shareholders adopted a new remuneration package for Supervisory Board members. The annual remuneration for individual members is EUR 25,000 and for the Chairman EUR 40,000. Additionally, the membership of committees of the Supervisory Board is compensated by an amount of EUR 10,000 per Committee. At our annual General Meeting of Shareholders held on March 24, 2005, our shareholders adopted an additional remuneration package of EUR 5,000 for the Chairman of the audit committee and EUR 10,000 for the US Supervisory Board Member.

During 2004 and 2005, ASML paid out the following amounts to the individual members of the Supervisory Board (in euro):
Year ended December 31	2004 EUR	2005 EUR
H. Bodt	60,000	70,000
P.H. Grassmann[2]	25,000	25,000
S. Bergsma[l]	45,000	0
J.A. Dekker	35,000	45,000
M.J. Attardo[2]	35,000	35,000
J.W.B. Westerburgen	35,000	45,000
F. Fröhlich[3]	0	35,000
A. van der Poel[3]	0	25,000

[1]   Membership ended March 18, 2004.

[2]   As of December 31, 2004, Mr. Attardo owns 19,290 options on shares of the Company. During 2004, Mr. Attardo exercised 15,432 options on shares of the Company. As of December 31, 2004 and 2005, Mr. Grassmann owns 3,000 shares of the Company.

3    Membership started March 18, 2004.

In the first half of 2006, ASML expects to pay the following amounts to the individual members of the Supervisory Board (in euro):
H. Bodt		70,000
P.H. Grassmann		35,000
J.A. Dekker		45,000
OB Bilous[1]		45,000
J.W.B. Westerburgen		45,000
F. Fröhlich		40,000
A. van der Poel		45,000
H.C.J. van den Burg[1]		35,000
[1] Membership started March 25, 2005.

Members of the Board of Management and/or Supervisory Board are free to acquire or dispose of ASML shares or options for their own account, provided they comply with the ASML Insider Trading Rules and the Rules of Procedure of the Supervisory Board. Those securities are not part of members' remuneration from the Company and are therefore not included.

Insurance and Indemnification

Members of the Board of Management and Supervisory Board, as well as certain senior management members, are insured under the ASML's Directors and Officers Insurance Policy. Although the insurance policy provides for a wide coverage, our directors and officers may occur additional uninsured liabilities. ASML has indemnified the members of its Board of Management and Supervisory Board against financial losses that are a direct result of their tasks as members of the Board of Management and Supervisory Board, provided that such claim is not attributable to willful misconduct or intentional recklessness of such member of the Board of Management or Supervisory Board.

24. Vulnerability Due to Certain Concentrations

ASML relies on outside vendors to manufacture the components and subassemblies used in its systems, each of which is obtained from a sole supplier or a limited number of suppliers. ASML's reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over pricing and timely delivery of these subassemblies and components. In particular, the number of systems ASML has been able to produce has occasionally been limited by the production capacity of Zeiss. Zeiss is currently ASML's sole external supplier of lenses and other critical optical components and is capable of producing these lenses only in limited numbers and only through the use of its manufacturing and testing facility in Oberkochen and Wetzlar, Germany.

ASML sells a substantial number of lithography systems to a limited number of customers. In 2005, sales to one customer accounted for EUR 609 million or 24 percent of net sales. In 2004, sales to one customer accounted for EUR 434 million, or 18 percent of net sales. As a result of the limited number of customers, credit risk on receivables is concentrated. ASML's three largest customers accounted for 49 percent of accounts receivable at December 31, 2005, compared to 38 percent at December 31, 2004. Business failure of one of ASML's main customers may result in adverse effects on its business, financial condition and results of operations.

25. Capital Stock	Share capital ASML's authorized share capital consists of ordinary shares, cumulative preference shares and priority shares. Currently, only ordinary shares and priority shares are issued.

Our Board of Management has the power to issue shares if and to the extent the Board of Management has been authorized to do so by the General Meeting of Shareholders (whether by means of a resolution or by an amendment to our Articles of Association). However, the Supervisory Board and the Meeting of Priority Shareholders must approve any issuance of shares.

Ordinary shares

At our annual General Meeting of Shareholders, held on March 24, 2005, the Board of Management was not granted the authorization to issue shares and/or rights thereto. At our annual General Meeting of Shareholders to be held on March 23, 2006, our shareholders will be asked to authorize the Board of Management (subject to the approval of the Supervisory Board) to issue shares and/or rights thereto through September 23, 2007, representing up to a maximum of 10 percent of our issued share capital as of the date of authorization (March 23, 2006), plus an additional 10 percent of our issued share capital as of the date of authorization (March 23, 2006) that may be issued in connection with mergers and acquisitions.

Holders of our ordinary shares have a pro rata preemptive right of subscription to any issuance of ordinary shares for cash, which right may be limited or eliminated. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (whether by means of a resolution or by an amendment to our Articles of Association), the Board of Management has the power, with the approval of the Supervisory Board and the Meeting of Priority Shareholders, to limit or eliminate the preemptive rights of holders of ordinary shares. A designation may be renewed. At our annual General Meeting of Shareholders, held on March 24, 2005, the Board of Management was not granted the authorization, subject to the aforementioned approvals, to limit or eliminate preemptive rights of holders of ordinary shares. At our annual General Meeting of Shareholders to be held on March 23, 2006, our shareholders will be asked to grant this authority through September 23, 2007. At this annual General Meeting of Shareholders, the shareholders will be asked to approve the stock and option plans for our Board of Management and for our employees separately. Furthermore, at this annual General Meeting of Shareholders, the shareholders will be asked to grant authority to the Board of Management to issue shares or options separately. These authorizations will each be granted for a period of 18 months.

The Company may repurchase its issued ordinary shares at any time, subject to compliance with the requirements of Netherlands law and provided the aggregate nominal value of the ordinary shares held by ASML or a subsidiary at any time amounts to no more than one-tenth of our issued share capital. Any such purchases are subject to the approval of the Supervisory Board and the authorization (whether by means of a resolution or by an amendment to our Articles of Association) of shareholders at our General Meeting of Shareholders, which authorization may not be for more than 18 months. The Board of Management is currently authorized, subject to Supervisory Board approval, to repurchase through September 24, 2006 up to a maximum of 10 percent of our issued share capital as of the date of authorization (March 24, 2005) at a price between the nominal value of the ordinary shares purchased and 110 percent of the market price of these securities on Euronext Amsterdam or Nasdaq. At our annual General Meeting of Shareholders to be held on March 23, 2006, our shareholders will be asked to extend this authority through September 23, 2007.

Cumulative preference shares

In 1998, the Company granted to the preference share foundation, "Stichting Preferente Aandelen ASML" (the "Foundation") an option to acquire cumulative preference shares in the capital of the Company (the "Preference Share Option"). This option was amended and extended in 2003. The object of the Foundation is to protect the interests of the Company and the enterprises maintained by it. The cumulative preference shares have the same voting rights as ordinary shares but are entitled to dividends on a preferential basis at a percentage based on EURIBOR plus 2 percent.

The Preference Share Option gives the Foundation the right to acquire a number of cumulative preference shares equal to the number of ordinary shares outstanding at the time of exercise of the Preference Share Option for a subscription price equal to their EUR 0.02 nominal value. Only one-fourth of this subscription price is payable at the time of initial issuance of the cumulative preference shares. The cumulative preference shares may be cancelled and repaid by the Company upon the authorization by the General Meeting of Shareholders of a proposal to do so by the Board of Management approved by the Supervisory Board and the Meeting of Priority Shareholders. Exercise of the Preference Share Option would effectively dilute the voting power of the ordinary shares then outstanding by one-half. The practical effect of any such exercise could be to prevent attempts by third parties to acquire control of the Company.

Declaration of Independence

The Board of Directors of the Foundation and the Board of Management of the Company together declare that the Foundation is independent of the Company as defined in article A. of "Bijlage X bij het Fondsenreglement van Euronext Amsterdam." The Board of the Foundation comprises three voting members from the Netherlands business and academic communities, Mr. R.E. Selman, Mr. F.H.M. Grapperhaus and Mr. M.W. den Boogert, and one non-voting member, the Chairman of the Company's Supervisory Board, Mr. H. Bodt.

Priority shares

A number of special powers have been conferred to the Meeting of Priority Shareholders under the Articles of Association. Such special powers relate, amongst others, to changes to the issued capital, amendment of the Articles of Association and dissolution of the Company. All outstanding priority shares are held by "Stichting Prioriteitsaandelen ASML Holding N.V." (the "Priority Foundation"), a foundation having a self-elected board that must consist solely of members of the Company's Supervisory Board and Board of Management.

As of December 31, 2005, the board members of the Priority Foundation were: • Eric Meurice • Peter T.F.M. Wennink • Henk Bodt • Jos W.B. Westerburgen • Jan A. Dekker

An overview of the other positions held by the above persons can be obtained at the Company's office. In the joint opinion of the Company and the foregoing members of the board of the Priority Foundation, the composition of the board conforms with Annex X to the Euronext Rulebook, Book II, Article C.10 of the Listing and Issuing Rules of the Euronext Amsterdam. Article C.10 states that the issuer shall ensure that not more than half of the priority shares are held by managing directors of the issuer or, where the priority shares are held by a legal entity, that no more than half of the number of votes to be exercised in meetings of the foundation in which decisions are made about the exercise of the voting rights of the priority shares, can be exercised, directly or indirectly, by persons who are also managing directors of the issuer.

On January 18, 2006, ASML announced its decision to cancel all issued priority shares and to dissolve the "Stichting Prioriteitsaandelen ASML Holding N.V.". The cancellation of the. priority shares requires an amendment to ASML's Articles of Association. The proposal for such amendment will be put on the agenda for the Annual General Meeting of Shareholders scheduled on March 23, 2006.

The priority shares are not entitled to dividends but have a preferred right over all other outstanding ordinary shares on the return of their nominal value in the case of winding up the Company. Certain significant corporate decisions and transactions of the Company require the approval of the holders of priority shares. These decisions and transactions include, but are not limited to, amendment of the Articles of Association, winding up of the Company, issuance of shares, limitation of pre-emptive rights and repurchase and cancellation of shares.

Issue and repurchase of Shares

The Board of Management of the Company has the power to issue ordinary shares and cumulative preference shares if and in so far as the Board of Management has been authorized to do so by the General Meeting of Shareholders (whether by means of an authorizing resolution or by an amendment to the Company's Articles of Association). The Board of Management requires the approval, however, of the Supervisory Board and the Meeting of the Priority Shareholders for such an issue.

Shareholders have a pro rata pre-emptive right of subscription to any ordinary share issue for cash, which right may be limited or eliminated. Shareholders have no pro rata pre-emptive subscription right with respect to any ordinary shares issued for a contribution other than cash. If designated for this purpose by the General Meeting of Shareholders, the Board of Management has the power, with the approval by the Supervisory Board and the Meeting of Priority Shareholders, to limit or eliminate such rights.

The Company may repurchase ordinary shares, subject to compliance with certain legal requirements. Any such purchases are subject to the approval of the Supervisory Board and the authorization of the General Meeting of Shareholders, which authorization may not be for more than 18 months.

26. Dividends	ASML has no current intention to pay dividends on its ordinary shares.

27. Differences between IFRS and U.S. GAAP

The ASML consolidated financial statements prepared in accordance with IFRS differ from the ASML consolidated financial statements prepared in accordance with U.S. GAAP. The principal differences are discussed below.

Year ended December 31	2004	2005
(in thousands)	EUR	EUR
Net income under U.S. GAAP	235,460	311,464
Share-based Payments	(8,509)	(9,435)
Capitalization of development expenditures	0	51,814
Convertible Subordinated Notes	0	(21,017)
Net income under IFRS	226,951	332,826

As of December 31	2004	2005
(in thousands)	EUR	EUR
Shareholders' equity under U.S. GAAP	1,391,602	1,711,837
Share-based Payments	1,179	2,100
Capitalization of development expenditures	0	51,814
Convertible Subordinated Notes	0	55,220
Shareholders' equity under IFRS	1,392,781	1,820,971

Share-based Payments

Under IFRS, ASML applies IFRS 2, "Share-based payments" beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options granted to its employees after November 7, 2002.

Under U.S. GAAP, ASML accounts for stock option plans using the intrinsic value method in accordance with APB 25 "Accounting for stock issued to employees" and provides pro forma disclosure of the impact of the fair value method on net income and earnings per share in accordance with SFAS No. 123 "Accounting for stock based compensation".

Capitalization of development expenditures

Under IFRS, ASML applies IAS 38, "Intangible Assets". During the second half of 2004, ASML made changes to its administrative systems in order to provide sufficient information to comply with IFRS beginning from January 1, 2005. Sufficient reliable information to account for capitalization of development expenditures under IFRS before January 1, 2005 is not available. Under IAS 38, capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between 2 and 3 years. Amortization starts when the developed product is ready for volume production.

Under U.S. GAAP, ASML applies SFAS No. 2, "Accounting for Research and Development Costs". In accordance with SFAS No. 2, ASML charges costs relating to research and development to operating expense as incurred.

Convertible Subordinated Notes

Under IFRS, ASML applies IAS 32 "Financial instruments: Disclosure and presentation" and IAS 39 "Financial instruments: Recognition and measurement" beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible notes. The equity component relates to the grant of a conversion option to shares to the holder of the bond. The liability component creates a financial liability that is measured at amortized cost which results in additional interest charges.

Under U.S. GAAP, ASML accounts for its convertible notes as a liability at the principal amount outstanding.

Company Financial

Statements

124  Company Balance Sheets as of December 31, 2004 and 2005

124  Abbreviated Company Statements of Operations for the years ended December 31, 2004 and 2005

125  Notes to the Company Financial Statements

127  Other Information

128  Auditors' Report

Company Balance Sheets

(After appropriation of net result for the year)

As of December 31	2004	2005
(in thousands)	EUR	EUR
Assets
Cash and cash equivalents	473,452	407,841
Amounts due from subsidiaries	742,148	1,002,568
Current tax asset	139	0
Other current assets	32,086	16,476
Total current assets	1,247,825	1,426,885

Deferred tax asset	21,250	52,461
Investments in subsidiaries	1,124,636	1,445,952
Other assets	12,026	0
Total non-current assets	1,157,912	1,498,413

Total assets	2,405,737	2,925,298

Liabilities and shareholders' equity
Current tax liability	0	85,809
Accrued liabilities and other	10,133	477,550
Total current liabilities	10,133	563,359

Deferred tax liabilities	200,013	220,384
Convertible subordinated debt	802,810	320,584
Total long term liabilities	1,002,823	540,968

Cumulative Preference Shares, EUR 0.02 nominal value;
900,000,000 shares authorized;
none outstanding at December 31, 2004 and 2005	0	0
Priority Shares, EUR 0.02 nominal value;
23,100 shares authorized, issued and
outstanding at December 31, 2004 and 2005	1	1
Ordinary Shares, EUR 0.02 nominal value; 900,000,000
shares authorized; 483,676,483 shares issued and
outstanding at December 31, 2004 and
484,670,183 at December 31, 2005	9,674	9,693
Share premium	1,143,977	1,360,507
Retained earnings	288,237	439,113
Legal reserves	0	73,602
Accumulated currency translation and other	(49,108)	(61,945)
Total shareholders' equity	1,392,781	1,820,971

Total liabilities and shareholders' equity	1,405,737	2,925,298

Abbreviated Company Statements of Operations

Year ended December 31	2004	2005
(in thousands)	EUR	EUR
Net income from subsidiaries	261,331	392,095
Loss after taxes	(34,380)	(59,269)
Net income	226,951	332,826

	Notes to the Company Financial Statements

1. General Information	The description of the company's activities and the Company structure, as included in the Notes to the consolidated financial statements, also apply to the company-only financial statements.

In accordance with article 2:362 Part 8 of the Netherlands Civil Code, ASML has prepared its company financial statements in accordance with accounting principles generally accepted in the Netherlands applying the accounting principles as adopted in the consolidated financial statements. Investments in subsidiaries are stated at net asset value as the Company effectively exercises influence of significance over the operational and financial activities of these investments. The net asset value is determined on the basis of the IFRS accounting principles applied by the Company in its consolidated financial statements.

	In accordance with article 402 Part 9 Book 2 of the Netherlands Civil Code the Company statements of operations is presented in abbreviated form.

2. Summary of Significant Accounting Policies

Significant accounting policies

The accounting policies used in the preparation of the company financial statements is the same as those used in the preparation of the consolidated financial statements (in accordance with article 2:362 Part 8 of the Netherlands Civil Code). We refer to the Notes to the consolidated financial statements. In addition to those accounting policies, the following accounting policy applies to the Company financial statements.

Financial Fixed Assets

Investments in subsidiaries are stated at net asset value as the Company effectively exercises influence of significance over the operational and financial activities of these investments. The net asset value is determined on the basis of the accounting principles applied by the Company.

3. Changes in Investments in Subsidiaries	Changes in investments in subsidiaries during 2005 were as follows:
	Investments in subsidiaries
	(in thousands)	EUR
	Balance, January 1	1,124,636
	Reductions	(2,102)
	Dividends received	(79,129)
	Net result from subsidiaries	392,095
	Effect of exchange rates	10,452
	Balance, December 31	1,445,952

4. Statement of Shareholders' Equity		Priority shares	Ordinary shares	Share premium	Retained Earnings	Legal reserve	Accumulated currency translation and other	Total
	(in thousands)	EUR	EUR	EUR	EUR	EUR	EUR	EUR
	Balance at January 1, 2004	1	9,650	1,115,503	61,286	-	(43,990)	1,142,450
	Issuance of Shares	-	24	20,007	-	-	-	20,031
	Translation loss[1]	-	-	-	-	-	(5,118)	(5,118)
	Share-based payments	-	-	8,467	-	-	-	8,467
	Net income	-	-	-	226,951	-	-	226,951
	Balance at December 31, 2004	1	9,674	1,143,977	288,237	-	(49,108)	1,392,781
	Equity component Convertible notes	-	-	184,586	(108,348)	-	-	76,238
	Adjusted balance at January 1, 2005	1	9,674	1,328,563	179,889	-	(49,108)	1,469,019
	Issuance of Shares	-	19	15,809	-	-	-	15,828
	Translation income[1]	-	-	-	-	-	(12,837)	(12,837)
	Share-based payments	-	-	16,135	-	-	-	16,135
	Development expenditures	-	-	-	(73,602)	73,602	-	-
	Net income	-	-	-	332,826	-	-	332,826
	December 31, 2005	1	9,693	1,360,507	439,113	73,602	(61,945)	1,820,971
	[1] Net of taxes

Ordinary shares consist of 900,000,000 authorized ordinary shares of which 484,670,183 shares are issued and outstanding at December 31, 2005. The shares have a par value of EUR 0.02 each. Cumulative preference shares consist of 900,000,000 authorized preference shares of which none are issued and outstanding at December 31, 2005. The shares have a par value of EUR 0.02 each. Priority shares consist of 23,100 authorized priority shares of which 23,100 shares are issued and outstanding at December 31, 2005. The shares have a par value of EUR 0.02 each. On January 18, 2006, ASML announced its decision to cancel all issued priority shares and to dissolve the "Stichting Prioriteitsaandelen ASML Holding N.V.". The cancellation of the priority shares requires an amendment to ASML's Articles of Association. The proposal for such amendment will be put on the agenda for the Annual General Meeting of Shareholders scheduled on March 23, 2006.

5. Commitments and Contingencies

General guarantees as defined in Book 2, Section 403 of The Netherlands Civil Code have been given by ASML Holding N.V. on behalf of the following subsidiaries of the Company in The Netherlands: ASML Netherlands B.V., ASML Finance B.V., ASML MaskTools B.V. and ASML Subholding B.V. The liabilities of these companies to third parties amount to EUR 513 million (2004: EUR 516 million).

Signing of the Statutory Financial Statements	Veldhoven, The Netherlands January 27, 2006 Prepared by The Board of Management: Eric Meurice Peter T.F.M. Wennink Martin A. van den Brink

Other Information

The additional information below includes a brief summary of the most significant provisions of the Articles of Association of the Company. We also refer to Notes 25 and 26, as included in the Notes to the consolidated financial statements.

Adoption of Financial Statements	The Board of Management will submit the Company's Statutory Annual Report, together with a certificate of the auditor in respect thereof, to the General Meeting of Shareholders for adoption.

Statements Appropriation and Determination of Profits

Dividends may be payable out of annual profit shown in the Financial Statements of the Company as adopted by the General Meeting of Shareholders of the Company, after payment first of (accumulated) dividends on any outstanding cumulative preference shares. At its discretion, however, subject to statutory provisions, the Board of Management may, with the prior approval of the Supervisory Board and the Meeting of Priority Shareholders, distribute one or more interim dividends on the ordinary shares before the Financial Statements for any financial year have been approved by the General Meeting of Shareholders. The Board of Management, with the approval of the Supervisory Board, may decide that all or part of the Company's profits should be retained and not be made available for distribution to shareholders, except for dividends on the cumulative preference shares. Those profits that are not retained may be distributed to shareholders pursuant to a shareholders' resolution, provided that the distribution does not reduce shareholders' equity below the amount of reserves required by Netherlands law. Existing reserves that are distributable in accordance with Netherlands law may be made available to the General Meeting of Shareholders for distribution upon a proposal by the Board of Management, subject to prior approval by both the Supervisory Board and the Meeting of Priority Shareholders. As regards cash payments, the rights to dividends and distributions shall lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available.

The Board of Management, with the approval of the Supervisory Board, has decided that the Company's income for 2005 will be added to retained earnings. This proposal has already been reflected in the 2005 financial statements.

Voting Rights

The Company is subject to the relevant provisions of Netherlands law applicable to large corporations (the "structuurregime"). These provisions have the effect of concentrating control over certain corporate decisions and transactions in the hands of the Supervisory Board. Members of the Board of Management are appointed by the Supervisory Board.

The Supervisory Board shall notify the General Meeting of Shareholders of intended appointments to the Board of Management. General Meetings of Shareholders will be held at least once a year. The Company does not solicit from or nominate proxies for its shareholders. However, shareholders and other persons entitled to attend General Meetings of Shareholders may be represented by proxies.

Extraordinary General Meetings of Shareholders may be held as often as deemed necessary by the Supervisory Board or Board of Management and must be held if the Meeting of Priority Shareholders or one or more ordinary or cumulative preference shareholders jointly representing at least 10 percent of the issued share capital make a written request to that effect to the Supervisory Board and the Board of Management specifying in detail the business to be dealt with. Resolutions are adopted at General Meetings of Shareholders by an absolute majority of the votes cast (except where a different proportion of votes are required by the Articles of Association or Netherlands law) and there are generally no quorum requirements applicable to such meetings. Each ordinary, cumulative preference and priority Share confers the right to one vote.

Auditors' Report

Introduction

We have audited the financial statements of ASML Holding N.V., Veldhoven, for the year 2005 as set out on pages 64 to page 126. These financial statements consist of the consolidated financial statements and the company financial statements. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion with respect to the consolidated financial statementsIn our opinion, the consolidated financial statements give a true and fair view of the financial position of the company as at December 31, 2005 and of the result and the cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code as far as applicable.

Furthermore we have established to the extent possible that the annual report is consistent with the consolidated financial statements.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of the company as at December 31, 2005 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Furthermore we have established to the extent possible that the annual report is consistent with the company financial statements.

/s/ Deloitte Accountants B.V.
Eindhoven, The Netherlands
January 27, 2006

Information

and Investor

Relations

Financial calendar

March 23, 2006

General meeting of Shareholders at the Evoluon,

Noord Brabantlaan 1A

Eindhoven, the Netherlands

April 19, 2006

Announcement of First Quarter results for 2006

July 19, 2006

Announcement of Second Quarter results for 2006

October 18, 2006

Announcement of Third Quarter results for 2006

January 17, 2007

Announcement of Fourth Quarter results for 2006 and Annual results for 2006

Fiscal Year

ASML's fiscal year ends as of December 31, 2006

Listing

The ordinary shares of the Company are listed on the official market of the Euronext Amsterdam N.V. and in the United States on the Nasdaq National Market, under the symbol "ASML". ASML's ordinary shares may also trade on other stock exchanges from time to time, although ASML has not applied for listings on those exchanges and does not endorse and may not be notified of such trading.

Investor Relations

ASML Investor Relations will supply information or further copies of the Annual Report on Form 20-F filed with the US Securities and Exchange Commission. This Annual Report, quarterly releases and other information are also available on the ASML website (www.asml.com).

ASML

Worldwide

Contact

Information

Corporate Headquarters

De Run 6501

5504 DR Veldhoven

The Netherlands

Mailing address

P.O. Box 324

5500 AH Veldhoven

The Netherlands

U.S. main offices

8555 South River Parkway

Tempe, AZ 85284

U.S.A.

77 Danbury Road

Wilton, CT 06897 U.S.A.

Asia main office

Suite 603

One International Finance Center

1, Harbour View Street

Central, Hong Kong

Corporate Communications

phone: +31 40 268 4941

fax: +31 40 268 3655

e-mail: corpcom@asml.com

Investor Relations

phone: +31 40 268 3938

fax: +31 40 268 3655

e-mail: investor.relations@asml.com

For more information please visit our

website www.asml.com